As filed with the Securities and Exchange Commission on July 28, 2026

Securities Act File No. 333-290784

Investment Company Act File No. 811-24126

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

Registration Statement

Under

the Securities Act of 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 4	☒

and/or

Registration Statement

Under

the Investment Company Act of 1940	☒
Amendment No. 4	☒

CAIS Sports, Media and Entertainment Fund

(Exact Name of Registrant as Specified in Charter)

527 Madison Avenue, 12th Floor

New York, NY 10022

(Address of Principal Executive Offices)

(844) 241-8667

(Registrant’s Telephone Number, Including Area Code)

Michael Richman

CAIS Advisors LLC

527 Madison Avenue, 12th Floor

New York, New York 10022

(Name and Address of Agent for Service)

Copies to:

Elliot J. Gluck, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box ☐

If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box ☐

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box ☐

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c) of the Securities Act

☐	immediately upon filing pursuant to paragraph (b) of Rule 486

☒	on July 29, 2026 pursuant to paragraph (b) of Rule 486

☐	60 days after filing pursuant to paragraph (a) of Rule 486

☐	on (date) pursuant to paragraph (a) of Rule 486

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

CAIS Sports, Media and Entertainment Fund

PROSPECTUS

July 29, 2026

Class A Shares

Class D Shares

Class I Shares

Class S Shares

CAIS Sports, Media and Entertainment Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund has a limited operating history.

Effective immediately prior to the open of regular trading on the New York Stock Exchange on January 2, 2026, CAIS Sports, Media and Entertainment Fund, LP (the “Predecessor Fund”) reorganized with, and transferred substantially all of its assets to, the Fund. The Predecessor Fund maintained an investment objective, strategies and investment policies, guidelines and restrictions that were, in all material respects, equivalent to those of the Fund, and the Fund and the Predecessor Fund shared the same investment adviser and management team.

Investment Objective. The Fund’s investment objective is to seek long-term capital appreciation. There can be no assurance that the Fund will achieve its investment objective.

Investment Strategy. Under normal market conditions, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in private or publicly traded investments in the sports, media and/or entertainment (“SME”) industries (the “SME Investments”). The Fund intends to invest in SME Investments both directly and indirectly by investing in private investment vehicles that invest in SME Investments (“Portfolio Funds”). For purposes of the Fund’s 80% policy, the Fund intends to treat as qualifying assets the value of cash and cash equivalents, including money market funds and U.S. Treasury securities with remaining maturities of one year or less, that cover unfunded commitments to invest in Portfolio Funds that are or will be treated as SME Investments and that the Fund reasonably expects to be called in the future.

Investing in the common shares of beneficial interest of the Fund (“Shares”) involves a high degree of risk. Before buying any Shares, you should read the discussion of the principal risks of investing in the Fund beginning on page 24. These risks are also summarized in “Prospectus Summary – Principal Risk Factors” beginning on page 9.

●	The Fund has a limited operating history.

●	The Fund’s Shares have no history of public trading, nor is it intended that the Shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Shares. Thus, an investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.

●	The amount of distributions that the Fund may pay, if any, is uncertain.

●	The Fund may pay distributions, if any, in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Return of capital distributions may have adverse consequences for shareholders. The amount treated as a tax-free return of capital will reduce a shareholder’s adjusted tax basis in its Shares, thereby increasing the shareholder’s potential taxable gain or reducing the potential taxable loss on the sale of the Shares. See “Distribution and Dividend Reinvestment Plan” and “U.S. Federal Income Tax Matters - Taxation of U.S. Investors.”

●	The Fund invests in SME Investments, which may include privately issued securities, mezzanine loans, and high-yield and unrated securities. These securities tend to be illiquid and highly speculative.

●	Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Fund’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”). See “Transfer Restrictions” below.

●	Liquidity for the Fund’s Shares will be provided only through periodic tender offers, which are not guaranteed. CAIS Advisors LLC (the “Adviser”), the Fund’s investment adviser, intends to recommend to the Board of Trustees (the “Board”), subject to the Board’s discretion, that the Fund conduct tender offers to repurchase Shares from shareholders on a semi-annual basis in an amount generally not to exceed 5% of the Fund’s net asset value. There is no guarantee that a shareholder will be able to sell all the Shares that the shareholder desires to sell in any tender offer. Due to these restrictions, an investor should consider an investment in the Fund to be illiquid.

●	Due to investments in Portfolio Funds, the Fund may enter into unfunded commitments representing a significant portion of its assets.

●	The Fund invests in private assets, including Portfolio Funds. Portfolio Funds are subject to certain risks, including risks related to illiquidity, indirect fees, valuation, limited operating histories, and limited information regarding underlying investments. See “Principal Risk Factors – Risks Related to the Fund’s Investments” and “—Certain Additional Risks Relating to Investments In Portfolio Funds” and “Principal Conflicts of Interest.” In connection with the Fund’s investments in Portfolio Funds, the Fund may hold a significant portion of its assets in cash and cash equivalents in support of unfunded commitments.

●	Investing in the Fund’s Shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Principal Risk Factors – General Risks Related to Investing in the Fund – Leveraging Risk.”

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

	Price to the Public[1]	Maximum Upfront Sales Load	Proceeds to the Fund Before Expenses[2]
Class A Shares	At current NAV	None[3]	Amount invested at current NAV
Class D Shares	At current NAV	None	Amount invested at current NAV
Class I Shares	At current NAV	None	Amount invested at current NAV
Class S Shares	At current NAV	None	Amount invested at current NAV

[1]	Class A, Class D, Class I and Class S Shares are continuously offered for purchase as of the first business day of each calendar quarter (or at such other times as determined in the discretion of the Board of Trustees of the Fund) at the public offering price equal to the NAV per Share for the applicable Share class on that date.
[2]	The Fund’s estimated organizational and offering expenses (including pre-effective expenses) for the initial 12-month period of investment operations are $865,561. See “Fund Expenses.”
[3]	No upfront sales load will be paid to the Fund or the Distributor with respect to Class A Shares, Class D Shares, Class I Shares or Class S Shares; however, if you buy Class A Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class A Shares. Investors should consult with their selling agents or other financial intermediaries about any transaction or other fees their selling agents or other financial intermediaries might impose on each class of Shares. See “Summary of Fees and Expenses.”

Investment Strategy (continued). Companies, businesses and investments in the “sports” industry include, but are not limited to, sports franchises, sports leagues, sports content creation and/or distribution platforms, sports-related media rights, sports merchandise or equipment, sports-related gaming or betting platforms (including fantasy sports and prediction markets), sporting tournaments and major events, sports-related facilities and/or adjacent real estate ownership or operations, sports and health technology, sports data and analytics platforms, eSports organizations, college athletics, name-, image-, and likeness-related businesses, youth or amateur sports platforms, athlete-driven media ventures, athlete representation or sponsorship monetization platforms, and firms supporting the sports ecosystem through marketing, sponsorship, consulting, advisory, and/or technology services. Companies, businesses and investments in the “media and entertainment” industry include, but are not limited to, movie and/or television studios, streaming platforms, video or mobile game developers or publishing, music platforms (including labels, rights holders, and/or production companies), digital media, social media, publishing platforms, celebrity- or influencer-led media ventures, entertainment intellectual property and content libraries, talent representation or management, ticketing and fan engagement platforms, live entertainment and/or event businesses, leisure facilities or experience-based venues, casinos and/or gaming, advertising and brand marketing platforms, and broadcast, cable, and satellite networks or distribution platforms. The Fund will be concentrated (i.e., more than 25% of the value of the Fund’s assets will be invested) in one or more industries within the SME group of industries.

Private SME Investments include private equity investments (both control and non-control equity investments) in SME-related businesses, and private credit investments, such as direct lending to, and mezzanine debt and distressed debt issued by, SME-related businesses or secured by SME-related assets. Publicly traded SME Investments include publicly listed equities and fixed-income securities, such as corporate bonds and corporate loans, issued by SME companies. Investments may span varying credit qualities and maturities, including investment-grade and non-investment-grade securities. Non-investment-grade securities are commonly referred to as “junk” or “high yield” securities. An investment is non-investment-grade if rated below Baa by Moody’s Investors Services, Inc. or equivalently rated by Standard & Poor’s Corporation.

The Adviser seeks to identify experienced and reputable fund managers (the “Underlying Managers”) and selectively invest in attractive SME Investments managed by the Underlying Managers. The Fund plans to initially allocate a significant percentage of its assets to investment vehicles managed by Arctos Partners, LP or its affiliates (“Arctos”) and Eldridge Capital Management, LLC or its affiliates (“Eldridge”) (together, the “Core Independent Managers”). The Fund may at any time determine not to allocate any portion of its assets to the Core Independent Managers and, instead, may determine to invest in SME Investments sponsored, advised by, or otherwise affiliated with, other Underlying Managers.

In determining whether a particular investment constitutes an SME Investment, the Adviser considers one or more widely accepted third-party industry classification systems, as well as other relevant information regarding the issuer’s business activities and sources of revenue. If an investment is not classified within an SME industry, the Adviser may consider the investment to be an SME Investment if more than 50% of the issuer’s revenue is related to an SME industry. For investments made through private investment vehicles, the Adviser considers a variety of factors, including but not limited to the vehicle’s investment objective, strategy, portfolio composition, actual or expected underlying investments to which the Fund has economic exposure, and other available information in determining whether the investment constitutes an SME Investment.

For liquidity management purposes or during periods of market volatility, the Fund may hold cash or invest in cash equivalents – including money market funds, U.S. Treasury securities, and other short-term, high-quality investments – and corporate bonds with short- to intermediate-term maturities (together with SME Investments, the “Investments”). The Fund may gain exposure to Investments directly through individual issuers or indirectly through private investment vehicles, exchange-traded funds (“ETFs”), closed-end funds, mutual funds, real estate investment funds and business development companies and similar investment vehicles.

The Fund is generally geography-agnostic, but expects its investments to be primarily based in North America and Europe.

Investment Adviser. The Fund’s investment adviser is CAIS Advisors LLC (previously defined as the “Adviser”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund (previously defined as the “Shares”), including Class A (“Class A Shares”), Class D (“Class D Shares”), Class I (“Class I Shares”) and Class S (“Class S Shares”). The Fund is authorized as a Delaware statutory trust to issue an unlimited number of Shares. Ultimus Fund Distributors, LLC (the “Distributor”) acts as the distributor of the Shares on a best-efforts basis, subject to various conditions. The Distributor may enter into selected dealer agreements with various brokers and dealers and their agents that have agreed to participate in the distribution of the Shares (“Financial Intermediaries”). The Fund is offering to sell, through the Distributor and Financial Intermediaries, under the terms of this prospectus (the “Prospectus”), an unlimited number of Shares, at net asset value (“NAV”) plus the applicable sales load, if any. The Fund and the Adviser have received exemptive relief from the SEC to permit the Fund to issue multiple classes of shares with different sales loads and ongoing shareholder servicing and/or distribution fees. Investments in the Fund may be made only by “Eligible Investors” as defined herein. See “Plan of Distribution.”

This Prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information (“SAI”) dated July 29, 2026, has been filed with the SEC. The SAI is available upon request and without charge by writing to the Fund at C/O Ultimus Fund Solutions, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 or by calling 844-241-8667. The SAI, and other information about the Fund, is also available on the SEC’s website (http://www.sec.gov). The Fund’s annual and semi-annual shareholder reports will be made available on the Fund’s website (http://www.caisadvisors.com/sme) and on the SEC’s website (http://www.sec.gov). Information contained in, or that can be accessed through, the Fund’s website is not part of this Prospectus. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link. The Fund will provide to each person, including any beneficial owner, to whom the Prospectus or SAI is delivered, a copy of any or all information that has been incorporated by reference into the Prospectus or SAI but not delivered with the Prospectus or SAI upon request and without charge by writing to the Fund at the address provided above or by calling 844-241-8667.

You should not construe the contents of this prospectus as legal, tax or financial advice. You should consult with your own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of Shares in any state or other jurisdiction where the offer is not permitted.

i

PROSPECTUS SUMMARY

This summary does not contain all of the information that a prospective investor should consider before investing in the Fund. Before investing, a prospective investor in the Fund should review the more detailed information contained or incorporated by reference in this Prospectus and the Statement of Additional Information, particularly the information set forth under the heading “Principal Risk Factors.”

The Fund

CAIS Sports, Media and Entertainment Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund has a limited operating history.

The business operations of the Fund are managed and supervised under the direction of the Fund’s Board of Trustees (the “Board”), subject to the laws of the State of Delaware and the Fund’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”). The Board has overall responsibility for the management and supervision of the business operations of the Fund. At the discretion of the Board, the Fund may offer to repurchase common shares of beneficial interest of the Fund (“Shares”) from shareholders at net asset value (“NAV”), which will be calculated as of the close of business on the last business day of each calendar quarter, each date that a Share is offered or repurchased and at such other times as the Board of Trustees shall determine. See “Repurchases and Transfer of Shares,” and “Determination of Net Asset Value.”

The Fund is offering to sell, under the terms of this Prospectus, an unlimited number of its Class A Shares, Class D Shares, Class I Shares and Class S Shares on a continuous basis at NAV, plus the applicable sales load, if any. The Fund and the Adviser (as defined below) have received exemptive relief from the Securities and Exchange Commission (“SEC”) to permit the Fund to issue multiple classes of shares with different sales loads and ongoing shareholder servicing and/or distribution fees.

The Fund will pay, and shareholders will bear, a Management Fee (as defined below) charged by the Adviser (as defined below).

Effective immediately prior to the open of regular trading on the New York Stock Exchange on January 2, 2026, CAIS Sports, Media and Entertainment Fund, LP (the “Predecessor Fund”) reorganized with, and transferred substantially all of its assets to, the Fund. The Predecessor Fund maintained an investment objective, strategies and investment policies, guidelines and restrictions that were, in all material respects, equivalent to those of the Fund, and the Fund and the Predecessor Fund shared the same investment adviser and management team.

Investment Adviser	The Fund’s investment adviser is CAIS Advisors LLC (the “Adviser”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Pursuant to the investment advisory agreement between the Fund and the Adviser (the “Investment Advisory Agreement”), the Adviser is responsible for all investment management decisions, including, without limitation, the timing and amount of allocations to or away from the Portfolio Funds (as defined below).

Investment Objective and Strategy

The Fund’s investment objective is to seek long-term capital appreciation. There can be no assurance that the Fund will achieve its investment objective. The Fund’s investment objective is not fundamental and may be changed at the discretion of the Board without shareholder approval. The Fund will notify shareholders at least 60 days prior to any change in the investment objective.

Under normal market conditions, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in private or publicly traded investments in the sports, media and/or entertainment (“SME”) industries (the “SME Investments”). The Fund intends to invest in SME Investments both directly and indirectly by investing in private investment vehicles that invest in SME Investments (“Portfolio Funds”). For purposes of the Fund’s 80% policy, the Fund intends to treat as qualifying assets the value of cash and cash equivalents, including money market funds and U.S. Treasury securities with remaining maturities of one year or less, that cover unfunded commitments to invest in Portfolio Funds that are or will be treated as SME Investments and that the Fund reasonably expects to be called in the future.

Companies, businesses and investments in the “sports” industry include, but are not limited to, sports franchises, sports leagues, sports content creation and/or distribution platforms, sports-related media rights, sports merchandise or equipment, sports-related gaming or betting platforms (including fantasy sports and prediction markets), sporting tournaments and major events, sports-related facilities and/or adjacent real estate ownership or operations, sports and health technology, sports data and analytics platforms, eSports organizations, college athletics, name-, image-, and likeness-related businesses, youth or amateur sports platforms, athlete-driven media ventures, athlete representation or sponsorship monetization platforms, and firms supporting the sports ecosystem through marketing, sponsorship, consulting, advisory, and/or technology services. Companies, businesses and investments in the “media and entertainment” industry include, but are not limited to, movie and/or television studios, streaming platforms, video or mobile game developers or publishing, music platforms (including labels, rights holders, and/or production companies), digital media, social media, publishing platforms, celebrity- or influencer-led media ventures, entertainment intellectual property and content libraries, talent representation or management, ticketing and fan engagement platforms, live entertainment and/or event businesses, leisure facilities or experience-based venues, casinos and/or gaming, advertising and brand marketing platforms, and broadcast, cable, and satellite networks or distribution platforms. The Fund will be concentrated (i.e., more than 25% of the value of the Fund’s assets will be invested) in one or more industries within the SME group of industries.

Private SME Investments include private equity investments (both control and non-control equity investments) in SME-related businesses, and private credit investments, such as direct lending to, and mezzanine debt and distressed debt issued by, SME-related businesses or secured by SME-related assets. Publicly traded SME Investments include publicly listed equities and fixed-income securities, such as corporate bonds and corporate loans, issued by SME companies. Investments may span varying credit qualities and maturities, including investment-grade and non-investment-grade securities. Non-investment-grade securities are commonly referred to as “junk” or “high yield” securities. An investment is non-investment-grade if rated below Baa by Moody’s Investors Services, Inc. or equivalently rated by Standard & Poor’s Corporation.

SME-related businesses or companies may have direct or indirect exposure to real estate through their ownership of and/or operating rights in certain facilities, such as sports stadiums, arenas or adjacent mixed-use developments, office space to support operations, retail spaces selling merchandise, movie and television studios, music studios, broadcast or radio stations, and other venues or infrastructure where entertainment is created, distributed, or consumed.

The Adviser seeks to identify experienced and reputable fund managers (the “Underlying Managers”) and selectively invest in attractive SME Investments managed by the Underlying Managers. The Fund plans to initially allocate a significant percentage of its assets to investment vehicles managed by Arctos Partners, LP or certain of its affiliates (“Arctos”) and Eldridge Capital Management, LLC or certain of its affiliates (“Eldridge”) (together, the “Core Independent Managers”). The Fund may at any time determine not to allocate any portion of its assets to the Core Independent Managers and, instead, may determine to invest in SME Investments sponsored, advised by, or otherwise affiliated with, other Underlying Managers.

The Adviser will size and select investment opportunities presented to the Fund by Core Independent Managers. The Adviser may, but is not required to, engage one or more third-party consultants to conduct due diligence on certain primary and secondary investments and co-investments to be made by the Fund, including without limitation, Portfolio Funds managed by the Core Independent Managers. The Adviser will have sole discretion with respect to the Fund’s portfolio and will make the final determination as to whether the Fund will make any investment. Past performance of Portfolio Funds sponsored or managed by the Core Independent Managers is not indicative of future results of those Portfolio Funds. The Core Independent Managers are not sponsors, promoters, advisers or affiliates of the Fund. An entity affiliated with Eldridge owns a minority non-controlling share in the Adviser’s parent company, Capital Integration Systems LLC (“CAIS”), and holds two out of nine seats on the board of directors of CAIS.

In determining whether a particular investment constitutes an SME Investment, the Adviser considers one or more widely accepted third-party industry classification systems, as well as other relevant information regarding the issuer’s business activities and sources of revenue. If an investment is not classified within an SME industry, the Adviser may consider the investment to be an SME Investment if more than 50% of the issuer’s revenue is related to an SME industry. For investments made through private investment vehicles, the Adviser considers a variety of factors, including but not limited to the vehicle’s investment objective, strategy, portfolio composition, actual or expected underlying investments to which the Fund has economic exposure, and other available information in determining whether the investment constitutes an SME Investment. In making these determinations, the Adviser may rely on information obtained from Underlying Managers, company websites, third-party industry classification systems and data providers, and other sources it believes to be reliable.

The Fund may make private SME Investments through primary commitments to private funds, secondary purchases of interests in such funds, purchases of select assets from private funds, and co-investment opportunities alongside private fund sponsors. The Fund may make SME Investments indirectly through one or more wholly owned subsidiaries (each, a “Subsidiary”). The Fund will comply with the provisions of Section 8 of the 1940 Act governing investment policies on an aggregate basis with any Subsidiary. The Fund will comply with provisions of Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with any Subsidiary. The Fund and any Subsidiary will comply with provisions of Section 17 of the 1940 Act related to affiliated transactions and custody.

Portfolio Funds typically have greater flexibility than registered funds with respect to the types of securities that may be owned, the types of trading strategies that may be employed, including with respect to transactions with affiliates, and, in some cases, the amount of leverage that can be used. Investments in Portfolio Funds tend to be illiquid and highly speculative. Portfolio Funds have complex fee structures, including performance-related compensation beyond what is permitted for registered funds and those fees may be charged even if the Fund itself loses money. The Fund may have challenges in monitoring the operations and performance of Portfolio Funds, including, without limitation, difficulty obtaining access to information about Portfolio Funds’ underlying investments and valuations and conflicts that may exist in respect of Portfolio Funds’ underlying investments.

For liquidity management purposes or during periods of market volatility, the Fund may hold cash or invest in cash equivalents – including money market funds, U.S. Treasury securities, and other short-term, high-quality investments – and corporate bonds with short- to intermediate-term maturities (together with SME Investments, the “Investments”). The Fund may gain exposure to Investments directly through individual issuers or indirectly through private investment vehicles, exchange-traded funds (“ETFs”), closed-end funds, mutual funds, real estate investment funds and business development companies and similar investment vehicles.

The Fund is generally geography-agnostic, but expects its investments to be primarily based in North America and Europe.

Shares Offered

The Fund currently offers four separate classes of Shares designated as Class A Shares, Class D Shares, Class I Shares, and Class S Shares. Each class of Shares is subject to different fees and expenses. Sales loads, if any, will reduce the amount of an investor’s investment in the Fund. The Fund may offer additional classes of Shares in the future.

Ultimus Fund Distributors, LLC (the “Distributor”) acts as the distributor of the Shares on a best-efforts basis, subject to various conditions. The Distributor may enter into selected dealer agreements with various brokers and dealers and their agents that have agreed to participate in the distribution of the Shares (“Financial Intermediaries”).

The minimum initial investment in the Fund is $25,000 for Class A Shares and Class D Shares and $1,000,000 for Class I Shares and Class S Shares, in each case subject to waiver or reduction with respect to certain investors or categories of investors in the sole discretion of the Adviser. The Fund will accept subscriptions quarterly. Investors will be required to fund the entirety of their commitment generally in connection with acceptance by the Fund of a subscription.

Eligible Investors	Each prospective investor in the Fund will be required to certify that it is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act. The criteria for qualifying as an “accredited investor” are set forth in the subscription agreement that must be completed by each prospective investor. Investors who meet such qualifications are referred to in this Prospectus as “Eligible Investors.” Existing shareholders who request to purchase additional Shares (other than in connection with the DRIP (as defined below)) will be required to qualify as Eligible Investors. The Distributor or any

Financial Intermediary may impose eligibility requirements on investors who purchase Shares from the Distributor through such Financial Intermediary. The Fund reserves the right to reject, in its sole discretion, any request to purchase Shares in the Fund at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time at the Board’s discretion. See “Purchases of Shares.”

Purchase of Shares

Shares will generally be offered for purchase on the first business day of each calendar quarter at a price equal to the NAV per Share as of the most recently completed calendar quarter end of the applicable share class. Fractions of Shares will be issued to one one-thousandth of a Share.

A prospective investor must submit a completed subscription document on or prior to the acceptance date set by the Fund and notified to prospective investors. An existing shareholder generally may subscribe for additional Shares by completing an additional subscription agreement by the acceptance date and funding such amount by the deadline. The Fund reserves the right to accept or reject, in its sole discretion, any request to purchase Shares at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time. Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned promptly to the prospective investor without the deduction of any fees or expenses. Prospective investors whose purchases are rejected by the Fund will receive a pro rata share of any interest earned on the amounts placed in escrow prior to acceptance, if applicable.

Prospective investors who purchase Shares through Financial Intermediaries will be subject to the procedures of those Financial Intermediaries through which they purchase Shares, which may include charges, investment minimums, cut-off times and other restrictions in addition to, or different from, those listed herein. Prospective investors purchasing shares of the Fund through Financial Intermediaries should acquaint themselves with their Financial Intermediary’s procedures and should read this Prospectus in conjunction with any materials and information provided by their Financial Intermediary.

Leverage	The Fund may borrow money in connection with its investment activities (i.e., the Fund may utilize leverage), subject to the limitations of the 1940 Act. Specifically, the Fund may borrow money through a credit facility or other arrangements to manage timing issues associated with new and existing investments, liquidity for repurchases, and general working capital requirements. See “Principal Risk Factors – General Risks Related to Investing in the Fund – Leveraging Risk.”

Management Fee	In consideration of the advisory and other services provided by the Adviser to the Fund, the Fund pays the Adviser a management fee at an annual rate of 0.95%, payable quarterly in arrears based upon the Fund’s net assets, calculated as of the close of business on the last business day of each calendar quarter (including any assets in respect of Shares that will be repurchased as of the end of the quarter) (the “Management Fee”). The Management Fee is separate from the asset-based fees and incentive fees in respect of Investments, which are paid directly by the Portfolio Funds to the Underlying Managers and are indirectly borne by Fund shareholders. See “Management of the Fund - Management Fee.”

Fees and Expenses

The Fund bears organizational and offering expenses ordinarily borne by a registered investment company. The Fund will bear all expenses incurred in the business of the Fund, including any charges, allocations and fees to which the Fund is subject as an investor in the Investments. The Fund will also bear ongoing operating expenses paid or reimbursed to its service providers.

The Adviser bears all of its own costs incurred in providing investment advisory services to the Fund, including travel and other expenses related to the selection and monitoring of Underlying Managers. Pursuant to an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”), the Adviser has contractually agreed, through July 31, 2027, to waive fees and/or pay or reimburse certain operating and other expenses of the Fund so that the total annual operating expenses of the Fund, excluding Excluded Expenses (as defined below), in respect of each class of shares of the Fund, do not exceed an amount equal to 0.75% of the average quarterly net assets of the class on an annualized basis (the “Expense Cap”). For a period not to exceed three years from the date on which the Adviser waived the fee or reimbursed the expense, the Adviser may recoup waived fees, reimbursed expenses or directly paid expenses if (i) at the time of repayment, the annual operating expenses of such share class have fallen below the Expense Cap and (ii) the repayment does not cause the annual operating expenses of such share class in the quarter the reimbursement is made (after given effect to such repayment) to rise to a level that exceeds the Expense Cap in place at the time the fees were waived and/or the expenses were reimbursed, or the Expense Cap in place at the time the Fund repays the Adviser, whichever is lower. In addition, pursuant to a separate expense reimbursement agreement (the “Class S Expense Reimbursement Agreement”), the Adviser has contractually agreed, through July 31, 2027, to waive and/or pay or reimburse a portion of Class S’s operating and other expenses so that Class S’s total annual operating expenses (excluding Excluded Expenses) do not exceed an amount equal to the Expense Cap minus: (i) 0.10% of Class S’s average quarterly net assets if Class S’s average quarterly net assets are equal to or greater than $150,000,000 but less than $250,000,000; (ii) 0.15% of Class S’s average quarterly net assets if Class S’s average quarterly net assets are equal to or greater than $250,000,000 but less than $500,000,000; and (iii) 0.20% of Class S’s average quarterly net assets if Class S’s average quarterly net assets are equal to or greater than $500,000,000. The Adviser may not recoup expenses waived or reimbursed pursuant to the Class S Expense Reimbursement Agreement. These contractual arrangements may be terminated at any time, without payment of any penalty, by the Fund’s Board of Trustees, and will automatically terminate if the Investment Advisory Agreement is terminated. See “Summary of Fees and Expenses.”

“Excluded Expenses” is defined to include: (i) the Fund’s proportional share of (a) fees, expenses, allocations, carried interests, etc. of any private investment vehicles and co-investments in portfolio companies in which any Portfolio Fund invests (including all acquired fund fees and expenses); (b) transaction costs, including legal costs and brokerage commissions, of any Portfolio Fund associated with the acquisition and disposition by such Portfolio Fund of primary interests, secondary interests, co-investments, ETF investments and other investments; (c) interest payments incurred by any Portfolio Fund, (d) fees and expenses incurred in connection with any credit facilities obtained by any Portfolio Fund; (e) taxes of any Portfolio Fund; and (f) extraordinary expenses of any Portfolio Fund (as determined in the sole discretion of the Adviser), which may include non-recurring expenses such as, for example, litigation expenses and shareholder meeting expenses; (ii) the investment management fee payable to the Adviser pursuant to the Investment Advisory Agreement; (iii) interest expense and any other expenses incurred in connection with any borrowings by the Fund (including any credit facility); (iv) distribution and servicing fees payable pursuant to a Distribution and Servicing Plan adopted by the Fund in compliance with Rule 12b-1 under the 1940 Act in respect of any class of shares of the Fund; (v) acquired fund fees and expenses; (vi) taxes; and (vii) extraordinary expenses.

Distribution and Servicing Fee

Under the terms of a Distribution Agreement (the “Distribution Agreement”) with the Distributor, the Distributor will directly distribute Shares to investors. The Distributor is authorized to engage Financial Intermediaries for distribution services and to provide ongoing investor services and account maintenance services to shareholders. The Fund has adopted an Amended and Restated Distribution and Servicing Plan (the “Distribution and Servicing Plan”) in compliance with Rule 12b-1 under the 1940 Act for its Class A and Class D Shares to pay to the Distributor a Distribution and Servicing Fee to compensate Financial Intermediaries for distribution-related expenses, if applicable, and providing ongoing services in respect of shareholders who own such Shares.

Pursuant to the Distribution and Servicing Plan, the Fund will pay a quarterly fee to the Distributor out of the net assets of Class A Shares and Class D Shares at the annual rate of 0.85% and 0.25%, respectively, of the aggregate NAV of each of the Class A Shares and Class D Shares determined and accrued as of the last business day of each calendar quarter (before any repurchases of Shares) (the “Distribution and Servicing Fee”). For Class A and Class D Shares, 0.25% of the fee is a shareholder servicing fee and the remaining portion (in the case of Class A Shares) is a distribution fee.

The Fund will not pay any fee to the Distributor with respect to the distribution of Class I Shares and Class S Shares.

The Distributor will pay various Financial Intermediaries substantially all of the Distribution and Servicing Fee which they will use to compensate their brokerage representatives for Class A Shares and Class D Shares sales and support.

The Distribution and Servicing Fee is charged on an aggregate Class-wide basis, and Class A and Class D shareholders will be subject to the Distribution and Servicing Fee as long as they hold their Class A Shares or Class D Shares, as applicable. Each compensated broker, dealer or other financial advisor is paid by the Distributor based on the aggregate NAV of outstanding Class A Shares or Class D Shares held by shareholders that receive services from such broker, dealer or other financial advisor.

The Distributor may directly distribute certain classes of Shares to investors, and for such directly distributed Shares, will retain all or a portion of any applicable Distribution and Servicing Fee to compensate its brokerage representatives for their sales and support.

The Adviser or its affiliates may pay additional compensation out of their own resources (i.e., not Fund assets) to an affiliate of the Adviser, third-party securities dealers, other industry professionals and any affiliates thereof in connection with the distribution of Shares in the Fund or for their ongoing servicing of Shares acquired by their clients.

Determination of Net Asset Value

The NAV of the Fund’s Shares is determined as of the close of business on the last business day of each calendar quarter and in connection with the Fund’s offer to purchase Shares, on each date that Shares are to be repurchased and at such other times as the Board shall determine. Each Share is offered at the NAV next calculated after receipt of the purchase in good order, plus any applicable sales load. The price of the Shares increases or decreases according to the NAV of the Shares. In computing the Fund’s NAV, portfolio securities of the Fund are valued at their current fair market values determined on the basis of market quotations, if available. Because public market quotations are not typically readily available for most of the Fund’s securities, they are valued at fair value as determined pursuant to procedures and methodologies approved by the Board. The Board has designated the Adviser to perform the day-to-day responsibilities for determining these fair values in accordance with Rule 2a-5 of the 1940 Act. The Adviser has developed the Fund’s valuation procedures and methodologies, which have been approved by the Board, and will make valuation determinations and act in accordance with those procedures and methodologies, and in accordance with the 1940 Act. The Fund and the Adviser may use independent pricing services to assist in calculating the value of the Fund’s securities. Valuation determinations are reviewed and overseen by the Board in accordance with Rule 2a-5.

The Fund’s investments in Portfolio Funds will be priced at fair value in the absence of readily available market quotations, according to the Fund’s valuation procedures and methodologies. In addition, a significant portion of a Portfolio Fund’s investments will likely be priced at fair value by the Portfolio Fund in accordance with its own valuation procedures and methodologies. One or both of these fair value determinations may prove to be inaccurate. Incorrect valuations of private investments, including investments in Portfolio Funds, could have an adverse effect on the Fund’s NAV and shareholder transactions involving the Shares. See “Principal Risk Factors—Certain Additional Risks Relating to Investments in Portfolio Funds—Valuation of the Fund’s Interests in Portfolio Funds” and “Determination of Net Asset Value” below for additional information.

Administrator and Custodian

Ultimus Fund Solutions, LLC serves as the administrator (the “Administrator”) and transfer agent (the “Transfer Agent”) of the Fund.

UMB Bank, N.A. serves as the custodian of the assets of the Fund (the “Custodian”).

Independent Registered Public Accounting Firm	Ernst & Young LLP serves as the independent registered public accounting firm for the Fund and will provide audit services, tax and other audit related services to the Fund.

Distributions and Dividend Reinvestment Plan

Distributions will generally be paid at least annually on the Shares in amounts representing substantially all of the net investment income, if any, earned each year. The Fund is not a suitable investment for any investor who requires regular dividend income.

Because the Fund intends to qualify annually as a regulated investment company (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), the Fund intends to distribute at least 90% of its investment company taxable income to its shareholders. Nevertheless, there can be no assurance that the Fund will pay distributions to shareholders at any particular rate. Each year, a statement on Internal Revenue Service (“IRS”) Form 1099-DIV identifying the amount and character (e.g., as ordinary dividend income, qualified dividend income or long-term capital gain) of the Fund’s distributions will be reported to shareholders by their financial intermediary. See “U.S. Federal Income Tax Matters.”

Each shareholder whose Shares are registered in its own name will automatically be a participant under the dividend reinvestment plan established by the Fund (the “DRIP”) and have all income dividends and/or capital gains distributions, net of any applicable U.S. withholding tax, automatically reinvested in Shares unless such shareholder specifically elects to receive all income, dividends and/or capital gain distributions in cash. See “Plan of Distribution.”

Repurchases of Shares

To provide a limited degree of liquidity to shareholders, at the sole discretion of the Board, the Fund may from time to time offer to repurchase Shares pursuant to written tenders by shareholders. Tender offers will be made periodically on terms determined by the Board. The Adviser intends to recommend to the Board, subject to the Board’s discretion, that the Fund offer to repurchase Shares from shareholders on a semi-annual basis in an amount generally not to exceed 5% of the Fund’s NAV. No shareholder has the right to require the Fund to redeem his, her or its shares.

If a tender offer is oversubscribed by shareholders who tender Shares, the Fund will repurchase a pro rata portion by value of the Shares tendered by each shareholder, extend the tender offer, or take any other action with respect to the tender offer permitted by applicable law. See “Repurchases and Transfer of Shares.”

Transfer Restrictions

A shareholder may assign, transfer, sell, encumber, pledge or otherwise dispose of (each, a “transfer”) Shares only (i) by operation of law pursuant to the death, divorce, insolvency, bankruptcy, or adjudicated incompetence of the shareholder; or (ii) under certain limited circumstances, with the consent of the Board or its delegate (which may be withheld in the Board’s or its delegate’s sole and absolute discretion).

Notice of a proposed transfer of Shares must be accompanied by properly completed transfer information documents in respect of the proposed transferee and must include evidence satisfactory to the Board that the proposed transferee, at the time of the transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. Each transferring shareholder and transferee may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.

Unlisted Closed-End Structure; Limited Liquidity	Shares are not listed on any securities exchange, and it is not anticipated that a secondary market for Shares will develop. In addition, Shares are subject to limitations on transferability and liquidity will be provided only through limited tender offers described herein. An investment in the Fund is suitable only for shareholders who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment.

Principal Risk Factors

Investing in the Fund involves risks, including the risk that investors may receive little or no return on their investment or that they may lose part or all of their investment. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. An investment in the Fund should not be viewed as a complete investment program. Before investing, prospective investors should consider carefully the following risks and review more detailed information set forth in this Prospectus under the heading “Principal Risk Factors.”

	●	Investing in the Fund can result in a loss of capital, up to the entire amount of an investor’s investment.

	●	The Fund is a closed-end investment company with a limited operating history. It is not intended that the Fund’s Shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s Shares. Certain Portfolio Funds may have limited operating histories.

●	The Fund’s Shares are subject to substantial restrictions on transfer and are extremely illiquid.

●

The Fund’s strategy includes direct or indirect investments in sports, media and/or entertainment opportunities - industries that are highly competitive and subject to unpredictable consumer interests. The success of companies in these sectors depends on numerous factors. Each creative work—whether films, TV shows, sports broadcasts, or live events—represents an individual project whose commercial success is inherently uncertain and primarily determined by consumer appeal and market reception. See “Risks Related to SME Investments – Uncertain Consumer Demand.”

●

The Fund is a non-diversified fund, which means that the percentage of its assets that may be invested in the securities of a single issuer is not limited by the 1940 Act. As a result, the Fund’s investment portfolio may be subject to greater risk and volatility than a diversified fund.

●

The Fund will be concentrated (i.e., more than 25% of the value of the Fund’s assets will be invested) in one or more industries within the SME group of industries and, as such, it may be subject to more risks associated with those industries than if it were more broadly diversified over numerous industries.

●	Portfolio Funds generally will not be registered as investment companies under the 1940 Act and, consequently, a Portfolio Fund will not have the protections of the 1940 Act.

●

The Fund invests in Portfolio Funds. Portfolio Funds are subject to certain risks, including risks related to illiquidity, indirect fees, valuation, limited operating histories, and limited information regarding underlying investments. In connection with the Fund’s investments in Portfolio Funds, the Fund may hold a significant portion of its assets in cash and cash equivalents in support of unfunded commitments.

●

Rule 18f-4 under the 1940 Act, among other things, may impact the ability of the Fund to enter into unfunded commitment agreements, such as capital commitments to Portfolio Funds. Under Rule 18f-4, the Fund may enter into an unfunded commitment agreement, notwithstanding the asset coverage requirements of Section 18 of the 1940 Act, if the Fund reasonably believes, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due.

●

The use of leverage by the Fund or a Portfolio Fund may increase the volatility of the Fund and such Portfolio Fund and can result in significant losses. The use of leverage may increase the fees payable to the Fund by increasing the asset-base on which the Management Fee is calculated. This creates a potential incentive for the Adviser to use leverage and to select Portfolio Funds that use leverage.

●

Portfolio Funds may pursue investment strategies or make individual investments that have not been fully disclosed to the Adviser and are different from those expected to be made at the time the Fund made its decision to invest in the Portfolio Funds. Such strategies and investments may be inconsistent with the investment objective and policies of the Fund and may involve unanticipated risks, which could adversely affect the Fund.

●	The Adviser may have limited access to the specific underlying holdings of the Portfolio Funds and little or no means of independently verifying information provided by the Underlying Managers.

●

In calculating the Fund’s NAV, the Fund will utilize valuations of the Fund’s interests in Portfolio Funds, without any means of independent verification. Underlying Managers face a conflict of interest in valuing securities held by Portfolio Funds because the values assigned will affect the compensation paid to such Underlying Managers.

●

The Fund may make additional investments in or effect withdrawals from Portfolio Funds only at certain times. Limitations on a Fund’s ability to withdraw its assets from Portfolio Funds will limit the Fund’s ability to repurchase its Shares and therefore the investor’s ability to redeem its Shares in the Fund.

●	The Fund may receive securities that are illiquid or difficult to value in connection with withdrawals and distributions from Portfolio Funds.

●

The Underlying Managers will charge the Fund asset-based fees and typically will also be entitled to receive performance-based allocations. These are in addition to the Management Fee borne by investors in the Fund. These asset-based and incentive fees are paid directly by the Portfolio Funds to the Underlying Managers and are indirectly borne by investors in the Fund. Investors will bear fees and expenses at the Fund level and also at the Portfolio Fund level.

●	Performance-based fees/allocations may create incentives for Underlying Managers to make risky and speculative investments.

●	The Fund may be subject to performance-based allocations by Underlying Managers even if the Fund’s overall returns are negative.

●

The Adviser and Underlying Managers may have conflicts of interest that could interfere with their management of the Fund or the Portfolio Funds, respectively. For example, the Adviser and its affiliates, as well as many of the Underlying Managers and their respective affiliates, provide investment advisory and/or other services to clients other than the Fund and Portfolio Funds, and the side-by-side management of these clients may raise potential conflicts of interest relating to the allocation of investment opportunities. See “Principal Conflicts of Interest.”

●	Delays in Underlying Manager reporting may delay reports to shareholders and require shareholders to seek extensions of the deadline to file their tax returns.

●

The Fund is subject to, and invests in Portfolio Funds that are subject to, risks associated with legal and regulatory changes applicable to financial institutions generally, Portfolio Funds in particular, and the SME industries.

●

The Fund and Portfolio Funds may invest in fixed income securities, rated investment grade or non-investment grade and may invest in unrated fixed income securities. Non-investment grade debt securities are commonly referred to as “junk” or “high yield” securities, and are considered speculative with respect to the issuer’s capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories or unrated debt securities determined to be of comparable quality may involve a substantial risk of default or may be in default. See “Risks Related to the Fund’s Investments - High Yield and Unrated Securities Risk.”

●	Fund shareholders will have no right to receive information about the Portfolio Funds or Underlying Managers, and will have no recourse against Portfolio Funds or the Underlying Managers.

●

An Underlying Manager may focus on a particular country or geographic region or on a limited number of securities or operating companies, which may subject the Portfolio Fund, and thus the Fund, to greater risk and volatility than if the focus was on a broader range of countries, geographic regions, securities or operating companies.

●

The Fund is subject to the 1940 Act prohibitions and restrictions relating to transactions between investment companies and their affiliates (including the Adviser), principal underwriters and affiliates of those affiliates or underwriters. Under these restrictions, the Fund is generally prohibited from knowingly participating in a joint transaction with an affiliated person. These restrictions also generally prohibit the Fund’s affiliates, principal underwriters and affiliates of those affiliates or underwriters from knowingly purchasing from or selling to the Fund certain securities or other properties and from lending to and borrowing from the Fund monies or other properties. The Fund and its affiliates may be precluded from co-investing in private placements of securities. The Fund and its affiliates may from time to time engage in certain joint transactions, purchases, sales and loans in reliance upon and in compliance with the conditions of certain positions promulgated by the SEC and its staff. There can be no assurance that the Fund would be able to satisfy these conditions with respect to any particular transaction. As a result of these prohibitions, restrictions may be imposed on the size of positions or the type of investments that the Fund could make.

●	The Fund faces significant risks related to global pandemics, which can severely impact the SME group of industries. While the Fund strives to mitigate these risks through strategic diversification and flexible investment approaches, the inherent uncertainty and potential for significant operational disruptions due to global pandemics remain a material risk factor for the Fund. See “Risks Related to SME Investments - Risk of Future Global Pandemics.”

●	Changes to tax laws may negatively impact the valuation and profitability of sports franchise investments. Current tax benefits, such as goodwill amortization, deductions for player salaries and stadium expenses, and pass-through tax structures, enhance cash flow and valuations. However, legislative or regulatory changes—such as limiting goodwill amortization, restricting deductions, or increasing capital gains taxes—could reduce profitability, lower franchise valuations, and extend investment holding periods. Any such changes could materially impact the Fund’s returns and investment strategy, and the Fund cannot predict the likelihood or timing of future tax law revisions.

U.S. Federal Income Tax Matters

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company (a “RIC”) under Subchapter M of the Code. For each taxable year that the Fund so qualifies, the Fund will generally not be subject to U.S. federal income tax on its taxable income and gains that it timely distributes as dividends for U.S. federal income tax purposes to Fund shareholders. The Fund intends to distribute its income and gains in a way that it should not be subject to an entity-level income tax on certain undistributed amounts. These distributions generally will be taxable as ordinary income or capital gains to the shareholders, whether or not they are reinvested in Shares. U.S. federally tax-exempt investors generally will not recognize unrelated business taxable income with respect to an investment in Shares as long as they do not borrow to make such investment.

Certain of the Portfolio Funds in which the Fund invests may be classified as partnerships for U.S. federal income tax purposes. Accordingly, for the purpose of satisfying certain of the requirements for qualification as a RIC, the Fund will, in appropriate circumstances, be required to “look through” to the character of the income, assets and investments held by the Fund and certain of the Portfolio Funds. However, Portfolio Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise comply with Subchapter M of the Code, and ultimately may limit the universe of Portfolio Funds in which the Fund can invest. Furthermore, although the Fund expects to receive information from the Underlying Managers regarding its investment performance on a regular basis, in most cases there is little or no means of independently verifying this information and certain Underlying Managers may not provide this information on a timely basis.

If the Fund fails to qualify as a RIC, the Fund’s income would be subject to U.S. federal income tax imposed at corporate rates (currently 21%) even if such income and gains were distributed to its shareholders and all distributions of earnings and profits to shareholders generally would be characterized as ordinary dividend income. In addition, the Fund could be required to recognize unrealized gains, incur substantial entity-level taxes and make certain distributions (which could be subject to interest charges) before requalifying as a RIC.

A shareholder that is not subject to U.S. federal income tax on its income as a result of an exemption accorded under Section 501 of the Code generally will not be subject to tax on amounts distributed to it by the Fund, provided that such shareholder’s acquisition of its Shares is not debt-financed within the meaning of Section 514 of the Code. The Fund will inform shareholders of the amount and character of its distributions to shareholders. See “U.S. Federal Income Tax Matters.”

Fiscal and Tax Year	The Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending on September 30.

ERISA	Investors subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code, including employee benefit plans and individual retirement accounts, may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” subject to the fiduciary responsibility and prohibited transaction rules of Title I of ERISA or Section 4975 of the Code. Thus, it is not intended that the Adviser will be a “fiduciary” within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any “benefit plan investor” within the meaning of ERISA that becomes a shareholder, solely as a result of the shareholder’s investment in the Fund. For a discussion of certain risks and considerations relating to an investment in the Fund, see “Certain ERISA Considerations.”

SUMMARY OF FEES AND EXPENSES

The following table illustrates the fees and expenses that the Fund expects to incur and that shareholders can expect to bear directly or indirectly.

To invest in Class A Shares or Class D Shares of the Fund, a prospective investor must open a brokerage account with a Financial Intermediary or the Distributor. Any costs associated with opening such an account are not reflected in the following table or the examples below. Investors should contact their broker or other financial professional for more information about the costs associated with opening such an account. Investors may pay other fees, such as brokerage commissions and other fees, to Financial Intermediaries that are not reflected in the following table or the examples below.

TRANSACTION FEES	Class A	Class D	Class I	Class S
Maximum sales load (percentage of purchase amount)[1]	None	None	None	None
Maximum repurchase fee[2]	2.00%	2.00%	2.00%	2.00%

ANNUAL FUND EXPENSES (as a percentage of the Fund’s net assets attributable to common shares)	Class A	Class D	Class I	Class S
Management Fee[3]	0.95%	0.95%	0.95%	0.95%
Distribution and Servicing Fee[4]	0.85%	0.25%	None	None
Interest Payments on Borrowed Funds[5]	0.00%	0.00%	0.00%	0.00%
Other Expenses[6]	0.91%	0.91%	0.91%	0.91%
Acquired Fund Fees and Expenses[7]	1.58%	1.58%	1.58%	1.58%
Total Annual Fund Expenses	4.29%	3.69%	3.44%	3.44%
Fee Waiver and/or Expense Reimbursement[8]	(0.16)%	(0.16)%	(0.16)%	(0.16)%
Total Annual Fund Expenses After Fee Waiver and/or Expense Reimbursement	4.13%	3.53%	3.28%	3.28%

1	No upfront sales load will be paid to the Fund or the Distributor with respect to Class A Shares, Class D Shares, Class I Shares or Class S Shares; however, if you buy Class A Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class A Shares. Investors should consult with their selling agents or other financial intermediaries about any transaction or other fees their selling agents or other financial intermediaries might impose on each class of Shares.

2	An early repurchase fee payable to the Fund, in an amount of 2.00% of the value of the Shares accepted for repurchase, will be charged with respect to the repurchase of an investor’s Shares at any time prior to the day immediately preceding the one-year anniversary of an investor’s purchase of the Shares (on a “first in-first out” basis). An early repurchase fee payable by an investor may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any investor. The early repurchase fee will be retained by the Fund for the benefit of the remaining investors. See “Repurchases and Transfer of Shares.”
3	The Fund will pay the Adviser an annual Management Fee of 0.95%, payable quarterly, based on the Fund’s net assets, calculated as of the close of business on the last business day of each calendar quarter (including any assets in respect of Shares that will be repurchased as of the end of the quarter).
4	Pursuant to the Distribution and Servicing Plan, the Fund will pay a quarterly fee to the Distributor out of the net assets of Class A Shares and Class D Shares at the annual rate of 0.85% and 0.25%, respectively, of the aggregate NAV of each of the Class A Shares and Class D Shares determined and accrued as of the last business day of each calendar quarter (before any repurchases of Shares). For Class A and Class D Shares, 0.25% of the fee is a shareholder servicing fee, and the remaining portion (in the case of Class A Shares) is a distribution fee.
5	The Fund may borrow funds to make investments, to manage liquidity for redemptions and for general working capital purposes, including before it has fully invested the proceeds of this continuous offering. To the extent that the Fund determines it is appropriate to borrow funds to make investments, to manage liquidity for repurchases and for general working capital purposes, the costs associated with such borrowing will be indirectly borne by shareholders. The Fund’s ability to incur leverage during the 12 months following the commencement of this offering depends, in large part, on the amount of money the Fund is able to raise through the sale of Shares registered in this offering and the availability of financing in the market.
6	Other Expenses are based on estimated amounts for the Fund’s current fiscal year.
7	Acquired fund fees and expenses are the indirect costs of investing in other investment companies and private funds that would be regulated as investment companies but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (such as the Portfolio Funds). Some or all of the Portfolio Funds in which the Fund invests charge carried interests, incentive fees or allocations based on the Portfolio Fund’s performance. The Portfolio Funds in which the Fund invests generally charge an aggregate management fee of 0% to 2% annually of committed or net invested capital, and approximately 0% to 20% of net profits as a carried interest allocation (which includes fees payable to the Core Independent Managers and the Underlying Managers with respect to any Portfolio Funds). In a given period, the management fee charged by Portfolio Funds may be reduced in part by amounts received by the Portfolio Fund’s management company for related activities, such as transaction and monitoring fees received from portfolio companies. In addition, when a portfolio company is sold and the distribution exceeds the management fee allocated to that portfolio company, the Portfolio Fund’s management company may refund a portion of the allocated management fees. Such refunds are generally accrued by the Portfolio Funds as if all portfolio companies were sold at fair values. The amounts shown above as “Acquired Fund Fees and Expenses” reflect estimated operating expenses of the Portfolio Funds for the Fund’s current fiscal year (e.g., management fees, administration fees and professional and other direct, fixed fees and expenses of the Portfolio Funds) after refunds, excluding any performance-based fees or allocations paid by Portfolio Funds that are paid solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Portfolio Funds. Certain Portfolio Funds charge periodic incentive allocations based on net asset value or unrealized appreciation that are not contingent solely on realization events; such allocations, where applicable, are included in the Acquired Fund Fees and Expenses figure shown above.
8	Pursuant to the Expense Limitation Agreement, the Adviser has contractually agreed, through July 31, 2027, to waive fees and/or pay or reimburse certain operating and other expenses of the Fund so that the total annual operating expenses of the Fund, excluding Excluded Expenses (as defined below), in respect of each class of shares of the Fund, do not exceed an amount equal to 0.75% of the average quarterly net assets of the class on an annualized basis (the “Expense Cap”). For a period not to exceed three years from the date on which the Adviser waived the fee or reimbursed the expense, the Adviser may recoup waived fees, reimbursed expenses or directly paid expenses if (i) at the time of repayment, the annual operating expenses of such share class have fallen below the Expense Cap and (ii) the repayment does not cause the annual operating expenses of such share class in the quarter the reimbursement is made (after given effect to such repayment) to rise to a level that exceeds the Expense Cap in place at the time the fees were waived and/or the expenses were reimbursed, or the Expense Cap in place at the time the Fund repays the Adviser, whichever is lower. In addition, pursuant to the Class S Expense

Reimbursement Agreement, the Adviser has contractually agreed, through July 31, 2027, to waive and/or pay or reimburse a portion of Class S’s operating and other expenses so that Class S’s total annual operating expenses (excluding Excluded Expenses) do not exceed an amount equal to the Expense Cap minus: (i) 0.10% of Class S’s average quarterly net assets if Class S’s average quarterly net assets are equal to or greater than $150,000,000 but less than $250,000,000; (ii) 0.15% of Class S’s average quarterly net assets if Class S’s average quarterly net assets are equal to or greater than $250,000,000 but less than $500,000,000; and (iii) 0.20% of Class S’s average quarterly net assets if Class S’s average quarterly net assets are equal to or greater than $500,000,000. The Adviser may not recoup expenses waived or reimbursed pursuant to the Class S Expense Reimbursement Agreement. These contractual arrangements may be terminated at any time, without payment of any penalty, by the Fund’s Board of Trustees, and will automatically terminate if the Investment Advisory Agreement is terminated.

“Excluded Expenses” is defined to include: (i) the Fund’s proportional share of (a) fees, expenses, allocations, carried interests, etc. of any private investment vehicles and co-investments in portfolio companies in which any Portfolio Fund invests (including all acquired fund fees and expenses); (b) transaction costs, including legal costs and brokerage commissions, of any Portfolio Fund associated with the acquisition and disposition by such Portfolio Fund of primary interests, secondary interests, co-investments, ETF investments and other investments; (c) interest payments incurred by any Portfolio Fund, (d) fees and expenses incurred in connection with any credit facilities obtained by any Portfolio Fund; (e) taxes of any Portfolio Fund; and (f) extraordinary expenses of any Portfolio Fund (as determined in the sole discretion of the Adviser), which may include non-recurring expenses such as, for example, litigation expenses and shareholder meeting expenses; (ii) the investment management fee payable to the Adviser pursuant to the Investment Advisory Agreement; (iii) interest expense and any other expenses incurred in connection with any borrowings by the Fund (including any credit facility); (iv) distribution and servicing fees payable pursuant to a Distribution and Servicing Plan adopted by the Fund in compliance with Rule 12b-1 under the 1940 Act in respect of any class of shares of the Fund; (v) acquired fund fees and expenses; (vi) taxes; and (vii) extraordinary expenses.

EXPENSE EXAMPLE:

The following examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The examples assume that all distributions are reinvested at NAV, that the percentage amounts listed under Total Annual Fund Expenses remain the same (except that the examples incorporate the fee waiver and expense reimbursement arrangements from the Expense Limitation Agreement for only the one-year example and the first year of the three-, five- and ten-year examples), and that any applicable early repurchase fee is waived by the Fund. You would pay the following fees and expenses on a $1,000 investment, assuming a 5% annual return:

Class A

1 year	3 years	5 years	10 years
$41	$129	$217	$444

Class D

1 year	3 years	5 years	10 years
$36	$111	$189	$393

Class I

1 year	3 years	5 years	10 years
$33	$104	$177	$371

Class S

1 year	3 years	5 years	10 years
$33	$104	$177	$371

The examples should not be considered a representation of future expenses and actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example.

The purpose of the table above is to assist investors in understanding the various fees and expenses shareholders will bear directly or indirectly. For a more complete description of the various fees and expenses of the Fund, see “Management of the Fund,” “Fund Expenses,” and “Purchase of Shares.”

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the financial performance of the Fund’s Class D Shares, Class I Shares and Class S Shares. The Fund’s Class A Shares had not commenced operations as of the Fund’s most recent fiscal period end. Certain information reflects financial results for a single Share. The information for the fiscal period ended March 31, 2026 has been audited by Ernst & Young LLP, independent registered public accounting firm for the Fund. The report of Ernst & Young LLP is included in the Fund’s annual report to shareholders for the fiscal period ended March 31, 2026 (the “Annual Report”), and is incorporated by reference into the SAI and can be obtained by shareholders. The Fund’s financial statements are included in the Fund’s Annual Report and are incorporated by reference into the SAI.

Per Share Data and Ratios for a Share of Beneficial Interest Outstanding Throughout the Period Presented

Period Ended March 31, 2026(a)	Class D Shares		Class I Shares		Class S Shares
Net asset value per share, beginning of period	$10.00		$10.00		$10.00

Net increase in net assets resulting from operations:
Net investment income (loss)(b)	(0.02)		(0.01)		(0.01)
Net realized gain (loss) and change in unrealized appreciation (depreciation) on investments	0.44		0.43		0.43
Total from investment operations	0.42		0.42		0.42

Net asset value per share, end of period	$10.42		$10.42		$10.42

Total return(c)	4.20	%(f)	4.20	%(f)	4.20	%(f)

Net assets, end of period (000s)	$35		$66,182		$102,525

Ratio of gross expenses to average net assets(d)(e)	4.31	%(g)	4.06	%(g)	4.06	%(g)
Ratio of net expenses to average net assets(d)	1.95	%(g)	1.70	%(g)	1.70	%(g)
Ratio of net investment loss to average net assets	(0.65	)%(g)	(0.41	)%(g)	(0.41	)%(g)

Portfolio Turnover Rate(h)	0%		0%		0%

(a)	The SEC declared the Fund’s registration statement on Form N-2 effective on December 4, 2025. As such, the per share data is presented for the period from December 4, 2025 to March 31, 2026. The Total return, Expense, and Net investment loss ratios and portfolio turnover rate are all disclosed for the period from commencement of investment operations on January 2, 2026 to March 31, 2026.
(b)	Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.
(c)	Total return is calculated assuming a purchase of shares at net asset value on the first day and a sale at net asset value on the last day of the period as reported in the U.S. GAAP financials. Distributions are assumed, for the purpose of this calculation, to be reinvested at the ex-dividend date net asset value per share on their respective payment dates. Had the Adviser not waived its fees and reimbursed expenses, total return would have been lower.
(d)	Does not include the expenses of other investment companies in which the Fund invests.
(e)	Represents the ratio of expenses to average net assets absent the adviser expense reimbursement and/or recoupment of operating expenses.
(f)	Not annualized.
(g)	Annualized.
(h)	Excluding short-term investments, the portfolio turnover rate represents the lesser of the Fund’s purchases or sales of investments for the period divided by the average monthly fair value of the Fund’s investments during the period. Results for periods of less than 1 year are not annualized.

THE FUND

The Fund was organized as a Delaware statutory trust on September 22, 2025 and is registered under the 1940 Act as a closed-end, non-diversified, management investment company. The Fund has a limited operating history. The Fund’s term is perpetual unless it is otherwise terminated under the terms of the Declaration of Trust.

Effective immediately prior to the open of regular trading on the New York Stock Exchange on January 2, 2026, CAIS Sports, Media and Entertainment Fund, LP (the “Predecessor Fund”) reorganized with, and transferred substantially all of its assets to, the Fund. The Predecessor Fund maintained an investment objective, strategies and investment policies, guidelines and restrictions that were, in all material respects, equivalent to those of the Fund, and the Fund and the Predecessor Fund shared the same investment adviser and management team.

Investment advisory services are provided to the Fund by the Adviser pursuant to the investment advisory agreement (the “Investment Advisory Agreement”). Responsibility for monitoring and overseeing the Fund’s investment program and its management and operation is vested in the Board.

USE OF PROCEEDS

The proceeds from the sale of Shares of the Fund, not including the amount of the Fund’s fees and expenses (including, without limitation, offering expenses), will be invested by the Fund in accordance with its investment objective and strategies as soon as practicable after receipt of such proceeds, consistent with market conditions and the availability of suitable investments. Such proceeds will be invested together with any interest earned in the Fund’s account with the Fund’s Custodian. Delays in investing the Fund’s assets may occur (i) because of the time typically required to complete transactions in Portfolio Funds (which may be considerable), (ii) because certain Portfolio Funds may provide infrequent opportunities to purchase their securities, and/or (iii) because of the time required for Underlying Managers to invest the amounts committed by the Fund. Accordingly, during these periods of delay, the Fund may not achieve its investment objective or be able to fully pursue its investment strategies and policies.

Pending the investment of the proceeds pursuant to the Fund’s investment objective and policies, the Fund may invest a portion of the proceeds of the offering, which may be a substantial portion, in any instrument the Adviser deems appropriate, including but not limited to cash and cash equivalents and corporate bonds with short- to intermediate-term maturities. In addition, the Fund may maintain a portion of the proceeds of the continuous offering in cash to meet operational needs. The Fund may not achieve its investment objective, or otherwise fully satisfy its investment policies, during such periods in which its assets are not able to be substantially invested in accordance with its investment strategies.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

The Fund’s investment objective is to seek long-term capital appreciation. There can be no assurance that the Fund will achieve its investment objective. The Fund’s investment objective is not fundamental and may be changed at the discretion of the Board without shareholder approval. The Fund will notify shareholders at least 60 days prior to any change in the investment objective.

Under normal market conditions, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in private or publicly traded investments in the sports, media and/or entertainment (“SME”) industries (the “SME Investments”). The Fund intends to invest in SME Investments both directly and indirectly by investing in private investment vehicles that invest in SME Investments (“Portfolio Funds”). For purposes of the Fund’s 80% policy, the Fund intends to treat as qualifying assets the value of cash and cash equivalents, including money market funds and U.S. Treasury securities with remaining maturities of one year or less, that cover unfunded commitments to invest in Portfolio Funds that are or will be treated as SME Investments and that the Fund reasonably expects to be called in the future.

Companies, businesses and investments in the “sports” industry include, but are not limited to, sports franchises, sports leagues, sports content creation and/or distribution platforms, sports-related media rights, sports merchandise or equipment, sports-related gaming or betting platforms (including fantasy sports and prediction markets), sporting tournaments and major events, sports-related facilities and/or adjacent real estate ownership or operations, sports and health technology, sports data and analytics platforms, eSports organizations, college athletics, name-, image-, and likeness-related businesses, youth or amateur sports platforms, athlete-driven media ventures, athlete representation or sponsorship monetization platforms, and firms supporting the sports ecosystem through marketing, sponsorship, consulting, advisory, and/or technology services. Companies, businesses and investments in the “media and entertainment” industry include, but are not limited to, movie and/or television studios, streaming platforms, video or mobile game developers or publishing, music platforms (including labels, rights holders, and/or production companies), digital media, social media, publishing platforms, celebrity- or influencer-led media ventures, entertainment intellectual property and content libraries, talent representation or management, ticketing and fan engagement platforms, live entertainment and/or event businesses, leisure facilities or experience-based venues, casinos and/or gaming, advertising and brand marketing platforms, and broadcast, cable, and satellite networks or distribution platforms. The Fund will be concentrated (i.e., more than 25% of the value of the Fund’s assets will be invested) in one or more industries within the SME group of industries.

Private SME Investments include private equity investments (both control and non-control equity investments) in SME-related businesses, and private credit investments, such as direct lending to, and mezzanine debt and distressed debt issued by, SME-related businesses or secured by SME-related assets. Publicly traded SME Investments include publicly listed equities and fixed-income securities, such as corporate bonds and corporate loans, issued by SME companies. Investments may span varying credit qualities and maturities, including investment-grade and non-investment-grade securities. Non-investment-grade securities are commonly referred to as “junk” or “high yield” securities. An investment is non-investment-grade if rated below Baa by Moody’s Investors Services, Inc. or equivalently rated by Standard & Poor’s Corporation.

SME-related businesses or companies may have direct or indirect exposure to real estate through their ownership of and/or operating rights in certain facilities, such as sports stadiums, arenas or adjacent mixed-use developments, office space to support operations, retail spaces selling merchandise, movie and television studios, music studios, broadcast or radio stations, and other venues or infrastructure where entertainment is created, distributed, or consumed.

The Adviser seeks to identify experienced and reputable fund managers (the “Underlying Managers”) and selectively invest in attractive SME Investments managed by the Underlying Managers. The Fund plans to initially allocate a significant percentage of its assets to investment vehicles managed by Arctos Partners, LP or certain of its affiliates (“Arctos”) and Eldridge Capital Management, LLC or certain of its affiliates (“Eldridge”) (together, the “Core Independent Managers”).

The Adviser will size and select investment opportunities presented to the Fund by Core Independent Managers. The Adviser may, but is not required to, engage one or more third-party consultants to conduct due diligence on certain primary and secondary investments and co-investments to be made by the Fund, including without limitation, Portfolio Funds managed by the Core Independent Managers. The Adviser will have sole discretion with respect to the Fund’s portfolio and will make the final determination as to whether the Fund will make any investment. Past performance of Portfolio Funds sponsored or managed by the Core Independent Managers is not indicative of future results of those Portfolio Funds. The Core Independent Managers are not sponsors, promoters, advisers or affiliates of the Fund. An entity affiliated with Eldridge owns a minority non-controlling share in the Adviser’s parent company, Capital Integration Systems LLC (“CAIS”), and holds two out of nine seats on the board of directors of CAIS.

The Fund may or may not name additional Core Independent Managers in the future. Additionally, the Fund may at any time determine not to allocate any portion of its assets to the Core Independent Managers and, instead, may determine to invest in SME Investments sponsored, advised by, or otherwise affiliated with, other Underlying Managers. For example, if the Fund has liquid assets to invest at a particular time, but the Core Independent Managers do not have any available investment opportunities, or the Adviser does not believe any of the opportunities presented are appropriate for the Fund, then the Adviser may seek other investment opportunities consistent with the Fund’s investment objective and strategies. Thus, on occasion, the Adviser may come across an investment opportunity on its own, and determine that such an investment is appropriate for the Fund. Further, the Adviser may determine that its relationship with a Core Independent Manager is no longer beneficial to the Fund, and may seek out other managers to replace that Core Independent Manager. There is no guarantee that investment funds sponsored by the Core Independent Managers will perform at or above other comparable funds in the market.

In determining whether a particular investment constitutes an SME Investment, the Adviser considers one or more widely accepted third-party industry classification systems, as well as other relevant information regarding the issuer’s business activities and sources of revenue. If an investment is not classified within an SME industry, the Adviser may consider the investment to be an SME Investment if more than 50% of the issuer’s revenue is related to an SME industry. For investments made through private investment vehicles, the Adviser considers a variety of factors, including but not limited to the vehicle’s investment objective, strategy, portfolio composition, actual or expected underlying investments to which the Fund has economic exposure, and other available information in determining whether the investment constitutes an SME Investment. In making these determinations, the Adviser may rely on information obtained from Underlying Managers, company websites, third-party industry classification systems and data providers, and other sources it believes to be reliable.

The Fund may make private SME Investments through primary commitments to private funds, secondary purchases of interests in such funds, purchases of select assets from private funds, and co-investment opportunities alongside private fund sponsors. The Fund may make SME Investments indirectly through one or more wholly owned subsidiaries (each, a “Subsidiary”). The Fund will comply with the provisions of Section 8 of the 1940 Act governing investment policies on an aggregate basis with any Subsidiary. The Fund will comply with provisions of Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with any Subsidiary. The Fund and any Subsidiary will comply with provisions of Section 17 of the 1940 Act related to affiliated transactions and custody.

Portfolio Funds typically have greater flexibility than registered funds with respect to the types of securities that may be owned, the types of trading strategies that may be employed, including with respect to transactions with affiliates, and, in some cases, the amount of leverage that can be used. Investments in Portfolio Funds tend to be illiquid and highly speculative. Portfolio Funds have complex fee structures, including performance-related compensation beyond what is permitted for registered funds and those fees may be charged even if the Fund itself loses money. The Fund may have challenges in monitoring the operations and performance of Portfolio Funds, including, without limitation, difficulty obtaining access to information about Portfolio Funds’ underlying investments and valuations and conflicts that may exist in respect of Portfolio Funds’ underlying investments.

The Fund may make secondary investments in Portfolio Funds. Secondary investments refer to investments in a Portfolio Fund through the acquisition of an interest in the Portfolio Fund from an existing investor in the Portfolio Fund in a privately negotiated transaction. The buyer of a secondary interest takes on any future funding obligations associated with the acquired interest in exchange for future returns and distributions. The Fund intends to purchase and sell secondary investments primarily through negotiated, bilateral transactions. These transactions are not traded on a centralized exchange and do not have publicly quoted bid/ask prices. Instead, pricing is determined on a case-by-case basis, factoring in elements such as the underlying portfolio of the Portfolio Fund and its duration, recent valuations reported by the Portfolio Fund, and prevailing market conditions. As such, pricing information may be infrequent and based on historical or estimated data. Additionally, the transfer of such interests typically requires the consent of the underlying general partner and other contractual considerations, which may delay or restrict the Fund’s ability to transact.

In connection with a secondary investment in a Portfolio Fund, the Fund may agree to assume certain unfunded commitments. Under Rule 18f-4 under the 1940 Act, the Fund may not purchase any such unfunded commitments unless it reasonably believes, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due.

Secondary investments may be acquired at a discount to the Portfolio Fund’s NAV. Secondary investments acquired at a discount may result in unrealized gains at the time the Fund next calculates its NAV. Such unrealized gains will increase the Fund’s NAV and performance by the difference between the most recent NAV reported by the Portfolio Fund and the negotiated purchase price. Conversely, a secondary investment sold at a discount will result in a decrease in the Fund’s NAV and performance by the difference between the value of the secondary investment as reflected in the books and records of the Fund and the negotiated sale price. To the extent any gains on the Secondary Investment, including the gains resulting from negotiated purchases at a discount, are realized, the tax impact to shareholders is disclosed in “U.S. Federal Income Tax Matters.”

For liquidity management purposes or during periods of market volatility, the Fund may hold cash or invest in cash equivalents—including money market funds, U.S. Treasury securities, and other short-term, high-quality investments—and corporate bonds with short- to intermediate-term maturities (together with SME Investments, the “Investments”). The Fund may gain exposure to Investments directly through individual issuers or indirectly through private investment vehicles, exchange-traded funds (“ETFs”), closed-end funds, mutual funds, real estate investment funds and business development companies and similar investment vehicles.

The Fund is generally geography-agnostic, but expects its investments to be primarily based in North America and Europe.

Investment Philosophy

The Adviser’s philosophy is to identify high quality managers and provide investors with multi-manager, multi-sector exposure to themes and asset classes. The Fund is grounded in the belief that the sports, media and entertainment industries present unique opportunities for growth and value creation. The Adviser believes it can achieve the Fund’s investment objective by identifying industry-leading managers and selectively investing in attractive SME Investments. Specifically, the Adviser’s approach includes:

●	Manager and Fund Selection: Identifying experienced and reputable fund managers who have a proven track record of success in the targeted industries, then further short-listing the set of funds, including co-investment funds, that could be attractive primary or secondary fund opportunities.

●	Direct Co-Investments: Engaging in direct co-investment opportunities alongside selected Underlying Managers to capitalize on high-conviction themes or investments.

●	Growth and Value Creation Focus: Concentrating on investments that span professional sports franchises, media rights, entertainment production companies, and related businesses that show strong potential for growth and/or opportunities for value creation.

While the Fund will typically follow a buy-and-hold methodology with respect to its SME Investments, the Fund may also exit SME Investments via redemption, sales in the secondary market or syndicate ownership in certain SME Investments if it determines that to be in the best interests of the Fund.

There can be no assurance that the Fund’s investment program will be successful, that the objective of the Fund will be achieved or that the Fund’s strategies will be successful.

Prospective investors should refer to the discussion of the risks associated with the investment strategy and structure of the Fund.

Third Party Diligence Consultant

The Adviser may engage one or more third-party consultants to conduct due diligence on certain primary and secondary investments and co-investments to be made by the Fund, including without limitation, the investment vehicles managed by the Core Independent Managers; provided that the Adviser will have sole discretion with respect to the Fund’s portfolio and will make the final determination as to whether the Fund will make any investment, and no consultant will have any discretion whatsoever, nor will it make any such determination.

Leverage and Credit Facilities

The Fund may borrow money in connection with its investment activities - i.e., the Fund may utilize leverage. Specifically, the Fund may borrow money through a credit facility or other arrangements to manage timing issues in connection with the acquisition of its Investments (e.g., to provide the Fund with temporary liquidity to acquire investments in Investments in advance of the Fund’s receipt of redemption proceeds from another Investment).

The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). This requirement means that the value of the investment company’s total indebtedness may not exceed one third the value of its total assets (including the indebtedness). The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.

Investments may also utilize leverage in their investment activities. Borrowings by Portfolio Funds are not subject to the Asset Coverage Requirement. Accordingly, the Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Portfolio Funds and the volatility of the value of Shares may be great, especially during times of a “credit crunch” and/or general market turmoil. In general, the use of leverage by Portfolio Funds or the Fund may increase the volatility of the Portfolio Funds or the Fund. See “Principal Risk Factors — General Risks Related to Investing in the Fund — Leveraging Risk.”

PRINCIPAL RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. Investors could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing, prospective investors should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. Prospective investors are encouraged to consult with their legal or tax advisers before investing in the Fund.

General Risks Related to Investing in the Fund

Limited Operating History. The Fund is a closed-end investment company with a limited history of operations. It is not intended that the Shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s Shares. Some of the Portfolio Funds have no or short performance records and operating histories that are not indicative of their longer term or future performance. In any event, past performance of the Adviser, its principals, the Predecessor Fund, the Portfolio Funds or their Underlying Managers is not indicative of future results. The Fund may not be able to achieve its investment objective, including as a result of inopportune market or economic conditions.

General Economic and Market Conditions. The Fund’s performance may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances. These factors may affect the level and volatility of securities prices and the liquidity of investments held by Portfolio Funds. Unexpected volatility or illiquidity, such as the general market conditions that have occurred at times over the last several years, could impair a Fund’s profitability or result in losses.

The Fund may be susceptible to economic slowdowns or recessions and may be unable to repay the investments during these periods. In an economic downturn, the Fund may have non-performing assets, or its non-performing assets may increase, and the value of its portfolio is likely to decrease during these periods. Unfavorable economic conditions also could increase the Fund’s funding costs, limit its access to the capital markets or result in a decision by lenders not to extend credit to the Fund on terms deemed acceptable. These events could prevent the Fund from increasing investments and harm its financial condition.

Numerous structural dynamics and persistent market trends have exacerbated volatility and market uncertainty. Concerns over significant volatility in the securities markets, sluggish economic expansion in foreign economies, including continued concerns over growth prospects in China and emerging markets, growing debt loads for certain countries, uncertainty about the consequences of the U.S. and other governments withdrawing monetary stimulus measures and speculation about a possible recession all highlight the fact that economic conditions remain unpredictable and volatile. U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit rating downgrades and economic slowdowns or a recession in the U.S.

Geopolitical tensions, including between the U.S. and China, have escalated. Further escalation of such tensions and the related imposition of sanctions or other trade barriers may negatively impact the rate of global growth. Moreover, there is a risk of both sector-specific and broad-based volatility, corrections and/or downturns in the equity and credit markets. Any of the foregoing could have a significant impact on the markets in which the Fund operates and a material adverse impact on its business prospects and financial condition.

Highly Volatile Markets. Volatility in financial markets can affect the price and liquidity of securities held by the Fund and the Portfolio Funds, and can negatively impact the value of such holdings. The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. Price movements of forwards, futures, swaps and other derivative contracts in which the Fund’s assets may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments and other organizations from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. Portfolio Funds are also subject to the risk of the failure of any exchanges on which their positions trade or of the clearinghouses for those exchanges, of any counterparty to a transaction or of any service provider to a Portfolio Fund (such as a Portfolio Fund’s “prime broker” or “clearing broker”). In times of general market turmoil, even large, well-established financial institutions may fail rapidly with little warning.

Portfolio Funds are also subject to the risk that trading activity in securities in which they invest may be dramatically reduced or cease at any time, whether due to general market turmoil, problems experienced by a single issuer, market participant or a market sector or other factors. If trading in particular securities or classes of securities is impaired, it may be difficult for the Portfolio Funds to properly value any of its assets represented by such securities. In particular, the credit markets have been experiencing extreme volatility and disruption from time to time over the last several years. Instability in the fixed income markets has made it more difficult for a number of issuers of debt securities to obtain financing or refinancing for their investment or lending activities or operations. As a result of these volatile conditions in the credit markets, issuers of debt securities may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue. These developments may also make it more difficult to accurately value debt securities. See “Principal Risk Factors — Risks Related to the Fund’s Investment — Reliability of Valuation.”

In addition, the increased volatility and instability in the fixed income markets could adversely affect the ability of the Fund and Portfolio Funds to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns. See “Principal Risk Factors — General Risks Related to Investing in the Fund — Leveraging Risk.”

Banking System Risk. The U.S. banking system has experienced a significant shock with the second largest default since 2008 on March 10, 2023, a further bank closure on March 12, 2023 and extraordinary actions by the U.S. Federal Deposit Insurance Corporation (the “FDIC”), the U.S. Department of Treasury and the Federal Reserve. The FDIC’s intervention was implemented on an “emergency” basis, suddenly and substantially eliminating market participants’ ability to continue to implement certain strategies or manage the risk of their outstanding positions. Governmental authorities may continue to undertake a variety of initiatives designed to strengthen and stabilize the economy and the financial markets. However, there can be no assurance that these initiatives will be successful, and there is no way to predict the ultimate effect of the disruption or the effect that these initiatives will have on the performance of the Fund or its Investments. Any deterioration of the global debt markets (particularly the U.S. debt markets), any possible future failures of certain financial services companies and a significant rise in market perception of counterparty default risk, interest rates or taxes will likely significantly reduce investor demand and liquidity for investment grade, high-yield and senior bank debt, which in turn is likely to lead some investment banks and other lenders to be unwilling or significantly less willing to finance new investments or to only offer committed financing on less favorable terms than had been prevailing in the recent past. The Fund’s ability to generate attractive investment returns for its investors may be adversely affected to the extent the Fund is unable to obtain favorable financing terms for its Investments (either directly, or indirectly through use of a credit facility). Any market turmoil, as well as a perceived increase in counterparty default risk, may have an adverse effect on the availability of credit to businesses generally and may lead to an overall weakening of the U.S. and global economies, which in turn may adversely affect or restrict the ability of the Fund to sell or liquidate Investments at favorable times or at favorable prices or otherwise have an adverse effect on the business and operations of the Fund. Governmental authorities have undertaken, and may continue to undertake, a variety of initiatives designed to strengthen and stabilize the economy and the financial markets. However, there can be no assurance that these initiatives will be successful, and there is no way to predict the ultimate effect of the disruption or the effect that these initiatives will have on the performance of the Fund or its Investments.

In particular, if the Fund or an affiliate has a banking relationship (for example, a credit facility) with a bank or other financial institution that experiences default, is put into receivership or otherwise seeks assistance from the FDIC, Federal Reserve or another government entity (such an occurrence being a “Financial Disruption Event”), the Fund and the Adviser may not be able to access deposits, borrowing facilities or other services, either permanently or for an extended period of time, and their ability to operate in a manner consistent with past business practices could be negatively impacted, potentially resulting in disruption of operations and significant losses.

It is also possible that the Fund will incur additional expenses or delays in putting in place alternative arrangements or that such alternative arrangements will be less favorable than those formerly in place (with respect to economic terms, service levels, access to capital, or otherwise) in a case of loss of access to services or otherwise during a Financial Disruption Event.

Operational Risk. As a general matter, investing in a fund can involve operational risks arising from factors such as processing errors, human errors, inadequate or failed internal or external processes, failures in systems and technology, changes in personnel and errors caused by third-party service providers. The occurrence of any of these failures, errors or breaches could result in a loss of information, regulatory scrutiny, reputational damage or other events, any of which could have a material adverse effect on the Fund. While the Fund seeks to minimize such events through controls and oversight, there may still be failures that could cause losses to the Fund.

Regulatory Changes Risk. Changes from time to time in U.S. financial regulation may significantly impact the Fund and the Adviser. Such changes can result in certain investment strategies in which the Adviser engage or may have otherwise engaged becoming non-viable or non-economic to implement, or may otherwise have a material adverse impact on the profit potential of the Fund.

As a registered investment adviser under the Advisers Act, the Adviser and its affiliates are required to comply with a variety of periodic reporting and compliance-related obligations under applicable federal, state and foreign securities laws (including, without limitation, the obligation to make regulatory filings with respect to the Fund and its activities under the Advisers Act). Any further increases in the regulations applicable to the Fund generally or the Fund and/or the Adviser and its affiliates in particular may result in increased expenses associated with the Fund’s activities and additional resources of the Adviser being devoted to such regulatory reporting and compliance-related obligations, which may reduce overall returns for shareholders and/or have an adverse effect on the ability of the Fund to effectively achieve its investment objective. There can be no assurance that any continued regulatory scrutiny or initiatives will not have an adverse impact on the Adviser or otherwise impede the Fund’s activities.

Regulatory Risk - Commodity Pool Operator. The Adviser has filed a notice of eligibility for an exclusion from the definition of the term “commodity pool operator” with the U.S. Commodity Futures Trading Commission (the “CFTC”) and the National Futures Association (the “NFA”) with respect to the Fund. Pursuant to CFTC Regulation 4.5, the Fund and the Adviser expect not to be subject to regulation as a commodity pool or commodity pool operator under the Commodity Exchange Act of 1974, as amended (the “CEA”). If the Adviser or the Fund becomes subject to these requirements, as well as related NFA rules, the Fund may incur additional compliance and other expenses. Because the Adviser intends to manage the Fund in such a way as to maintain its ability to rely on CFTC Rule 4.5, the Fund may be unable to participate in certain investment opportunities.

Change of Law Risk. Government counterparties or agencies may have the discretion to change or increase regulation of an investment vehicle’s operations, or implement laws or regulations affecting the operations of such investments, separate from any contractual rights such investment vehicles may have. The Fund’s Investments also could be materially and adversely affected as a result of statutory or regulatory changes or judicial or administrative interpretations of existing laws and regulations that impose more comprehensive or stringent requirements on such Investments. Governments have considerable discretion in implementing regulations, including, for example, the possible imposition or increase of taxes on income earned by or from an Investment or gains recognized by the Fund on such Investments, that could impact the Fund’s return on investment with respect to such Investments.

Changes in Tax Law. Investors should be aware that tax laws and regulations are changing on an ongoing basis, and such laws and/or regulations may be changed with retroactive effect. Moreover, the interpretation and/or application of tax laws and regulations by certain tax authorities may not be clear, consistent or transparent. Uncertainty in the tax law may require the Fund to accrue potential tax liabilities even in situations in which the Fund does not expect to be ultimately subject to such tax liabilities. See “U.S. Federal Income Tax Matters.”

Political Uncertainty. Some of the results of recent elections and referenda have been unexpected and resulted in material market changes and increases in market uncertainty. Given recent changes in administrations and applicable law following such recent elections and referenda, the future of current regulations, or the adopting of new regulations, is also uncertain. While these uncertainties may create investments opportunities for the Fund, such uncertainties could alternatively have adverse impacts on the Fund. Predicting the outcome of political processes and events is inherently difficult and uncertain. If the Adviser, the Core Independent Managers, or the Underlying Managers fail to anticipate political events or predicts them incorrectly, it may cause the Fund or the Portfolio Funds to miss investment opportunities or incur losses. There may be detrimental implications for the value of certain of the Fund’s investments in certain markets, its ability to enter into transactions or to value or realize its investments or otherwise to implement its investment program or the Adviser’s investment strategies.

Stockholder Filing Requirements. Ownership information for any person who beneficially owns 5% or more of the Fund’s common stock will have to be disclosed in a Schedule 13G or other filings with the SEC. Beneficial ownership for these purposes is determined in accordance with the rules of the SEC, and includes having voting or investment power over the securities. In some circumstances, investors who choose to reinvest their dividends may see their percentage stake in the Fund increased to more than 5%, thus triggering this filing requirement. Although the Fund will provide in its quarterly statements the amount of outstanding stock and the amount of the investor’s stock, the responsibility for determining the filing obligation and preparing the filing remains with the investor.

Broad Authority for Board Action. The Fund’s Board will have the authority to modify or waive certain of the Fund’s operating policies and strategies without prior notice (except as required by the 1940 Act) and without shareholder approval. However, absent shareholder approval, the Fund may not change its fundamental policies disclosed in its registration statement. The effect any changes to the Fund’s current operating policies and strategies would have on its business, operating results and value of the Fund’s common stock cannot be predicted. Nevertheless, the effects may adversely affect the Fund’s business and impact its ability to make distributions.

Non-Fundamental Investment Policies. The Board may change certain of the Fund’s investment objectives and policies, restrictions, strategies and techniques without shareholder approval. Any change to the Fund’s current non-fundamental operating policies, investment criteria and strategies may negatively impact the Fund’s business, NAV, and/or the Fund’s operating results. This may impact the Fund’s ability to make distributions to shareholders, resulting in the loss of all or part of a shareholder’s investment in the Fund.

Distribution Policy Risk. All or a portion of the Fund’s distribution may consist solely of a return of capital (i.e., from shareholders’ original investment) and not a return of net profit. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. See “Plan of Distribution.”

Resignation of Adviser. The Adviser has the right to resign at any time upon 60 days’ written notice, regardless of whether the Fund has found a replacement. In addition, the Board will have the authority to remove the Adviser for any reason or for no reason, or may choose not to renew the Advisory Agreement. If the Adviser resigns or is terminated, the Fund may not be able to find a new investment adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If the Fund is unable to do so quickly, its operations are likely to experience a disruption, costs under any new agreements could increase, its financial condition, business and results of operations as well as its ability to pay distributions are likely to be adversely affected and the value of an interest in the Fund may decline.

Institutional and Counterparty Risk. Institutions, such as brokerage firms, banks, and broker dealers, generally may have custody of certain of a Portfolio Fund’s assets and may hold such assets in “street name.” Bankruptcy or fraud at one of these institutions could impair the operational capabilities or the capital position of a Portfolio Fund. While the Portfolio Funds often attempt to limit securities investment transactions to well capitalized and established banks and brokerage firms in an effort to mitigate such risks, there are often no requirements that Portfolio Funds take such steps to mitigate risk and a number of Portfolio Funds may not undertake any efforts to mitigate such risks.

In addition, markets in which a Portfolio Fund may effect transactions (e.g., swaps, and in particular, total return swaps) may include over-the-counter or “interdealer” markets, and may also include unregulated private markets. The participants in such markets are typically not subject to the same level of credit evaluation and regulatory oversight as are members of the exchange-based markets. This exposes Portfolio Funds to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing such Portfolio Funds to suffer a loss. Such counterparty risk is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or in instances where a Portfolio Fund has concentrated its transactions with a single or small group of counterparties. There are generally no restrictions imposed on Underlying Managers requiring them to diversify the transaction counterparties utilized by their respective Portfolio Fund.

There is also the risk that major institutional investors in a Portfolio Fund may be compelled to withdraw or that the counterparties or brokers will be required to restrict the amount of credit previously granted to such Portfolio Fund due to their own financial difficulties, resulting in forced liquidation of substantial portions of such Portfolio Fund’s portfolio.

The banks or brokerage firms selected to act as custodians for a Portfolio Fund may become insolvent, causing such Portfolio Fund to lose all or a portion of the funds or the securities held by those custodians.

Underlying Managers are generally not restricted from dealing with any particular counterparty or from concentrating any or all transactions with one counterparty. The ability of a Portfolio Fund to transact business with any one or number of counterparties, the lack of any meaningful or independent evaluation of such counterparties’ financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by a Portfolio Fund.

Risk of Natural Disasters, Epidemics and Terrorist Attacks. Countries and regions in which the Portfolio Funds invest or where the Fund or the Adviser otherwise do business are susceptible to natural disasters (e.g., fire, flood, earthquake, storm and hurricane) and epidemics, pandemics or other outbreaks of serious contagious diseases. The occurrence of a natural disaster or epidemic could adversely affect and severely depress consumer demand, reduce economic output and disrupt travel, business operations and financial markets in many countries (even beyond the site of the natural disaster or epidemic), all of which could adversely affect the Fund’s investment program and the Adviser’s ability to do business.

In addition, terrorist attacks, or the fear of or the precautions taken in anticipation of such attacks, could, directly or indirectly, materially and adversely affect certain industries in which the Fund invests or could affect the countries and regions in which the Fund invests or where the Fund or the Adviser otherwise do business. Other acts of war (e.g., war, invasion, acts of foreign enemies, hostilities and insurrection, regardless of whether war is declared) and political turmoil could also have a material adverse impact on the financial condition of industries or countries in which the Fund invests.

Sanctions. A Portfolio Fund may operate in, or have dealings with, countries subject to sanctions or embargos imposed by the U.S. government, foreign governments, or the United Nations or other international organizations. In particular, on February 24, 2022, Russian troops began a full-scale invasion of Ukraine and, as of the date hereof, the countries remain in active armed conflict. Around the same time, the United States, the United Kingdom, the European Union, and several other nations announced a broad array of new or expanded sanctions, export controls, and other measures against Russia, Russian-backed separatist regions in Ukraine, and certain banks, companies, government officials, and other individuals in Russia and Belarus, as well as a number of Russian oligarchs. The U.S. or other countries could also institute broader sanctions on Russia and others supporting Russia’s economy or military efforts. The ongoing conflict and the rapidly evolving measures in response could have a negative impact on the economy and business activity globally (including in the countries in which the Fund invests), and therefore could adversely affect the performance of a Portfolio Fund. The severity and duration of the conflict and its impact on global economic and market conditions are impossible to predict, and as a result, could present material uncertainty and risk with respect to the Fund and its Portfolio Funds and operations, and the ability of the Fund to achieve its investment objectives. Similar risks will exist to the extent that any Portfolio Fund, service providers, vendors or certain other parties have material operations or assets in Russia, Ukraine, Belarus, or the immediate surrounding areas. Sanctions could also result in Russia taking counter measures or retaliatory actions which could adversely impact portfolio companies, including, but not limited to, cyberattacks targeting private companies, individuals or other infrastructure upon which the Portfolio Funds or their investments rely.

Global Geopolitical Risk. The current contentious domestic political environment, as well as political and diplomatic events within the United States and abroad, such as presidential elections in the U.S. or abroad or the U.S. government’s inability at times to agree on a long-term budget and deficit reduction plan, has in the past resulted, and may in the future result, in a government shutdown or otherwise adversely affect the U.S. regulatory landscape, the general market environment and/or investor sentiment, which could have an adverse impact on the Fund’s investments and operations. Additional and/or prolonged U.S. federal government shutdowns may affect investor and consumer confidence and may adversely impact financial markets and the broader economy, perhaps suddenly and to a significant degree. Governmental and quasi-governmental authorities and regulators throughout the world have previously responded to serious economic disruptions with a variety of significant fiscal and monetary policy changes, including but not limited to, direct capital infusions into companies, new monetary programs and dramatically lower interest rates. An unexpected or sudden reversal of these policies, or the ineffectiveness of these policies, could increase volatility in securities markets, which could adversely affect the Fund’s investments. Any market disruptions could also prevent the Fund from executing advantageous investment decisions in a timely manner.

Artificial Intelligence and Machine Learning Risks. The emergence of recent technology developments in artificial intelligence and machine learning technology (collectively, “Machine Learning Technology”) could pose risks to the Fund and the Adviser. It is impossible to predict the future risks that may arise from such developments. These risks could arise if the Adviser utilizes Machine Learning Technology in connection with its business activities, including investment activities, or if third-party service providers of or any counterparties or competitors to the Fund, whether or not known to the Adviser, use Machine Learning Technology. Neither the Adviser nor the Fund will be in the position to control the manner in which third-party products are developed or maintained or the manner in which third-party services are provided. Furthermore, the Adviser’s personnel could utilize Machine Learning Technology in contravention of any policies that the Adviser has to prohibit or otherwise restrict the use of Machine Learning Technology.

Use of Machine Learning Technology by any of the parties described in the previous paragraph could include the input of confidential information (including material non-public information) into Machine Learning Technology, resulting in such confidential information becoming part of a dataset that is accessible by other third-party Machine Learning Technology applications and users. This use could be in contravention of confidentiality agreements or the Adviser’s policies. See also “Principal Risk Factors – General Risks Related to Investing in the Fund – Cybersecurity Risk.”

Machine Learning Technology is generally highly reliant on the collection and analysis of large amounts of data, and it is not possible or practicable to incorporate all relevant data into the dataset that Machine Learning Technology utilizes to operate. Additionally, certain data in such datasets will inevitably contain a degree of inaccuracies and errors, potentially materially so, and could otherwise be inadequate or flawed, which would be likely to degrade the effectiveness of Machine Learning Technology. To the extent that the Adviser is exposed to the risk of Machine Learning Technology use, any such inaccuracies or errors could have adverse impacts on the Adviser and the Fund.

Cybersecurity Risk. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer such losses in the future. The Fund’s and its affiliates’ and third-party service providers’ computer systems, software, and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks.

Liquidity Risk. The Fund is a closed-end investment company and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s Shares are not listed on any securities exchange and are not publicly traded. There currently is no secondary market for the Shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s tender offers. There is no guarantee that shareholders will be able to sell all of the Shares they desire in a tender offer.

Inflation/Deflation Risk. Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund and its distributions can decline.

In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders. Deflation risk is the risk that prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s investments.

Due to global supply chain disruptions, a rise in energy prices, strong consumer demand as economies continue to reopen and other factors, inflation has accelerated in the U.S. and globally. Recent inflationary pressures have increased the costs of labor, energy, and raw materials, and have adversely affected consumer spending, economic growth, and portfolio companies’ operations. If such portfolio companies are unable to pass any increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on their loans, particularly if interest rates rise in response to inflation. In addition, any projected future decreases in a portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized or unrealized losses and therefore reduce our net assets resulting from operations.

Additionally, the Federal Reserve has raised, and has indicated its intent to continue raising, certain benchmark interest rates in an effort to combat inflation. As such, inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy may tighten in response.

Limitations on Transfer; Shares Not Listed; No Market for Shares. The transferability of Shares is subject to certain restrictions contained in the Fund’s Declaration of Trust and is affected by restrictions imposed under applicable securities laws. Shares are not traded on any national securities exchange or other market. No market currently exists for the Shares, and the Fund contemplates that no such market will develop. The Shares are, therefore, not readily marketable. Although the Adviser expects to recommend to the Board that the Fund offer to repurchase Shares from shareholders on a semi-annual basis, no assurances can be given that the Fund will do so. Consequently, Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

Mandatory Redemption by Board. The Board may cause the Fund to repurchase Shares from shareholders on an involuntary basis under certain circumstances, including if at any time the total number of Shares held by such shareholder is fewer than an established minimum selected by the Board or if the Board otherwise believes such repurchase is in the best interest of the Fund, including in order to comply with the rules or other requirements of an entity that acts as the governing body with respect to athletic competitions between sports teams or individuals.

Privacy and Data Security Laws. The Gramm-Leach-Bliley Act (“GLBA”) and other laws limit the disclosure of certain non-public personal information about a consumer to non-affiliated third parties and require financial institutions to disclose certain privacy policies and practices with respect to information sharing with both affiliates and non-affiliated third parties. Many states and a number of non-U.S. jurisdictions have enacted privacy and data security laws requiring safeguards on the privacy and security of consumers’ personally identifiable information. Other laws deal with obligations to safeguard and dispose of private information in a manner designed to avoid its dissemination.

Privacy rules adopted by the U.S. Federal Trade Commission and SEC implement GLBA and other requirements and govern the disclosure of consumer financial information by certain financial institutions, ranging from banks to private investment funds. U.S. platforms following certain models generally are required to have privacy policies that conform to these GLBA and other requirements. In addition, such platforms typically have policies and procedures intended to maintain platform participants’ personal information securely and dispose of it properly.

The Fund generally does not intend to obtain or hold borrowers’ non-public personal information, and the Fund has implemented procedures designed to prevent the disclosure of borrowers’ non-public personal information to the Fund. However, service providers to the Fund or its direct or indirect fully-owned subsidiaries may obtain, hold or process such information. The Fund cannot guarantee the security of non-public personal information in the possession of such a service provider and cannot guarantee that service providers have been and will continue to comply with GLBA, other data security and privacy laws and any other related regulatory requirements. Violations of GLBA and other laws could subject the Fund to litigation and/or fines, penalties or other regulatory action, which, individually or in the aggregate, could have an adverse effect on the Fund. The Fund may also face regulations related to privacy and data security in the other jurisdictions in which the Fund invests.

Leveraging Risk. The Fund may borrow money in connection with its investment activities (i.e., the Fund may utilize leverage), subject to subject to the limitations of the 1940 Act. The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (“Asset Coverage Requirement”). This requirement means that the value of the investment company’s total indebtedness may not exceed one third the value of its total assets

(including the indebtedness) (“Leverage Limitation”). The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.

Investors should consider the various risks of financial leverage. There is no assurance that a leveraging strategy would be successful. Financial leverage involves risks and special considerations for shareholders including: (i) the likelihood of greater volatility of NAV of the Shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders; (iii) the effect of financial leverage in a market experiencing rising interest rates, which would likely cause a greater decline in the NAV of the shares than if the Fund were not leveraged; and (iv) the potential for an increase in operating costs, which may reduce the Fund’s total return.

Specifically, the Fund may enter into one or more credit facilities, including via one or more subsidiaries of the Fund (collectively, the “Leverage Facility”), to finance the purchase of Investments. The Fund may also obtain a capital call loan facility for short-time borrowings, which will not be included in the Leverage Limitation calculation. Leverage may also be utilized in connection with the ongoing operation and maintenance of the Investments. Any borrowing by a portfolio company, holding vehicle, special purpose vehicle or direct or indirect subsidiary of the Fund that has no recourse to the Fund will not count towards the Leverage Limitation. The Fund may be permitted, under specified conditions and in certain instances, pursuant to SEC exemptive relief, to issue multiple classes of shares, including a class senior to its common stock if the Fund’s asset coverage is at least equal to 200% immediately after each such issuance.

If the Fund enters into a Leverage Facility, the Fund’s interim capital needs may be satisfied through borrowings by the Fund under the Leverage Facility. Any borrowings or guarantees by the Fund under a Leverage Facility may remain outstanding at length, and the interest expense and other fees, costs and expenses of or related to any borrowings or guarantees by the Fund will be Operating Expenses that, accordingly, will decrease net returns of the Fund. There would be a risk that operating cash flow available to the Fund would be insufficient to meet required payments and a risk that it would not be possible to refinance existing indebtedness or that the terms of such refinancing would not be as favorable as the terms of existing indebtedness. In the event that the Fund would be required to sell assets at a loss, including in order to redeem or pay off any borrowing, such a sale would reduce the Fund’s NAV and may make it difficult for the NAV to recover. The Fund nevertheless may continue to use financial leverage if the Adviser expects that the benefits to the shareholders of maintaining the leveraged position likely would outweigh a resulting reduction in the current return.

Certain types of borrowings by the Fund would result in the Fund being subject to covenants in credit agreements relating to asset coverage and Fund composition requirements that are more stringent than those currently imposed on the Fund by the 1940 Act. In addition, borrowings by the Fund may be made on a secured basis. The Custodian will then either segregate the assets securing the Fund’s borrowings for the benefit of the Fund’s lenders or arrangements will be made with a suitable sub-custodian. If the assets used to secure a borrowing decrease in value, the Fund may be required to pledge additional collateral to the lender in the form of cash or securities to avoid liquidation of those assets. In the event of a default, the lenders will have the right, through the Custodian, to redeem the Fund’s investments in underlying Investment Funds without consideration of whether doing so would be in the best interests of the Fund’s shareholders. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of borrowings will be senior to the rights of the Fund’s shareholders, and the terms of the Fund’s borrowings may contain provisions that limit certain activities of the Fund and could result in precluding the purchase of instruments that the Fund would otherwise purchase.

Electronic Deliveries. Each shareholder will be deemed to consent to electronic delivery, including via electronic mail or posting to the Fund’s secured website, or through other electronic means of (i) certain Fund documents such as the Declaration of Trust, the Bylaws and any subscription agreement; (ii) any notices or communications required or contemplated to be delivered to shareholders by the Fund, the Adviser, or any of their respective affiliates, pursuant to applicable law or regulation; (iii) certain tax-related information and documents; and (iv) notices, requests, demands, consents or other communications and any financial statements, reports, schedules, certificates or opinions required to be provided to the Fund investors under any agreements.

There are certain risks associated with electronic delivery, including that no party can assure that these communication methods will result in timely receipt by a shareholder, or will be timely relayed by such shareholder’s representatives or advisors, or that such communications are in all cases secure. None of the Fund, the Adviser, the Auditor, the Administrator, the Custodian, the Distributor or any of their respective officers, directors, employees, members or affiliates (or any officer, director, employee or member of such affiliate) will be responsible or liable for any computer viruses, delays, confidential problems or malfunctions resulting from any computer viruses or related problems that may be associated with the use of an internet based system or any communications sent to a shareholder.

Risks Related to the Fund’s Investments

Private Equity Investments. The Fund’s investments may include private equity investments, which involves risks (which are discussed in greater detail below) including but not limited to: (i) business risks, including, among others, changes in the financial condition or prospects of portfolio companies, due diligence risks and operational risks, such as failure of management to execute business plans and objectives; (ii) economic risks, including changes in national or international economic and market conditions; (iii) financial risks, including, without limitation, leverage risks, credit risks and foreign exchange risks; (iv) legal and regulatory risks, including enhanced governmental scrutiny and litigation risks; and (v) risks related to the Fund and the Adviser, including changes to their respective personnel.

Illiquid Portfolio Investments. The Fund and Portfolio Funds may invest in securities that are subject to legal or other restrictions on transfer or for which no liquid market exists. The market prices, if any, for such securities tend to be volatile and the Fund or a Portfolio Fund, as applicable, may not be able to sell them when it desires to do so or to realize what it perceives to be their fair value in the event of a sale. The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. Restricted securities may sell at prices that are lower than similar securities that are not subject to restrictions on resale. In addition, certain securities in which the Fund or a Portfolio Fund invests may experience unexpected periods of illiquidity in typically liquid markets for such securities, thus exposing the Fund or the Portfolio Funds, as applicable, to the foregoing risks even if a liquid market previously existed for such securities.

Non-Diversification Risk. The Fund will likely invest a significant portion of its assets in investment vehicles managed by the Core Independent Managers, will likely participate in a limited number of overall Investments, and under normal market conditions will invest at least 80% of its net assets plus any borrowings for investment purposes to SME Investments. As a result, the Fund’s investment portfolio could become highly concentrated, and the performance of a few holdings or of a particular industry, or the timing of the Fund’s Investments, may substantially affect the Fund’s aggregate return. In particular, due to the Fund’s concentration in SME Investments, instability, fluctuations or an overall decline within any of these Investments will likely not be balanced by investments in any other industries not so affected. Furthermore, to the extent that the capital raised is less than the targeted amount, the Fund may invest in even fewer Investments and thus be less diversified. As a non-diversified fund, the Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company.

SME Industries Concentration Risk. The Fund will concentrate its Investments in one or more industries within the SME group of industries and, as such, it may be subject to more risks associated with those industries than if it were more broadly diversified over numerous industries. The SME group of industries are highly competitive and subject to unpredictable consumer interests. Investments in the SME group of industries may also be affected adversely by global pandemics, technological disruptions, changes in government regulations, government intervention or enforcement actions, and intellectual property or antitrust laws. See “Principal Risk Factors — Risks Related to SME Investments.”

Management Risk. The Fund is subject to management risk because it is an actively managed investment portfolio. The NAV of the Fund changes based on the performance of the securities in which it invests. The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to locate and evaluate the investments to be made by the Fund and to allocate effectively the Fund’s assets among the various investment vehicles in which the Fund invests. The Adviser will apply investment techniques and risk analysis in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results, or that the due diligence conducted by the Adviser, the Underlying Managers, or third-party consultants will expose all material risks associated with an investment.

There can be no assurance that the Fund or a Portfolio Fund will be presented with an adequate number of new investment opportunities, that the available investments will meet the Fund’s investment criteria, or that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns. No assurance can be given that investment opportunities can be sourced, acquired, financed or disposed of at favorable prices or terms by Portfolio Funds, as this will depend upon events and factors outside the control of the Underlying Managers. Accordingly, no assurance can be given that the Underlying Managers will be able to locate suitable investment opportunities in which to deploy a Portfolio Fund’s capital commitments.

Some of the Portfolio Funds may provide limited information with respect to their operation and performance, thereby limiting the Adviser’s ability to verify initially or on a continuing basis representation made by the Portfolio Funds or the investment strategies being employed. This may result in significant losses to the Fund based on investment strategies and positions employed by the relevant Portfolio Fund or other actions of which the Adviser has limited or no knowledge. The Adviser will generally not have the ability to review or monitor the investments made by any Portfolio Fund, and it is impossible to predict whether any Underlying Manager will engage in fraudulent behavior or otherwise act to the detriment of the Fund.

Minimal Capitalization Risk. The Fund is not obligated to raise any specific amount of capital prior to commencing operations. There is a risk that the amount of capital actually raised by the Fund through the offering of its shares may be insufficient to achieve profitability or allow the Fund to realize its investment objective. An inability to raise additional capital may adversely affect the Fund’s financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements.

Money Market Instruments. The Fund may invest, for defensive or diversification purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund or the Adviser deems appropriate under the circumstances. Pending allocation of the offering proceeds of this offering and thereafter, from time to time, the Fund also may invest in these instruments and other investment vehicles. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation (the “FDIC”), and repurchase agreements.

Reliance on the Adviser and Underlying Managers. The Fund relies on the expertise of the Adviser to allocate assets of the Fund to the Underlying Managers, including the Core Independent Managers, and to select and size investments presented to the Fund. There can be no assurance that the Adviser will successfully select or implement strategies to achieve the Fund’s investment objectives. Registration under the Advisers Act does not imply that the Adviser or the Underlying Managers have attained any level of skill or training, nor does it indicate an endorsement by the SEC of the Adviser or the Underlying Managers. Shareholders will not receive or otherwise be privy to due diligence or risk information prepared by or for the Adviser in respect of such investments.

The Fund will also rely on the Underlying Managers’ ability to manage the Portfolio Funds. The Adviser and certain Underlying Managers have a limited number of principals. Loss of one or more principals could have a material adverse impact on the ability of the Fund to continue operations.

Reliance on Diligence Consultants. The Adviser may engage third-party consultants to conduct due diligence on investments to be made by the Fund, including without limitation, the investment vehicles managed by the Core Independent Managers. In conducting its investment due diligence, a third-party consultant may use publicly available information as well as information from their relationships with former and current management teams, consultants, competitors and investment bankers. Such level of due diligence will not reveal all matters and issues, material or otherwise, relating to prospective investments in Portfolio Funds.

A third-party consultant may rate potential investments of the Fund using rating systems that are proprietary to such consultant, and the Adviser cannot ensure the accuracy of such ratings systems or guarantee that investments made by the Fund in reliance on such rating systems will be profitable. As a result, the Adviser’s engagement of, and reliance on, third-party consultants could result in losses to investors in the Fund.

Dynamic Investment Strategy. While the Adviser seeks attractive returns for the Fund primarily through making SME Investments, the Adviser is permitted to pursue additional investment strategies and may modify or depart from its initial investment strategy, investment process and investment techniques as it determines appropriate.

Fundamental Investment Restrictions. The Fund will be subject to certain fundamental investment restrictions pursuant to the 1940 Act, including but not limited to limitations related to leverage, making loans, purchasing or selling real estate or certain commodities and limitations on concentrating investments in issuers engaged in any single industry (other than SME Investments, in which the Fund, under normal market conditions, invests at least 80% of its net assets plus any borrowings for investment purposes).

Correlation Risk. The Fund seeks to produce returns that are less correlated to the broader financial markets over time. Although the prices of equity securities and fixed income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.

Repurchase Risks. Repurchases by the Fund of its Shares typically will be funded from available cash or sales of portfolio securities. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. There is no guarantee that shareholders will be able to sell the amount of Shares that they wish to tender in connection with a given tender offer. If shareholders tender for repurchase more than the tender offer amount for a given tender offer, the Fund will repurchase the Shares on a pro rata basis, so shareholders may not be able to tender as many Shares as they would like during any tender offer. There is also a risk that some shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased, thereby increasing the likelihood that a proration will occur.

Tender offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments (including by borrowing to obtain such investments), which may harm the Fund’s investment performance. Moreover, a reduction in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), may increase the Fund’s portfolio turnover, and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market; and if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income.

To the extent the Fund obtains repurchase proceeds by disposing of its interest in certain Investments, the Fund will thereafter hold a larger proportion of its assets in the remaining Investments. This could adversely affect the ability of the Fund to conduct future repurchases. In addition, after giving effect to such dispositions, the remaining Investment may not reflect the Adviser’s ideal judgments as to the desired portfolio composition of the Fund’s Investments, in that the Fund’s performance may be tied to the performance of fewer Investments and/or may not reflect the Adviser’s judgment as to the Fund’s optimal exposure to particular asset classes or investment mandates. In addition, substantial repurchases of Shares could result in a sizeable decrease in the Fund’s net assets, resulting in an increase in the Fund’s total annual operating expense ratio.

Portfolio Fund Capacity. There are generally limits on the total amount of capital commitments that may be accepted by any Portfolio Fund, and therefore, limits on the total amount of capital commitments that may be accepted by the Fund. A Portfolio Fund may determine not to accept additional capital commitments, either from the Fund or from any investor, once it has reached a certain level of capital commitments. Subject to legal, tax and other considerations, capital commitments will generally be accepted on a “first in, first accepted” basis. Although the Adviser will endeavor to select Portfolio Funds that it believes have sufficient investment capacity for investment by the Fund, there can be no assurance that the Portfolio Fund that the Adviser targets for investment by the Fund will have sufficient investment capacity under current or future market conditions.

Lack of Control Over Portfolio Funds. The Fund is expected to invest primarily in SME assets indirectly through a group of Portfolio Funds. None of the Portfolio Funds, the Underlying Managers, or any of their respective affiliates is a sponsor or promoter of the Fund, and none of the Portfolio Funds, the Underlying Managers, or any of their respective affiliates is answerable to the Adviser, the Fund, or any shareholder for the accuracy or completeness of this Prospectus. None of the Adviser, the Fund, the Administrator, the Custodian, the Distributor or their respective officers, directors, employees, members or affiliates takes any part in the management of any Portfolio Fund or has any control over any of their strategies or policies. Even though the Portfolio Funds are subject to certain constraints, the Underlying Managers may change aspects of their investment strategies at any time. Consequently, none of the Adviser, the Fund, the Administrator, the Custodian, the Distributor or their respective officers, directors, employees, members or affiliates has any ability to predict the risk exposure level of the Fund’s investment in any unaffiliated Portfolio Fund.

When the Fund invests in a Portfolio Fund, the Fund does not have custody of the assets or control over their investment by the Portfolio Fund. A Portfolio Fund could divert or abscond with the assets, fail to follow agreed upon investment strategies, provide false reports of operations or engage in other misconduct, resulting in losses to the Fund. Such misconduct is very difficult or impossible to detect and may not come to light until substantial losses have been incurred. In addition, the circumstances under which the Fund may seek recovery from a Portfolio Fund or its Underlying Manager may be limited. As a result, even in cases involving misconduct, the Fund may have limited recourse against a Portfolio Fund or its Underlying Manager.

The Adviser may reallocate the Fund’s investments among the Portfolio Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Portfolio Funds, which may prevent the Fund from reacting rapidly to market changes should a Portfolio Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Portfolio Funds that are poorly performing or have otherwise had adverse changes. The Adviser will be dependent on information provided by the Portfolio Funds, including financial statements, which if inaccurate, could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any Portfolio Fund and will not have the ability to exercise any rights attributable to an investor in any such Portfolio Fund related to their investment.

Projections and Third-Party Reports. The Fund generally will establish the capital structure of an investment and the terms and targeted returns of such investment on the basis of financial, macroeconomic and other applicable projections. Projected operating results normally will be based primarily on investment executive judgments or third-party advice and reports. In all cases, projections are only estimates of future results that are based upon assumptions made at the time that the projections are developed. There can be no assurance that the projected results will be achieved, and actual results may vary significantly from the projections. General economic, natural and other conditions, which are not predictable, can have an adverse impact on the reliability of such projections.

Reliability of Valuation. The Fund’s investment in a Portfolio Fund is valued pursuant to the instrument governing such Portfolio Fund. The governing instruments of the Portfolio Funds may provide that any securities or investments that are illiquid, not traded on an exchange or in an established market, or for which no value can be readily determined, are assigned such fair value as the respective Underlying Managers may determine in their judgment based on various factors. Such valuations may not be indicative of what actual fair market value would be in an active, liquid or established market. None of the Fund, the Adviser, the Distributor, the Auditor, the Administrator, the Custodian, or any of their respective officers, directors, employees, members or affiliates will have any ability to test or independently verify any such valuations.

Additionally, valuations reported by Portfolio Funds, upon which the Fund determines the value of its investments, may be subject to later adjustment or revision. For example, valuations may be revised as a result of fiscal year-end audits. Other adjustments may occur from time to time. Such adjustments or revisions, whether increasing or decreasing the valuation of a Portfolio Fund, and therefore of the Fund, at the time they occur, relate to information available only at the time of the adjustment or revision.

Litigation and Enforcement Risk. The investment activities and transactional nature of private equity funds may expose the Portfolio Funds, the Underlying Managers, their respective officers, directors, employees, members or affiliates (or any officer, director, employee or member of such affiliate) generally to the risk of third-party litigation. Any such litigation would likely have a negative financial impact on any such parties and, potentially, on the Fund. For instance, the expense of defending against third-party claims, or indemnifying parties with respect to such claims, and paying amounts pursuant to settlements or judgments, may be borne by a Portfolio Fund and reduce such Portfolio Fund’s assets. Similarly, from a regulatory perspective, violations of securities laws in such investment or transactions, or involving the misuse of confidential information, may result in substantial liabilities for damages caused to others, for the disgorgement of profits realized, and for penalties. Investigations and enforcement proceedings relating to a Portfolio Fund having involvement in any such violations may result in the performance records of the Fund being misleading and, furthermore, to losses to which the Fund may be exposed.

If the Fund becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to the Fund’s assets generally and not be limited to any particular asset, such as the asset representing the investment giving rise to the liability.

Multiple Levels of Expense; Divergence of Investment Returns. The Fund, as well as the Portfolio Funds (including Portfolio Funds sponsored by the Core Independent Managers) in which it invests, have costs, expenses and management fees that are borne by the Fund, irrespective of profitability. Factors relating to the Fund, including, but not limited to, the organizational and operating expenses of the Fund, including the Management Fee (collectively, “Fund Expenses”), reserves, and cash management of the Fund, will cause the returns of the Fund to be lower, possibly materially, than the blended returns of its corresponding Portfolio Funds. Fund Expenses include recurring and regular items, as well as extraordinary expenses for which it may be hard to budget or forecast. As a result, the amount of Fund Expenses ultimately borne by shareholders cannot be predicted with any certainty and may exceed expectations. In addition, to the extent the Fund bears any indemnification or other extraordinary expenses, the returns of the Fund will further deviate from the blended returns of the corresponding Portfolio Funds.

The Fund may have the right, to the extent available with respect to the Portfolio Funds and in its discretion, to request exclusion from participation in any proposed Portfolio Fund’s investment that is deemed, in the Fund’s reasonable judgment, reasonably likely to pose a material legal, regulatory, operational, expense or other adverse effect on the Fund, its shareholders, the Adviser or any affiliate thereof. It is not possible to determine whether the Fund that elects to make (and is granted) exclusions will experience more or less favorable performance than an investor in the relevant Portfolio Fund that does not undertake exclusions. However, it is highly likely that the performance of the Fund that undertakes exclusions will deviate materially from the performance of another investor in the relevant Portfolio Fund that does undertake exclusions.

Unspecified Use of Proceeds. Investors will not have an opportunity prior to investing to evaluate any of the Investments to be made by the Fund or the relevant economic, financial and other information regarding such Investments and, accordingly, will be entirely dependent upon the judgment and ability of the Adviser in investing and managing the capital of the Fund.

Affiliated Transaction. The 1940 Act contains prohibitions and restrictions relating to transactions between investment companies and their affiliates (including the Adviser), principal underwriters and affiliates of those affiliates or underwriters. Under these restrictions, the Fund and any portfolio company that the Fund controls are generally prohibited from knowingly participating in a joint transaction, including co-investments in a portfolio company, with an affiliated person, including any directors or officers of the Fund, the Adviser or any entity controlled or advised by any of them. These restrictions also generally prohibit the Fund’s affiliates, principal underwriters and affiliates of those affiliates or underwriters from knowingly purchasing from or selling to the Fund or any portfolio company controlled by the Fund certain securities or other property and from lending to and borrowing from the Fund or any portfolio company controlled by the Fund monies or other properties. The Fund and its affiliates may be precluded from co-investing in private placements of securities, including in any portfolio companies controlled by the Fund. The Fund, its affiliates, and portfolio companies controlled by the Fund may from time to time engage in certain joint transactions, purchases, sales and loans in reliance upon and in compliance with the conditions of certain positions promulgated by the SEC and its staff. There can be no assurance that the Fund would be able to satisfy these conditions with respect to any particular transaction. As a result of these prohibitions, restrictions may be imposed on the size of positions or the type of investments that the Fund could make. The Fund intends to apply for exemptive relief from the SEC to allow it to co-invest in certain investment opportunities with certain of its affiliates. However, there can be no assurance that the Fund will obtain such relief. Prior to obtaining exemptive relief, the Fund intends to co-invest with its affiliates only in accordance with existing regulatory guidance.

Failure to Obtain Co-Investment Exemptive Relief. The 1940 Act prohibits the Fund from making certain co-investments alongside affiliates unless it receives an order from the SEC permitting it to do so. The Fund and the Adviser may seek exemptive relief from the provisions of Sections 17(d) of the 1940 Act to co-invest in certain privately negotiated investment transactions with current or future business development companies (“BDCs”), private funds, separate accounts, or registered closed-end funds that are advised by the Adviser or its respective affiliated investment advisors, collectively, the Fund’s “co-investment affiliates,” subject to the satisfaction of certain conditions. There is no assurance that the Fund or the Adviser will receive such exemptive relief, if sought, and if they are not able to obtain the exemptive relief, the Fund will not be permitted to make certain co-investments alongside other clients of the Adviser. This may reduce the Fund’s ability to deploy capital and invest its assets. The Fund may be forced to invest in cash, cash equivalents or other assets that may result in lower returns than otherwise may be available through co-investment opportunities.

Limited Rights of Shareholders. Subject to certain limited rights of the shareholders in the Fund, as set forth in the Declaration of Trust, and certain limitations imposed by applicable law, the Fund has full, exclusive and complete power and discretion, without the need for consent or approval of any shareholder in the Fund, to make all decisions and do all things which it deems necessary or desirable in respect of the Fund. The Fund’s rights are similarly limited with respect to the management of Portfolio Funds.

Investments in Private Entities. The investment portfolios of the Portfolio Funds are expected to consist primarily of securities issued by privately held entities for which no established market exists, and operating results in a specified period will be difficult to predict. Little public information exists about many of these entities, and each Portfolio Fund will be required to rely on its diligence efforts to obtain adequate information to evaluate the potential risks and returns involved in investing in these entities. To determine the estimated value of the Portfolio Fund’s investment in private investments, a Portfolio Fund considers, among other things, information provided by the private investments, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Portfolio Fund’s ability to value accurately the Portfolio Fund’s investments.

This risk is heightened due to the closely-held nature of professional sports teams and confidentiality rules imposed on such teams by their governing leagues. Additionally, in the case of investments by a Portfolio Fund in start-up sports ventures, such as new expansion franchises, there will be no operating history for the underlying franchise. Incomplete or inaccurate information could impact both initial and ultimate valuations of such Portfolio Fund’s investments. Therefore, the risk that a Portfolio Fund has the potential to invest on the basis of incomplete or inaccurate information can adversely affect the Portfolio Fund’s and the Fund’s investment performance. The uncertainty regarding information about the Fund’s prospective investments involves a high degree of business and financial risk and subjects the Fund to greater risk than investments in publicly-traded companies. Such investments can result in substantial losses.

Investments in Undervalued Assets. The Portfolio Funds may invest in assets that the Underlying Manager believes to be undervalued. The identification of investment opportunities in undervalued assets is a difficult task, and there is no assurance that such opportunities will be successfully recognized or acquired. While investments in undervalued assets offer the opportunity for above-average capital appreciation, these investments involve a high degree of financial risk and can result in substantial or complete losses. It is possible that a Portfolio Fund will be required to hold such assets for a substantial period of time before realizing their anticipated value, and there is no assurance that the value of the assets will not decline during such time, which may result in losses for the Fund.

Corporate Bonds Risk. The Fund and Portfolio Funds may have exposure to corporate bonds. The market value of a corporate bond generally may be expected to rise and fall inversely with interest rates. The market value of intermediate and longer-term corporate bonds is generally more sensitive to changes in interest rates than is the market value of shorter term corporate bonds. The market value of a corporate bond also may be affected by factors directly related to the issuer, such as investors’ perceptions of the creditworthiness of the issuer, the issuer’s financial performance, perceptions of the issuer in the marketplace, performance of management of the issuer, the issuer’s capital structure and use of financial leverage and demand for the issuer’s goods and services. There is a risk that the issuers of corporate bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. Corporate bonds of below investment grade quality are often high risk and have speculative characteristics and may be particularly susceptible to adverse issuer-specific developments.

High Yield and Unrated Securities Risk. The Fund and Portfolio Funds may invest in securities rated less than investment grade that are sometimes referred to as high yield or “junk.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. High yield securities present greater risk than securities of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these securities.

Investments in Mezzanine Debt. The Fund and Portfolio Funds may invest in mezzanine debt, which generally will be unrated or have ratings or implied or imputed ratings below investment grade. Mezzanine debt or securities are generally unsecured and/or subordinated to other obligations of an issuer, and tend to have greater credit and liquidity risk than that typically associated with investment grade corporate obligations or with obligations that are senior and secured. The risks associated with mezzanine debt or equity investments include a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions may adversely affect the obligor’s ability to pay principal and interest on its debt. Many obligors on mezzanine debt or equity investments are highly leveraged. As such, specific developments affecting such obligors, such as reduced cash flow from operations or the inability to refinance debt at maturity, may also adversely affect such obligors’ ability to meet debt service obligations. Mezzanine debt or equity instruments are often issued in connection with leveraged acquisitions or recapitalizations in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated.

Default rates for mezzanine debt have historically been higher than such rates for investment grade securities. If the Fund or a Portfolio Fund make an investment that is not secured by collateral and if the issuer in question does not successfully reorganize, the Fund or such Portfolio Fund will have no assurance (as compared to those distressed securities investors that acquire only fully collateralized positions) that it will recover any of the principal that it has invested. While junior, unsecured, equity or quasi-equity investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking more senior to such investments and may benefit from cross-default provisions and security over an issuer’s assets, some or all of such terms may not be part of the particular investments. Moreover, the ability of the Fund or a Portfolio Fund to influence an issuer’s affairs, especially during periods of financial distress or following insolvency, is likely to be substantially less than that of senior creditors. For example, under typical subordination terms, senior creditors are able to block the acceleration of the junior debt or the exercise by junior debt holders of other rights they may have as creditors. Accordingly, the Fund and such Portfolio Fund may not be able to take steps to protect its investments in a timely manner or at all, and there can be no assurance that the return objectives of the Fund or Portfolio Fund will be achieved. In addition, the debt securities in which the Fund may invest may not be protected by financial covenants or limitations upon additional indebtedness, may have limited liquidity, and are not expected to be rated by a credit rating agency.

Investments in Junior Securities. The securities in which the Fund and Portfolio Funds invest may be among the most junior in a portfolio investment’s capital structure and, thus, subject to the greatest risk of loss. Generally, there will be no collateral to protect such investments once made.

Direct Lending Investments. The Fund may originate debt to private SME companies in accordance with its investment objective, investment strategies, fundamental investment restrictions and the limitations of the 1940 Act, including but not limited to Section 17 thereof. In originating such loans, the Fund will compete with a broad spectrum of lenders, some of which may have greater financial resources than the Fund or may be willing to provide capital on better terms (from a borrower’s standpoint) than the Fund. The increased competition for, or a diminution in the available supply of, qualifying loans may result in lower yields on such loans, which could reduce returns to the Fund. The level of analytical sophistication, both financial and legal, necessary for successful financing to companies, particularly companies experiencing significant business and financial difficulties, is high. There can be no assurance that the Adviser will correctly evaluate the value of the assets collateralizing these loans or the prospects for successful repayment or a successful reorganization or similar action.

Loan origination involves a number of particular risks that may not exist in the case of secondary debt purchases. The Fund may have to rely more on its own resources to conduct due diligence of the borrower. As a result, the diligence is likely to be more limited than the diligence conducted for a broadly syndicated transaction involving an underwriter. Loan origination may also involve additional regulatory risks given licensing requirements for certain types of lending in some jurisdictions. The Adviser will attempt to ensure that the Fund’s investments are compliant with such regulations by reviewing and taking advice on loan origination regulations in each relevant country. However, the scope of these regulatory requirements (and certain permitted exemptions) may vary from jurisdiction to jurisdiction and may change from time to time.

There are also specific risks associated with originating loans to private and middle-market companies that may not exist in the case of large or publicly traded companies. Private and middle-market companies may have limited financial resources and limited access to capital. These limitations may increase the risk of their defaulting on their obligations, leaving creditors, such as the Fund, dependent on guarantees or collateral that they may have obtained. Further, these companies frequently have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which may render such companies more vulnerable to competition, market conditions and general economic downturns. There may also be less publicly available information about these companies as compared to public companies. Additionally, middle-market companies are more likely to depend on the management efforts of a small group of persons. As a result, the death, disability, resignation or termination of one or more of these persons in a given company could have a materially adverse impact on such company’s ability to meet its obligations. Further, these companies may have difficulty accessing the capital markets to meet future capital needs, which may limit the companies’ ability to grow or to repay their outstanding indebtedness upon maturity.

In determining whether to originate a loan, the Adviser considers, among other things, the seniority of its position in the capital structure, the various potential methods of repayment from any underlying collateral, the loan to value ratio and expected duration of the opportunity, and the expected overall projected multiple of invested capital and internal rate of return. The Adviser will analyze the appropriateness of each loan by considering various factors, including but not limited to collateral quality, credit support, structure, market conditions, geographic concentration, interest rate and pre-payment risk before an investment is approved. The Fund does not expect to be involved in the servicing of the loans it originates.

Investments in Distressed/Defaulted Securities. The Fund and a Portfolio Fund may invest in the securities of companies involved in bankruptcy proceedings, reorganizations and/or financial restructurings, and that are facing pending covenant violations or significant debt maturities, and may have a more active participation in the affairs of such issuers than is generally assumed by an investor. Such investments could, in certain circumstances, subject the Fund and such Portfolio Fund to certain additional potential liabilities, which may exceed the value of the original investments therein. For example, under certain circumstances, a lender who has inappropriately exercised control over the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. Furthermore, such investments could also subject the Fund and Portfolio Fund to litigation risks or prevent the Fund or Portfolio Fund from disposing of securities. In any reorganization or liquidation proceeding relating to an investment, the Fund and such Portfolio Fund may lose its entire investment, may be required to accept cash or securities with a value less than the original investment and/or may be required to accept payment over an extended period of time. In addition, under certain circumstances, payments to the Fund and Portfolio Fund and distributions by the Fund to the shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment, or similar transaction under applicable bankruptcy and insolvency laws. In a bankruptcy or other proceeding, the Fund and such Portfolio Fund as a creditor may be unable to enforce its rights in any collateral or may have its security interest in any collateral challenged or disallowed, and its claims may be subordinated to the claims of other creditors.

The market for distressed securities is expected to be less liquid than the market for securities of companies that are not distressed. A substantial length of time may be required to liquidate such securities. Furthermore, at times, a major portion of an issue of distressed securities may be held by relatively few investors, and the market may be limited to a narrow range of potential counterparties such as institutions and investment banks. Under adverse market or economic conditions or in the event of adverse changes in the financial condition of the issuer, the Fund may find it more difficult to sell such securities when the Adviser believes it advisable to do so or may only be able to sell such securities at a loss. The Fund may also find it more difficult to determine the fair market value of distressed securities for purposes of Fund compliance. In some cases, the Fund may be prohibited by contract from selling its investments for a period of time.

Minority Investments. The Portfolio Funds may invest in minority, non-controlling positions of organizations and in organizations over which the Portfolio Funds have no right to exert significant influence. As is the case with minority holdings in general, such minority stakes that the Portfolio Funds may hold will have neither the control characteristics of majority stakes nor the valuation premiums accorded majority or controlling stakes. In holding non-controlling interests, the Portfolio Funds will have a limited ability to create additional value in the entities in which it invests by effecting changes in the strategy and operations of these entities or to protect its positions in such entities. Furthermore, the other owners (including control owners) of such portfolio investments or investment funds may have economic or business interests, investment or operational goals, tax strategies or other considerations that differ from or are inconsistent with those of the Portfolio Funds. Such third parties may be in a position to take action contrary to a Portfolio Fund’s business, tax or other interests, and there can be no guarantee that such Portfolio Fund will be in a position to limit such contrary actions or otherwise protect the value of its investments. Where a Portfolio Fund holds a minority stake, it may be more difficult for such Portfolio Fund to liquidate its interests than it would be had such Portfolio Fund owned a controlling interest in a portfolio investment. There can be no assurance that the Portfolio Funds will be able to control the timing or occurrence of an exit strategy in a manner that maximizes or protects value.

Real Estate Exposure. The Fund’s investments may indirectly expose the Fund to risks associated with real estate assets. Real estate historically has experienced significant fluctuations and cycles in performance that may result in reductions in the value of the Fund’s real estate related investments. The performance and value of its investments once acquired depends upon many factors beyond the Fund’s control. The ultimate performance and value of the Fund’s investments is subject to the varying degrees of risk generally incident to the ownership and operation of the properties which collateralize or support its investments. The ultimate performance and value of the Fund’s investments depends upon, in large part, the property owner’s ability to operate the property so that it produces sufficient cash flows necessary either to pay the interest and principal due to the Fund on its investments. Revenues and cash flows may be adversely affected by a number of factors, including:

●	changes in national economic conditions;

●	casualty or condemnation losses;

●	regulatory limitations on rents;

●	acts of war or terrorism, including the consequences of terrorist attacks;

●	decreases in property values;

●	discovery of undisclosed environmental conditions;

●	changes in local real estate market conditions due to changes in national or local economic conditions or changes in local property market characteristics;

●	competition from other properties offering the same or similar services;

●	changes in interest rates and in the state of the debt and equity capital markets;

●	increases in the rate of inflation generally as well as those specifically relating to real estate related services;

●	the ongoing need for capital improvements, particularly in older building structures;

●	changes in real estate tax rates and other operating expenses, which may be increased substantially as a result of regulatory-related compliance costs and higher local tax rates imposed by states and municipalities as a consequence of budget deficits;

●	adverse changes in governmental rules and fiscal policies, civil unrest, acts of God, including floods, earthquakes, hurricanes and other natural disasters, acts of war or terrorism, pandemic outbreaks, which may decrease the availability of or increase the cost of insurance or result in uninsured losses;

●	the availability and timely receipt of regulatory approvals;

●	the cost and timely completion of construction (including risks beyond the control of the Fund, such as weather or labor conditions or material shortages);

●	the availability of both construction and permanent financing on favorable terms;

●	the impact of present or future environmental legislation and compliance with environmental laws;

●	the impact of environmental claims arising in respect of properties with undisclosed or unknown environmental problems or as to which inadequate reserves had been established;

●	natural disasters;

●	energy prices;

●	increased mortgage defaults;

●	the impact of lawsuits which could cause the Fund to incur significant legal expenses and divert management’s time and attention from the day-to-day operations of the Fund; and

●	other factors that are beyond the Fund’s control and the control of the property owners.

In the event that any of the properties underlying the Fund’s investments experiences any of the foregoing events or occurrences, the value of, and return on, such investments would be negatively impacted. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loan or loans, as the case may be, which could also cause the Fund to suffer losses and the business, financial condition, liquidity and results of operations could be materially and adversely affected. There can be no assurance that current market conditions may not deteriorate during the life of the Fund, which could have a materially adverse effect on the assets of the Fund. Actual or perceived trends in real estate markets do not guarantee, predict or forecast future events, which may differ significantly from those implied by such trends.

Ownership Restrictions in Securities of Other Investment Companies. Under the 1940 Act, and subject to the Fund’s own limitations, if any, the Fund’s investment in securities issued by other investment companies, subject to certain exceptions, currently is limited to: (1) 3% of the total voting stock of any one investment company; (2) 5% of the Fund’s total assets with respect to any one investment company; and (3) 10% of the Fund’s total assets in the aggregate (such limits do not apply to investments in money market funds). Exemptions in the 1940 Act or the rules thereunder may allow the Fund to invest in another investment company in excess of these limits. In particular, Rule 12d1-4 under the 1940 Act allows the Fund to acquire the securities of another investment company, including exchange-traded funds, in excess of the limitations imposed by Section 12 of the 1940 Act, subject to certain limitations and conditions on the Fund and the Adviser, including limits on control and voting of acquired funds’ shares, evaluations and findings by the Adviser and limits on most three-tier fund structures.

Investments in Non-Voting Securities. The Fund may need to hold its interest in a Portfolio Fund in non-voting form or limit certain of its voting rights to less than 5% (the “5% limitation”). This limitation on voting rights is intended to ensure that a Portfolio Fund is not deemed an “affiliated person” of the Fund for purposes of the 1940 Act, which may potentially impose limits on transactions with the Portfolio Funds both by the Fund and other clients of the Adviser. There are, however, other statutory tests of affiliation (such as on the basis of control), and a Portfolio Fund may be deemed an “affiliated person” of the Fund notwithstanding these limitations. If this were the case, transactions between the Fund and a Portfolio Fund could potentially be subject to the prohibitions of the 1940 Act if an appropriate exemption were not available.

In order to comply with this 5% limitation, the Fund may, at the time of investment, elect to invest in a class of a Portfolio Fund’s non-voting securities (if such a class is available) or enter into a contractual arrangement under which the Fund irrevocably waives voting rights held in excess of 4.99% that are deemed to be equivalent to the right to vote for the election or removal of a director under applicable interpretations of the term “voting security” under the 1940 Act by the SEC or its staff. These voting waiver arrangements may increase the ability of the Fund and other clients of the Adviser to invest in certain Portfolio Funds. Other investment funds or accounts managed by the Adviser also may waive certain voting rights in a particular Portfolio Fund. Determinations of whether the Fund will waive its voting rights are made by the Adviser as part of the investment process. When deciding to waive voting rights, the Adviser considers only the interests of the Fund and not the interests of the Adviser or those of its other clients.

As a general matter, unlike public corporations or registered investment companies, the Portfolio Funds in which the Fund will invest provide their investors with an ability to vote only under limited circumstances (if at all). The Fund’s practices regarding investment in non-voting securities of Portfolio Funds or waivers of its voting rights are, therefore, not expected to adversely affect the Fund’s operations or its rights as an investor in a Portfolio Fund. It is possible, however, that the Fund could be precluded from participating in a vote on a particular issue, including an issue that may have a material adverse consequence to the Fund. The Adviser considers this risk minimal relative to the increased flexibility potentially available to the Fund and its investors from investing in non-voting securities or limiting certain of the Fund’s voting rights.

Follow-on Investments. The Fund may be called upon to provide additional funds to Portfolio Funds. No assurance can be made that any follow-on investment made by the Fund will be profitable to the Fund. The Fund has discretion to make follow-on investments, subject to the availability of capital resources. Any decision by the Fund not to make a follow-on investment or its inability to make such investments may jeopardize the continued viability of an underlying portfolio company and the Fund’s initial investment, or may result in a missed opportunity for the Fund to increase its participation in a successful operation. Even if the Fund has sufficient capital to make a desired follow-on investment, the Adviser may elect not to make a follow-on investment because the Adviser may not want to increase the Fund’s level of risk or because the Adviser prefers other opportunities for the Fund.

Investments in Non-U.S. Markets. The Fund or Portfolio Funds may invest in investment vehicles or portfolio companies headquartered and operating principally or primarily located outside the United States. Such investments may involve certain country-specific risks not otherwise present in domestic investments, including: (i) currency exchange matters, including fluctuations in foreign exchange rates and the costs associated with conversion of investment principal and income from one currency to another; (ii) differences between the U.S. and non-U.S. real estate markets and securities markets, including potential price volatility in, and relative illiquidity of, some non-U.S. securities markets, the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and the need for significant government approvals under corporate, securities, exchange controls, non-U.S. investment and other similar laws and regulations; (iii) certain economic and political risks, including potential exchange control regulations, potential restrictions on foreign investment and repatriation of capital and the risks associated with political, economic and social instability; (iv) the possible imposition of filing requirements and/or non-U.S. taxes on income and gains recognized, gross proceeds, or other amounts with respect to such investments or securities; and (v) the financing and structuring of alternative investments or products and exit strategies that differ substantially from those commonly used in the United States.

Foreign Currency Risk. Changes in foreign currency exchange rates may affect the value of instruments held by the Portfolio Funds and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and, therefore, may affect the value of instruments denominated in such currencies, which means that the Portfolio Funds’ NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The Portfolio Funds may, but are not required to, elect for the Portfolio Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. The Portfolio Funds may incur costs in connection with the conversions between various currencies. In addition, certain countries may impose foreign currency exchange controls or other restrictions on the repatriation, transferability or convertibility of currency.

Foreign (Non-U.S.) Securities Risk. The Fund or Portfolio Funds may invest in foreign securities, which have investment risks different from those associated with domestic securities. Changes in foreign economies and political climates are more likely to affect a Portfolio Fund with investments in foreign securities than another fund that invests exclusively in domestic securities. The value of foreign currency denominated securities or foreign currency contracts is affected by the value of the local currency relative to the U.S. dollar. There may be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information about issuers of foreign securities. The value of foreign investments may be affected by changes in exchange control regulations, application of foreign tax laws (including withholding tax), changes in governmental economic or monetary policy (in this country or abroad), or changed circumstances in dealings between nations. In addition, foreign brokerage commissions, custody fees, and other costs of investing in foreign securities are often higher than in the United States.

Nationalization, expropriation or confiscatory taxation, currency blockage, political changes or diplomatic developments, including the imposition of sanctions or other similar measures, could adversely affect the Fund’s investments in a foreign country. In the event of nationalization, expropriation or other confiscation, the Fund could lose its entire investment in that country. Adverse conditions in a certain region can adversely affect securities of other countries whose economies appear to be unrelated. To the extent the Fund invests in emerging market securities that are economically tied to a particular region, country or group of countries, the Fund may be more sensitive to adverse political or social events affecting that region, country or group of countries. Economic, business, political, or social instability may affect emerging market securities differently, and often more severely, than developed market securities.

Investments in Less Established Companies. To the extent that the Fund or any Portfolio Fund invests in the securities of entities which are less established companies or early-stage companies, such investments may involve greater risks than generally are associated with investments in more established companies. To the extent there is any public market for the securities held by the Fund or any Portfolio Fund, such securities may be subject to more abrupt and erratic market price movements than those of larger, more established companies. Less established companies tend to have lower capitalizations and fewer resources and, therefore, often are more vulnerable to financial failure, the risk of which is currently heightened given present market conditions. Such companies tend to have shorter operating histories by which to judge performance. Start-up enterprises in the communications and related industries may not have significant or any operating revenues, and any such investment should be considered highly speculative and may result in the loss of the Fund’s entire investment therein. In addition, less mature companies could be deemed to be more susceptible to irregular accounting or other fraudulent practices. In the event of fraud by any company in which the Fund invests, the Fund may suffer a partial or total loss of capital invested in that company. There can be no assurance that any such losses will be offset by gains (if any) realized on the Fund’s other investments.

Debt Securities Risk. The Fund and Portfolio Funds may invest in debt securities (also known as “fixed income securities”) including bonds, notes and debentures issued by U.S. and foreign corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Debt securities are generally subject to the risks described below and further herein:

Issuer Risk. Specific securities can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held by the Fund and Portfolio Funds may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Interest Rate Risk. The debt securities that the Fund and Portfolio Funds may invest in are subject to the risk that market values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the market value of an instrument will be more pronounced for fixed-rate instruments, such as most corporate bonds, than it will for floating rate instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund or Portfolio Fund’s NAV. After a period of historically low interest rates, the Federal Reserve has raised, and has indicated its intent to continue raising, certain benchmark interest rates. It cannot be predicted with certainty when, or how, these policies will change, but actions by the Federal Reserve and other central bankers may have a significant effect on interest rates and on the U.S. and world economies generally.

Prepayment risk. During periods of declining interest rates, borrowers may prepay principal. This may force the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and distributions.

Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Reinvestment risk. Reinvestment risk is the risk that income from the Fund’s portfolio will decline if the Fund invests the proceeds from matured, traded or called fixed income securities at market interest rates that are below the portfolio’s current earnings rate.

Duration and maturity risk. The Fund may seek to adjust the duration or maturity of its investments in debt securities based on its assessment of current and projected market conditions. The Fund may incur costs in seeking to adjust the average duration or maturity of its portfolio of debt securities. There can be no assurances that the Fund’s assessment of current and projected market conditions will be correct or that any strategy to adjust duration or maturity will be successful.

Special Tax Risks. The Fund intends to satisfy the requirements each taxable year necessary to qualify as an RIC under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and annual distribution requirements. Each of these ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Fund obtain information from the Portfolio Funds in which the Fund is invested.

If before the end of any quarter of its taxable year, the Fund believes that it may fail any of the asset diversification requirements, the Fund may seek to take certain actions to avert such a failure. However, certain actions typically taken by RICs to avert such a failure (e.g., the disposition of assets causing the diversification discrepancy) may be difficult for the Fund to pursue because the Fund may redeem its interest in an investment only at certain times specified by the governing documents of each respective investment. While the Code ordinarily affords the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund’s ability to effect a redemption from an investment referred to above may limit utilization of this cure period. As a result, compliance with the RIC requirements may hinder the Fund’s ability to operate solely on the basis of profit maximization and may require the Fund to liquidate investments from its portfolio, or refrain from making, otherwise attractive investments. These actions could have the effect of reducing the Fund’s income and amounts available for distribution.

Even if the Fund qualifies for taxation as a RIC, it may be subject to certain U.S. federal, state and local taxes on its income and assets, including taxes on any undistributed income or property. Any of these taxes would decrease cash available for distribution. For instance:

●	To the extent that the Fund satisfies the distribution requirement but distributes less than 100% of its RIC “investment company taxable income,” it would be subject to U.S. federal corporate income tax on the undistributed income.

●	The Fund will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions it pays in any calendar year are less than the sum of (i) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gain net income (adjusted for certain ordinary losses) for the one-year period ending on October 31 of the calendar year, and (iii) any ordinary income and capital gains for previous years that were not distributed during those years.

●	The Fund may be subject to state or local income, property and transfer taxes, such as mortgage recording taxes.

If the Fund fails to satisfy the asset diversification or other RIC requirements, it may lose its status as a RIC under the Code. In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to shareholders. The Fund might be required to borrow or liquidate some of its investments in order to pay the applicable tax. In addition, all distributions (including distributions of net capital gain) to shareholders would be characterized as dividend income to the extent of the Fund’s current and accumulated earnings and profits. Accordingly, disqualification as a RIC would have a material adverse effect on the value of the Fund’s shares and the amount of the Fund’s distributions.

For more discussions on tax impact on the Fund, see “U.S. Federal Income Tax Matters”.

Risks Related to the Use of Blocker Entities. The Fund utilizes intermediary entities, commonly known as “blocker corporations,” to facilitate investments and ensure compliance with the income requirements necessary for the Fund to qualify as an RIC. While these structures aim to protect investors from direct tax liabilities, the blocker entities are subject to corporate-level taxation. Consequently, taxation at the blocker level may reduce the overall returns of the Fund.

Material Nonpublic Information. The Fund and the Adviser may acquire confidential or material nonpublic information or be restricted from initiating transactions relating to certain securities, although internal structures are in place to prevent such exchanges of information. No such party will be free to divulge, or to act upon, any such confidential or material nonpublic information.

Risks Related to SME Investments

High Degree of Regulation. Investments in the SME industries are generally subject to a high degree of regulation, whether pursuant to law and governmental regulation and/or by non-governmental governing bodies. Any such laws and regulations (as well as other applicable regulations) may impact the Fund’s or a Portfolio Fund’s ability to acquire or dispose of an investment, as well as increase the costs associated with making, holding or disposing of such investment.

The legal and governmental regulation of companies involved in the SME industries is subject to periodic governmental review, legislative initiatives and judicial interpretations, any of which could adversely affect such companies and their profitability. For example, if new restrictions or bans on advertising specific products or services that are advertised by such a company are introduced, it may reduce such company’s advertising and sponsorship revenue. Advertising laws could also be introduced that prevent the broadcast of images that include a restricted brand, thereby preventing a company from licensing television rights in an affected area. Broadcasting laws could be introduced that require that a sporting, entertainment or media event to be broadcast only on free-to-air television, which would prevent related companies from entering into pay television contracts in the relevant jurisdiction. Additionally, judicial decisions or other governmental action could interfere with the manner in which certain companies exploit their broadcasting rights, including in relation to such companies’ segmentation of such rights among different geographic regions.

In addition to such legal and governmental regulation, sports leagues and sports teams are often subject to the authority of certain governing bodies with respect to all or virtually all aspects of their operations. Such governing bodies may place safety and other sporting concerns over a particular team’s commercial interests. As a result, such governing bodies may take actions with respect to safety, competition and sporting standards and regulations that conflict with a team’s interests as a commercial rights holder, including by increasing the cost of participation, diminishing the spectacle of sporting events, imposing fines on or excluding sports teams, cancelling or delaying a sporting event, withholding approval for the staging of a sporting event, a new or proposed season calendar or establishing regulations without the support of the applicable sports teams. Such governing bodies will have certain rights and limitations and the exercise or purported exercise of such governing bodies’ rights thereunder may conflict with such team’s interests. Any actions taken by such governing bodies that conflict with such team’s interests may adversely impact such team’s operations and revenue, and in turn may materially adversely impact the Fund or a Portfolio Fund.

Uncertainty of Sports League Approvals and Potential Investment Barriers. Investments in sports-related opportunities are subject to approvals by governing sports leagues, which have broad discretion in permitting or restricting ownership. There is no assurance that necessary approvals will be granted or maintained. Additionally, sports leagues may change their rules regarding who can invest or impose new barriers to entry, which could adversely impact the Fund or Portfolio Funds’ ability to make or retain investments in this sector.

Impact of Professional Sports League Governance. Professional sports leagues in which some of the Portfolio Funds’ anticipated portfolio investments participate have their own set of governance rules, which are likely to impose operational or other restrictions on such Portfolio Funds’ portfolio investments. Such professional sports league rules are dynamic and subject to change without a Portfolio Fund’s consent or approval. In connection with seeking to execute such a Portfolio Fund’s investment strategy, the Underlying Manager may enter into agreements with one or more professional sports leagues that could potentially have the effect of impacting such Portfolio Fund and certain of its portfolio investments and affecting the Underlying Manager’s determinations with respect to such Portfolio Fund. Among other things, such agreements could potentially subject the Underlying Manager and the Portfolio Fund to compliance with certain professional sports league rules (including rules that have the potential to restrict the Portfolio Fund’s operation, such as the Portfolio Fund’s ability to incur indebtedness or make distributions in kind) and may grant certain consent rights to professional sports leagues, including over the Portfolio Fund’s ability to make or exit from certain investments (including controlling how and to whom a portfolio investment may be sold) and the Underlying Manager’s ability to consent to amendments to the Portfolio Fund’s operating agreement and to transfers of limited partners interests. In certain situations, the Portfolio Fund could be required by a professional sports league to divest or otherwise transfer one or more of its portfolio investments (including, in addition to investments in professional sports franchises, other investments that are viewed by a professional sports league to violate such league’s rules). Any such required divestiture or transfer could occur at a time when there may be limited ability to sell or transfer the investment or on terms that are unfavorable to the Portfolio Fund. For example, with respect to portfolio investments in NBA franchises, specifically, (i) if any limited partner of a Portfolio Fund violates a rule of the National Basketball Association (the “NBA”), the NBA can require such Portfolio Fund to sell any NBA franchise portfolio investment, and in such a case, the NBA can sell such investment(s) on the Portfolio Fund’s behalf, on any terms of the NBA’s choosing (including with respect to price) and (ii) to the extent the Fund holds a portfolio investment that is not an NBA franchise and such portfolio investment acquires a subsidiary that the NBA objects to, the NBA can require the Portfolio Fund to sell its interest in such portfolio investment.

In addition, a professional sports league or a Portfolio Fund may require the Fund or other investors in the Portfolio Fund to withdraw from, redeem, transfer or otherwise dispose of their interests in a Portfolio Fund or related investment structure if continued ownership is determined to violate applicable league rules or otherwise adversely affect the Portfolio Fund or its investments. Any such required withdrawal, redemption or transfer could occur at a time when there may be limited ability to sell or transfer the investment or on terms that are unfavorable to the Fund and could result in losses, reduced returns or the inability to participate in future investment opportunities.

In addition, in connection with an investment in a Portfolio Fund that makes investments in NBA-related portfolio companies, the NBA may require the Fund to execute acknowledgments or similar agreements pursuant to which the Fund agrees to be bound by applicable NBA rules and may become subject to direct obligations to the NBA. These obligations may include, among other things, indemnification obligations and liability for fines, penalties or other amounts arising from violations of NBA rules. A Portfolio Fund may also be required to indemnify the NBA for liabilities arising from the actions or omissions of the Portfolio Fund, its general partner, its investment adviser or its limited partners. To the extent such liabilities are attributable to the Fund, the Fund may be required to reimburse the Portfolio Fund for such amounts, and such reimbursement obligations may be greater than the Fund’s capital commitment to the Portfolio Fund.

Moreover, professional sports leagues often otherwise assert control over certain matters that may affect one or more portfolio investments, such as telecast rights, licensing rights, the length and format of the playing season, the operating territories of member teams, admission of new members, franchise relocations, labor relations with players associations, collective bargaining, free agency, and luxury taxes and revenue sharing. In addition, sports leagues are generally expected to impose certain restrictions on the ability of team owners to undertake some types of transactions in respect of teams, including changes in ownership, relocation and certain types of financing transactions or other liquidity options. League governing documents and team agreements with the leagues will likely also purport to limit the manner in which a portfolio investment is permitted to challenge decisions and actions by a league commissioner or the league itself. It is also possible that league rules, or the interpretation thereof, will likely change without the Portfolio Fund’s consent or approval, and any such change could be unfavorable to the Portfolio Fund. Professional sports leagues could also require a Portfolio Fund to be jointly and severally liable with a franchise in which the Portfolio Fund invests for obligations imposed by such relevant professional sports league on such franchise and/or for representations and warranties made by other investors in such franchise to such professional sports league.

In certain cases, the aforementioned matters could impair the Underlying Managers or any of their portfolio investment’s ability to proceed with a transaction or other course of action that is in its respective best interest if such transaction or course of action is prohibited by applicable league rules or if required league approval or consent cannot be obtained in a timely manner or at all, which may materially negatively affect such Portfolio Fund and/or one or more of its portfolio investments.

Collective Bargaining. Professional sports leagues have a history of player and referee unionization, and it is expected that most, if not all, professional sports leagues that certain of the Portfolio Fund intend to make investments in (including, through its direct or indirect ownership of one or more professional sports franchises) will have a fully or partially unionized workforce or employees who are covered by a collective bargaining agreement, which could subject any such portfolio investment’s activities and labor relations matters to complex laws and regulations relating thereto. Moreover, a portfolio investment’s operations and profitability could suffer if the applicable professional sports league experiences labor relations problems. Upon the expiration of a professional sports league’s collective bargaining agreements, there is no guarantee that such league will be able to negotiate new collective bargaining agreements on terms favorable to it, and its business operations and the operations of one or more of a Portfolio Fund’s investments in such professional sports league may be interrupted as a result of labor disputes or difficulties and delays in the process of renegotiating its collective bargaining agreements. Any such interruption could have a material adverse effect on the business, results of operations and financial conditions of such portfolio investments. Moreover, in certain cases, multiple portfolio investments may be negatively impacted by related labor relations issues (e.g., in the case of a league-wide work stoppage or lockout, of which there is historical precedent). Any such problems additionally have the potential to bring scrutiny and attention to the Fund itself, which could adversely affect a Portfolio Fund’s ability to implement its investment objectives.

Geopolitical, Currency, and Regulatory Risks of International Investments. The Fund’s direct or indirect investments in international sports leagues expose it to geopolitical, currency and regulatory risks. League rules, political instability, government intervention, evolving tax laws, and regulatory changes may negatively impact operations, valuations, and exit opportunities. Additionally, currency volatility could materially affect asset valuations and overall returns. These risks can adversely impact the Fund’s performance and its ability to realize gains from international investments.

Uncertain Consumer Demand. The Fund’s strategy includes direct or indirect investments in SME opportunities - industries that are highly competitive and subject to unpredictable consumer interests. The ability of companies in these sectors to succeed depends on numerous factors, including the availability of creative ideas, talent, and projects that can be developed, produced, acquired, marketed or distributed successfully. Each creative work—whether films, TV shows, sports broadcasts, or live events—represents an individual project whose commercial success is inherently uncertain and primarily determined by consumer appeal and market reception.

The live entertainment industry, including sports and related events, is particularly sensitive to changing public interests and societal trends. Companies must accurately anticipate consumer interests to attract audiences, and any failure to do so may lead to underperformance, affecting attendance numbers and associated revenue. Their success also ties closely to the performance of the overall domestic and international economy, interest rates, competition and consumer confidence. Success depends heavily on disposable household income and consumer spending. Changes in demographics and consumer tastes can also affect the demand for, and success of, consumer discretionary products in the marketplace. Furthermore, the success of media content is influenced by critical reviews, accolades, and audience reception, all of which drive viewership and revenue. If a project fails to connect with its intended audience, it may experience reduced performance, which can impact broadcasting rights valuations and diminish royalty income for the Fund.

There can be no assurance that audiences for media, sports, and live entertainment content across different geographies and revenue streams will remain constant or grow. Given the volatile and hit-or-miss nature of entertainment projects, the performance of the SME Investments is subject to significant risk and uncertainty, potentially impacting returns in the event of audience disinterest, changing trends, or broader economic downturns affecting the industry.

Media and Broadcasting Shifts. The media landscape is undergoing significant structural changes, driven by stresses on legacy media companies and regional sports networks (“RSN”), as well as ongoing consolidation among major media players. This evolving environment presents substantial risks to the Fund’s SME Investments, particularly those that rely on revenue from media rights agreements. The financial instability of key partners in the RSN space, challenges faced by traditional broadcast and cable networks, and potential failures of consolidation efforts could lead to unpredictable disruptions in media rights deals, potentially affecting both pricing and availability. Furthermore, the uncertain regulatory landscape and shifts in consumer preferences towards direct-to-consumer streaming services may amplify the instability in media contracts. As such, there is a risk that anticipated revenues from media rights may not materialize or may be subject to unfavorable renegotiation, which could negatively impact the Fund’s performance. In addition, media rights arrangements in professional sports leagues and related platforms may be subject to increased regulatory scrutiny, including potential antitrust investigations or challenges to existing distribution models. Any such scrutiny or regulatory action could result in changes to, or limitations on, the structure, exclusivity, or pricing of media rights agreements, which could adversely affect the value of related investments and the Fund’s performance.

Technological Disruption and Uncertain Impact. The rapid evolution of technology in the SME industry presents a significant risk to the Fund. Traditional distribution channels are being disrupted by the proliferation of digital streaming platforms and the shift towards direct-to-consumer (“DTC”) models. These technological changes have introduced new competitors and altered the economics of content distribution, with established players struggling to adapt and new entrants competing aggressively for market share. The success of investments in these digital initiatives is highly uncertain—there is no guarantee that these digital streaming platforms or DTC strategies will achieve profitability or that they will capture a sustainable share of the evolving media landscape. Moreover, shifts in consumer preferences, increased competition, and rapid technological changes could result in certain platforms failing altogether, leading to losses on related investments. The ultimate beneficiaries of this technological disruption remain unclear, and the Fund’s direct or indirect investments in these areas may not perform as expected, potentially leading to underperformance or capital loss.

Risk of Tax Law Changes. Changes to tax laws may negatively impact the valuation and profitability of sports franchise investments. Current tax benefits, such as goodwill amortization, deductions for player salaries and stadium expenses, and pass-through tax structures, enhance cash flow and valuations. However, legislative or regulatory changes—such as limiting goodwill amortization, restricting deductions, or increasing capital gains taxes—could reduce profitability, lower franchise valuations, and extend investment holding periods. Any such changes could materially impact the Fund’s returns and investment strategy, and we cannot predict the likelihood or timing of future tax law revisions.

Risks Related to Investing in the Entertainment Industry. Entertainment companies may be impacted by high costs of research and development of new content and services in an effort to stay relevant in a highly competitive industry, and entertainment products may face a risk of rapid obsolescence. Entertainment companies are subject to risks that include cyclicality of revenues and earnings, changing tastes and topical interests, and decreases in the discretionary income of their targeted consumers. Sales of content through physical formats and traditional content delivery services may be displaced by new content delivery mechanisms, such as streaming technology, and it is possible that such new content delivery mechanisms may themselves become obsolete over time. The entertainment industry is regulated, and changes to rules regarding advertising and the content produced by entertainment companies can increase overall production and distribution costs. Companies in the entertainment industry have at times faced increased regulatory pressure which has delayed or prohibited the release of entertainment content.

Risk of Future Global Pandemics. The Fund faces significant risks related to global pandemics, which can severely impact the SME group of industries. Pandemics can lead to widespread cancellations and postponements of sports games, concerts, and other live events, resulting in substantial revenue losses for these industries. The inability to hold live events not only affects ticket sales and on-site revenue but also disrupts associated media rights and sponsorship deals. Additionally, prolonged periods of event cancellations can erode consumer confidence and alter long-term consumption patterns, potentially leading to decreased future demand. While we strive to mitigate these risks through strategic diversification and flexible investment approaches, the inherent uncertainty and potential for significant operational disruptions due to global pandemics remain a material risk factor for the Fund.

Royalties. The Portfolio Funds may make portfolio investments in royalties related to SME. Intellectual property laws are important in underpinning the value and potential revenue of such investments. Such laws vary across sectors, and there can be no guarantee that such laws will not be changed, amended or rescinded in a way that negatively affects the portfolio investments of the Portfolio Funds. In the entertainment sector, the protection and duration of copyrights are essential. Copyrights are generally valid for the life of the creator plus an additional 50 to 70 years, depending on the jurisdiction. As these protections near expiration, the content transitions to the public domain, and its ability to generate revenue ceases. Changes in legislation that modify copyright duration or enforcement can significantly impact a Portfolio Fund’s financial outcomes with respect to such investments. In addition, investments by Portfolio Funds in brand royalties depend on the strength of trademarks and patents, which secure exclusive market rights for distinctive names, logos, designs, and innovations. Vulnerabilities arise if these intellectual property rights are infringed upon, used without authorization, legally challenged, or invalidated in court. These incidents not only threaten revenue but also lead to expensive legal defenses necessary to maintain the intellectual property rights. Further, royalty investments are substantially reliant on licensing agreements. These agreements may grant the Portfolio Fund or its portfolio investments the right to receive royalty payments from brand owners, creators, or operators in exchange for the authorized use of specific intellectual properties. The continuity and profitability of these income streams hinge significantly on the durability and enforceability of such licensing agreements. There is an inherent risk that during renegotiation phases, these contracts may not be renewed under terms as favorable as the original, or they might be terminated prematurely. Such occurrences can disrupt or reduce the future royalty payments expected by the Portfolio Fund making such investments.

Acquisition of Equity In Existing Royalty Companies. Investing in equity of existing royalty companies exposes the Portfolio Funds to inherent risks associated with equity ownership. These risks may include exposure to stock market volatility, which can significantly affect the value of the equity regardless of the target company’s performance. Additionally, a Portfolio Fund assumes company-specific operational risks, which encompass potential challenges related to the royalty company’s operational efficiency, competitive position, and overall financial health. The Portfolio Funds’ investments are also subject to the quality of the relevant target royalty company’s management and their strategic decisions, which can impact the company’s profitability and the Portfolio Fund’s expected returns. Such exposure to the managerial decisions and performance of the royalty company means that the success of such investments by the Portfolio Fund will be affected by the royalty company’s governance and strategic direction.

Regulatory and Copyright Issues. The SME industry is subject to a complex and evolving regulatory environment, encompassing varied copyright, legal, and distribution laws across different jurisdictions. Companies in this sector must navigate diverse intellectual property (“IP”) regulations that protect copyrights, trademarks, and patents, which may differ significantly by region. Changes or inconsistencies in IP laws, challenges in enforcing rights, or disputes over copyright infringement can create substantial legal risks and potential liabilities. Additionally, compliance with diverse content distribution regulations in various countries can be burdensome and costly, potentially limiting the scope of content delivery or resulting in penalties. These regulatory complexities could adversely impact the Fund.

Certain Additional Risks Relating to Investments In Portfolio Funds

Investments in the Portfolio Funds Generally; Dependence on the Underlying Managers. Because the Fund invests in Portfolio Funds, a shareholder’s investment in the Fund will be affected by the investment policies and decisions of the Underlying Manager of each Portfolio Fund in direct proportion to the amount of Fund assets that are invested in each Portfolio Fund. The Fund’s net asset value may fluctuate in response to, among other things, various market and economic factors related to the markets in which the Portfolio Funds invest and the financial condition and prospects of issuers in which the Portfolio Funds invest. Certain risks related to the investment strategies and techniques utilized by the Underlying Managers are described under “—Risks Related to the Fund’s Investments” and “—Risks Related to SME Investments” above. The success of the Fund depends upon the ability of the Underlying Managers to develop and implement strategies that achieve their investment objectives. Shareholders will not have an opportunity to evaluate the specific investments made by the Portfolio Funds or the Underlying Managers, or the terms of any such investments. In addition, the Underlying Managers could materially alter their investment strategies from time to time without notice to the Fund. There can be no assurance that the Underlying Managers will be able to select or implement successful strategies or achieve their respective investment objectives.

Portfolio Funds are Not Registered. The Fund is registered as an investment company under the 1940 Act. The 1940 Act is designed to afford various protections to investors in pooled investment vehicles. For example, the 1940 Act imposes limits on the amount of leverage that a registered investment company can assume, restricts layering of costs and fees, restricts transactions with affiliated persons and requires that the investment company’s operations be supervised by a board of managers, a majority of whose members are independent of management. However, most of the Portfolio Funds in which the Fund invests are not subject to the provisions of the 1940 Act. Many Underlying Managers may not be registered as investment advisers under the Advisers Act. As an investor in the Portfolio Funds managed by Underlying Managers that are not registered as investment advisers, the Fund will not have the benefit of certain of the protections of the Advisers Act.

In addition, the Portfolio Funds typically do not maintain their securities and other assets in the custody of a bank or a member of a securities exchange, as generally required of registered investment companies, in accordance with certain SEC rules. A registered investment company which places its securities in the custody of a member of a securities exchange is required to have a written custodian agreement, which provides that securities held in custody will be at all times individually segregated from the securities of any other person and marked to clearly identify such securities as the property of such investment company and which contains other provisions designed to protect the assets of such investment company. The Portfolio Funds in which the Fund will invest may maintain custody of their assets with brokerage firms which do not separately segregate such customer assets as would be required in the case of registered investment companies, or may not use a custodian to hold their assets. Under the provisions of the Securities Investor Protection Act of 1970, as amended, the bankruptcy of any brokerage firm used to hold Portfolio Fund assets could have a greater adverse effect on the Fund than would be the case if custody of assets were maintained in accordance with the requirements applicable to registered investment companies. There is also a risk that an Underlying Manager could convert assets committed to it by the Fund to its own use or that a custodian could convert assets committed to it by an Underlying Manager to its own use. There can be no assurance that the Underlying Managers or the entities they manage will comply with all applicable laws and that assets entrusted to the Underlying Managers will be protected.

Prospective investors should understand that the Fund is an appropriate investment only for investors who can tolerate a high degree of risk, including lesser regulatory protections in connection with the Fund’s investments in Portfolio Funds than might normally be available through investments in registered investment company vehicles.

Portfolio Funds are Generally Non-Diversified. While there are no regulatory requirements that the investments of the Portfolio Funds be diversified, some Portfolio Funds may undertake to comply with certain investment concentration limits. Portfolio Funds may at certain times hold large positions in a relatively limited number of investments. Portfolio Funds may target or concentrate their investments in particular markets, sectors or industries. Those Portfolio Funds that concentrate in a specific industry or target a specific sector will also be subject to the risks of that industry or sector, which may include, but are not limited to, rapid obsolescence of technology, sensitivity to regulatory changes, minimal barriers to entry and sensitivity to overall market swings. As a result, the net asset values of such Portfolio Funds may be subject to greater volatility than those of investment companies that are subject to diversification requirements and this may negatively impact the net asset value of the Fund.

Portfolio Funds’ Securities are Generally Illiquid. The securities of the Portfolio Funds in which the Fund invests or plans to invest will generally be illiquid. Subscriptions to purchase the securities of Portfolio Funds are generally subject to restrictions or delays. Similarly, the Fund may not be able to dispose of Portfolio Fund interests that it has purchased in a timely manner and, if adverse market conditions were to develop during any period in which the Fund is unable to sell Portfolio Fund interests, the Fund might obtain a less favorable price than that which prevailed when it acquired or subscribed for such interests, and this may negatively impact the net asset values of the Fund.

Portfolio Fund Operations Not Transparent. The Adviser does not control the investments or operations of the Portfolio Funds. An Underlying Manager may employ investment strategies that differ from its past practices and are not fully disclosed to the Adviser and that involve risks that are not anticipated by the Adviser. Some Underlying Managers may have a limited operating history, and some may have limited experience in executing one or more investment strategies to be employed for a Portfolio Fund. Furthermore, there is no guarantee that the information given to the Administrator and reports given to the Adviser with respect to the Fund Investments will not be fraudulent, inaccurate or incomplete.

Valuation of the Fund’s Interests in Portfolio Funds. The valuation of the Fund’s investments in Portfolio Funds is ordinarily determined based upon valuations provided by the Underlying Managers of such Portfolio Funds which valuations are generally not audited. A majority of the securities in which the Portfolio Funds invest will not have a readily ascertainable market price and will be valued by the Underlying Managers. In this regard, an Underlying Manager may face a conflict of interest in valuing the securities, as their value may affect the Underlying Manager’s compensation or its ability to raise additional funds. No assurances can be given regarding the valuation methodology or the sufficiency of systems utilized by any Portfolio Fund, the accuracy of the valuations provided by the Portfolio Funds, that the Portfolio Funds will comply with their own internal policies or procedures for keeping records or making valuations, or that the Portfolio Funds’ policies and procedures and systems will not change without notice to the Fund. As a result, valuations of the securities may be subjective and could prove in hindsight to have been wrong, potentially by significant amounts. No assurance can be given regarding the valuation methods or the sufficiency of inputs utilized by Underlying Managers.

An Underlying Manager’s information could be inaccurate due to fraudulent activity, misvaluation or inadvertent error. In any case, the Fund may not uncover errors for a significant period of time. Even if the Adviser elects to cause the Fund to sell its interests in such a Portfolio Fund, the Fund may be unable to sell such interests quickly, if at all, and could therefore be obligated to continue to hold such interests for an extended period of time. In such a case, the Underlying Manager’s valuations of such interests could remain subject to such fraud or error, and the Valuation Designee may determine to discount the value of the interests or value them at zero. Shareholders should be aware that situations involving uncertainties as to the valuations by Underlying Managers could have a material adverse effect on the Fund if the Underlying Manager’s, the Adviser’s or the Fund’s judgments regarding valuations should prove incorrect. Prospective investors who are unwilling to assume such risks should not make an investment in the Fund.

Multiple Levels of Fees and Expenses. Although in many cases investor access to the Portfolio Funds may be limited or unavailable, an investor who meets the conditions imposed by a Portfolio Fund may be able to invest directly with the Portfolio Fund. By investing in Portfolio Funds indirectly through the Fund, the investor bears asset-based fees charged by the Fund, in addition to any asset-based fees and performance-based fees and allocations at the Portfolio Fund level. Moreover, an investor in the Fund bears a proportionate share of the fees and expenses of the Fund (including, among other things and as applicable, offering expenses, operating costs, sales charges, brokerage transaction expenses, management fees, distribution fees, administrative and custody fees, and tender offer expenses) and, indirectly, similar expenses of the Portfolio Funds. Thus, an investor in the Fund may be subject to higher operating expenses than if he or she invested in a Portfolio Fund directly or in a closed-end fund which did not invest through Portfolio Funds.

Each Portfolio Fund generally will be subject to a performance-based fee or allocation irrespective of the performance of other Portfolio Funds and the Fund generally. Accordingly, an Underlying Manager to a Portfolio Fund with positive performance may receive performance-based compensation from the Portfolio Fund, and thus indirectly from the Fund and its shareholders, even if the overall performance of the Fund is negative. The performance-based compensation received by an Underlying Manager also may create an incentive for that Underlying Manager to make investments that are riskier or more speculative than those that it might have made in the absence of such performance-based compensation.

Investors that invest in the Fund through financial advisers or intermediaries may also be subject to account fees or charges levied by such parties. Prospective investors should consult with their respective financial advisers or intermediaries for information regarding any fees or charges that may be associated with the services provided by such parties.

Inability to Vote. To the extent that the Fund owns less than 5% of the voting securities of each Portfolio Fund, it may be able to avoid that any such Portfolio Fund is deemed an “affiliated person” of the Fund for purposes of the 1940 Act (which designation could, among other things, potentially impose limits on transactions with the Portfolio Funds, both by the Fund and other clients of the Adviser). To limit its voting interest in certain Portfolio Funds, the Fund may enter into contractual arrangements under which the Fund irrevocably waives its rights (if any) to vote its interests in a Portfolio Fund. These voting waiver arrangements may increase the ability of the Fund and other clients of the Adviser to invest in certain Portfolio Funds. However, to the extent the Fund contractually forgoes the right to vote the securities of a Portfolio Fund, the Fund will not be able to vote on matters that require the approval of such Portfolio Fund’s investors, including matters which may be adverse to the Fund’s interests. There are, however, other statutory tests of affiliation (such as on the basis of control), and, therefore, the prohibitions of the 1940 Act with respect to affiliated transactions could apply in certain situations where the Fund owns less than 5% of the voting securities of a Portfolio Fund. If the Fund is considered to be affiliated with a Portfolio Fund, transactions between the Fund and such Portfolio Fund may, among other things, potentially be subject to the prohibitions of Section 17 of the 1940 Act notwithstanding that the Fund has entered into a voting waiver arrangement.

Consortium or Offsetting Investments. The Underlying Managers may invest in consortia, which could result in increased concentration risk where multiple Portfolio Funds in the Fund’s portfolio each invest in a particular underlying company. In other situations, Portfolio Funds may hold economically offsetting positions. To the extent that the Underlying Managers do, in fact, hold such offsetting positions, the Fund’s portfolio, considered as a whole, may not achieve any gain or loss despite incurring fees and expenses in connection with such positions. In addition, Underlying Managers are compensated based on the performance of their portfolios. Accordingly, there often may be times when a particular Underlying Manager may receive incentive compensation in respect of its portfolio for a period even though the Fund’s net asset values may have decreased during such period. Furthermore, it is possible that from time to time, various Underlying Managers selected by the Adviser may be competing with each other for investments in one or more markets.

Limitations on Ability to Invest in Portfolio Funds. Certain Underlying Managers’ investment approaches can accommodate only a certain amount of capital. Underlying Managers typically endeavor not to undertake to manage more capital than such Underlying Manager’s approach can accommodate without risking a potential deterioration in returns. Accordingly, each Underlying Manager has the right to refuse to manage some or all of the Fund’s assets that the Adviser may wish to allocate to such Underlying Manager. Further, continued sales of Shares would dilute the indirect participation of existing shareholders with such Underlying Manager.

In addition, it is expected that the Fund will be able to make investments in particular Portfolio Funds only at certain times, and commitments to Portfolio Funds may not be accepted (in part or in their entirety). As a result, the Fund may hold cash or invest any portion of its assets that is not invested in Portfolio Funds in cash equivalents, short-term securities or money market securities pending investment in Portfolio Funds. To the extent that the Fund’s assets are not invested in Portfolio Funds, the Fund may be unable to meet its investment objective.

Rule 18f-4 under the 1940 Act, among other things, may impact the ability of the Fund to enter into unfunded commitment agreements, such as capital commitments to Portfolio Funds. Under Rule 18f-4, the Fund may enter into an unfunded commitment agreement, notwithstanding the asset coverage requirements of Section 18 of the 1940 Act, if the Fund reasonably believes, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due.

Return of Distributions; Indemnification of Portfolio Funds and Underlying Managers and Other Liabilities. The Fund may agree to indemnify certain of the Portfolio Funds and the Underlying Managers and their respective officers, directors, and affiliates from any liability, damage, cost, or expense arising out of, among other things, acts or omissions undertaken in connection with the management of Portfolio Funds or direct investments. In addition, the Fund may be required to return distributions previously received from Portfolio Funds, direct investments or other underlying investment vehicles in order to satisfy indemnification obligations, fund-level liabilities, taxes, expenses, reserves or other obligations of such vehicles that arise after distributions have been made. If the Fund were required to make such payments or return distributions received from such Portfolio Funds or direct investments in respect of any such indemnity or such other obligations, the Fund could be materially adversely affected. In certain circumstances, such obligations may not be limited to the amount of prior distributions received and may instead be based on a percentage of the Fund’s capital commitment to a Portfolio Fund, direct investment or other underlying investment vehicle. In cases involving joint and several liability at the underlying investment level (which may include, for example, investments in professional sports teams), such obligations may exceed the Fund’s capital commitment to a Portfolio Fund or otherwise result in obligations in excess of such commitment. Any such obligations could have a material adverse effect on the Fund, including on its net asset value and liquidity.

Termination of the Fund’s Interest in a Portfolio Fund. A Portfolio Fund may, among other things, terminate the Fund’s interest in that Portfolio Fund (causing a forfeiture of all or a portion of such interest) if the Fund fails to satisfy any capital call by that Portfolio Fund or if the continued participation of the Fund in the Portfolio Fund would have a material adverse effect on the Portfolio Fund or its assets. In addition, a failure by the Fund to satisfy a capital call when due may subject the Fund to contractual remedies under the applicable Portfolio Fund’s governing documents, which may include forfeiture of all or a portion of the Fund’s investment, dilution of the Fund’s interest in such Portfolio Fund, the imposition of penalty interest or other charges, forced transfer of the Fund’s interest in such Portfolio Fund, legal claims for damages, or the loss of future investment opportunities with the applicable Underlying Manager. Any such remedies could have a material adverse effect on the Fund.

Risks Specific to Secondary Investments

General Risks of Secondary Investments. The overall performance of the Fund’s secondary investments depends in large part on the acquisition price paid, which may be negotiated based on incomplete or imperfect information. The market for investments in secondary investments is inefficient and highly illiquid, and no efficient market is expected to develop during the term of the Fund. Moreover, the market for investments in secondary investments has been evolving and is likely to continue to evolve, covering a broader spectrum of investments beyond traditional private equity secondary investments, including those with similarly underwritten risk and return profiles. The Fund expects to make investments on an opportunistic basis primarily but not exclusively from existing investors in the Portfolio Funds. In particular, the Fund expects to target purchases of interests in the Portfolio Funds from institutional and other investors, who may be less motivated to sell interests in the Portfolio Funds during periods when the performance of such Portfolio Funds is volatile. Also, because the market may evolve, the Fund may require expertise from the Adviser that may not be evidenced by the Adviser’s past track record of performance as much as it is for traditional private equity investments. There can be no assurance that the Fund will be successful in consummating the types of transactions contemplated, that it will otherwise be able to identify sufficient secondary investment opportunities or other opportunities consistent with its investment objectives, that it will acquire sufficient secondary investments or other investments on attractive terms, or that it will otherwise be successful in implementing its investment objectives or avoiding losses (up to and including the loss of the entire amount invested). Further, although the Adviser has identified successful investments in the past, there can be no assurance that it will continue to do so. The Adviser may not be able to execute its investment objectives or generate returns to the Fund’s investors commensurate with the risks of investing in the types of transactions described in this Prospectus. An investment in the Fund should only be considered by persons who can afford a loss of their entire investment. Past performance of investments and investment entities associated with the Adviser is not necessarily indicative of future results, and there can be no assurance that the Fund will attain performance that is comparable to investment performance achieved by the Adviser for its other clients included in the performance record.

Certain secondary investments may be purchased as a portfolio, and in such cases the Fund may not be able to exclude from such purchases those investments that the Adviser considers (for commercial, tax, legal or other reasons) less attractive. In addition, the costs and resources required to investigate the commercial, tax and legal issues relating to secondary investments may be greater than those relating to primary investments. The Portfolio Funds or the interests that the Adviser may consider for investment may have been formed or organized to meet the specific regulatory, tax or ERISA objectives of the original investors, which may not correspond to the objectives of the Fund. Accordingly, investment by the Fund may not be permitted, may be otherwise restricted or may be inefficient from a tax perspective to one or more categories of investors in the Fund. The Adviser may seek to structure any investment to address any applicable regulatory, tax or ERISA limitations, but may not be successful in doing so.

Non-Traditional Secondary Investments; Joint Investments; Other Investments. The Fund may invest with third-parties and otherwise through joint ventures, structured transactions and similar arrangements, and may invest in “synthetic secondaries” or other non-traditional secondary investments such as fund recapitalizations, as well as other assets. These investments may be designed to share risk in the underlying investments with third-parties or may involve the Fund taking on greater risk generally with an expected greater return or reducing risk with a corresponding reduction in control or in the expected rate of return. These arrangements may expose the Fund to additional risks, including risks associated with counterparties and risks associated with the lack of registered title to the investments in the Portfolio Funds, in addition to the normal risks associated with the Portfolio Funds, their managers and portfolio companies. In addition, the Fund may make other investments with risk and return profiles that the Adviser determines to be similar to those of traditional secondary investments. These investments may be outside the core expertise of the Adviser and may involve different risks to those of traditional secondary investments.

Restrictions on Transfers of Secondary Interests. The secondary interests in which the Fund may invest are highly illiquid, long-term in nature and typically subject to significant restrictions on transfer, including a requirement for approval of the transfer by the general partner or the investment manager of the Portfolio Fund, and often rights of first refusal in favor of other investors. Completion of the transfer is often time-consuming and relatively difficult as compared to a transfer of other securities.

Although the Adviser believes that the Fund will be viewed by the general partners or investment managers as an attractive investor, there can be no assurance that the Fund will be successful in closing on acquisitions of secondary interests, even in situations where it has signed a binding contract to acquire the investments. For example, a general partner or investment manager may expect a secondary buyer to commit on a primary basis to a new fund it is sponsoring as a condition to its consent to the secondary transfer, and the Fund may not be able or willing to close on such a “stapled secondary” transaction as a result of such condition. In addition, as part of the transfer of an interest in a Portfolio Fund, the Fund may assume the obligations of the seller as owner of the interest, including the obligation to return distributions previously received by the seller in respect of investments made by the Portfolio Fund prior to such transfer, including investments that are not owned by the Portfolio Fund at the time of such transfer. The Fund may or may not be indemnified by the seller against these obligations, but if the Fund is not so indemnified or if it is unable to recover on the indemnity, the Fund will suffer the economic loss.

Competition for Investments by Secondary Funds. The activity of identifying and completing attractive investments for the Fund is highly competitive and involves a high degree of uncertainty. The Fund will be competing for investments with other secondary investment vehicles, as well as financial institutions and other investors. In recent years, an increasing number of secondary investment funds and other capital pools targeted for investment in the secondary sector have been formed, and additional capital may be directed at this sector in the future. Many of the Fund’s competitors may have greater resources or different return criteria than the Fund, and may have greater access to investment opportunities or may make greater use of leverage, any of which may afford them a competitive advantage over the Fund in terms of ability to complete investments. In addition, recent years have seen an increase in the sales of secondary portfolios conducted by a limited auction process, which generally increases competition from prospective buyers. There can be no assurance that the Fund will be able to identify and complete an adequate number of investments that satisfy its target return, or that it will be able to invest fully its committed capital.

Limitations in Secondary Investments. Generally, the Fund will not be acquiring interests in Portfolio Funds directly from the issuers thereof and will not have the opportunity to negotiate the terms of the interests being purchased or any special rights or privileges. In some limited cases, the Fund may be presented with investment opportunities on an “all or nothing” basis. Certain of the Portfolio Funds in a prospective portfolio may be less attractive than others. In such cases, it may not be possible for the Fund to exclude from such purchases those investments which the Adviser considers (for commercial, tax, legal or other reasons) less attractive. The Portfolio Funds or the interests that the Adviser may consider for investment may have been formed or organized to meet the specific regulatory, tax or ERISA objectives of the original investors, which may not correspond to the objectives of the Fund. Accordingly, investment by the Fund may not be permitted, may be otherwise restricted or may be inefficient from a tax perspective to one or more categories of investors in the Fund. The Adviser may seek to structure any investment to address any applicable regulatory, tax or ERISA limitations, but may not be successful in doing so. As a result, different investors in the Fund may experience different risk profiles, amounts and timing of contributions and distributions and returns on their investment in the Fund. Where the Fund acquires a Portfolio Fund interest as a secondary investment, the Fund may acquire contingent liabilities associated with such interest. Specifically, where the seller has received distributions from the relevant Portfolio Fund and, subsequently, that Portfolio Fund recalls any portion of such distributions, the Fund (as the purchaser of the interest to which such distributions are attributable) may be obligated to pay an amount equivalent to such distributions to such Portfolio Fund. While the Fund may be able, in turn, to make a claim against the seller of the interest for any monies so paid to the Portfolio Fund, there can be no assurance that the Fund would have such right or prevail in any such claim.

Risks Relating to Secondary Investments Involving Syndicates. The Fund may acquire secondary investments as a member of a purchasing syndicate, in which case the Fund may be exposed to additional risks including (among other things): (i) counterparty risk or the risk that a syndicate member will not perform its contractual obligations, (ii) reputation risk or the risk that the Fund may suffer damage to its reputation), (iii) breach of confidentiality by a syndicate member and (iv) execution risk or the risk of financial loss if a transaction is not executed appropriately.

PRINCIPAL CONFLICTS OF INTEREST

Affiliates of the Fund and the Adviser engage in financial advisory activities that are independent from, and may from time to time conflict with, those of the Fund or its Investments. In the future, there may arise instances where the interests of such affiliates conflict with the interests of the Fund or its Investments. Investors could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing, prospective investors should consider carefully the following conflicts of interest. There may be additional conflicts of interest that the Fund does not currently foresee or consider material. Prospective investors are encouraged to consult with their legal or tax advisers before investing in the Fund.

Possible Competition Between Portfolio Funds and Between the Fund and the Portfolio Funds. The Portfolio Funds trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Portfolio Fund could increase the level of competition for the same trades that other Portfolio Funds might otherwise make, including the priorities of order entry. Furthermore, the Underlying Managers may manage other funds and/or accounts (including other accounts in which such Underlying Managers may have an interest) which, together with funds and/or accounts already being managed, could increase the level of competition for the same investments the relevant Portfolio Fund might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular investment at a price indicated by an Underlying Manager’s strategy.

Potential Conflicts of Interest Related to the Adviser’s Business. The Adviser is a wholly owned subsidiary of Capital Integration Systems LLC (“CAIS”). CAIS operates and maintains an online, password protected platform with respect to which CAIS, and/or an affiliate thereof, is compensated by general partners, investment advisors, sponsors, issuers, or an equivalent, or an affiliated entity, in connection with the facilitation of investments via such online platform. There are financial institutions that own interests in CAIS and/or hold seats on the board of directors of CAIS. These financial institutions may also be general partners, investment advisors, sponsors, issuers, or an equivalent, or an affiliated entity, to certain strategies, underlying funds, or investment vehicles into which the Adviser will allocate, thus raising potential conflicts of interest.

The Adviser or its affiliates provide or may provide investment advisory and other services to various entities. The Adviser and certain of its investment professionals and other principals may also carry on substantial investment activities for their own accounts, for the accounts of family members and for other accounts (collectively, with the other accounts advised by the Adviser and its affiliates, “Other Accounts”). The Fund has no interest in these activities. As a result of the foregoing, the Adviser and the investment professionals who, on behalf of the Adviser, manage the Fund’s investment portfolio will be engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and Other Accounts. Such persons will devote only so much of their time as in their judgment is necessary and appropriate.

There also may be circumstances under which the Adviser will cause one or more Other Accounts to commit a larger percentage of its assets to an investment opportunity than to which the Adviser will commit the Fund’s assets. There also may be circumstances under which the Adviser will consider participation by Other Accounts in investment opportunities in which the Adviser does not intend to invest on behalf of the Fund, or vice versa.

Additionally, the other clients of the Adviser or its affiliates may, subject to applicable law, hold securities, loans or other instruments of an issuer in a different class or a different part of the capital structure than securities, loans or other instruments of such issuer held by the Fund. As a result, another client may pursue or enforce rights or activities or vote on certain matters, or refrain from pursuing or enforcing rights or activities or voting on certain matters, on behalf of its own account, which could have an adverse effect on the Fund. Conversely, the Adviser may determine not to pursue or enforce rights or activities available to the Fund that might be unfavorable to such other client or may determine not to vote on certain matters, on behalf of the Fund, in a manner that might be unfavorable to such other client, including by abstaining from the relevant vote or voting in line with other similarly situated investors.

Certain persons that provide advisory related services to the Adviser and the Fund may also provide services to the Adviser’s affiliates or Other Accounts. This raises potential conflicts of interest because such persons may knowingly, or unknowingly, be more willing, or incentivized, to allocate more of their time, attention and labor to such affiliates or Other Accounts. In addition, such persons may knowingly, or unknowingly, make decisions related to the Adviser and/or the Fund that are influenced by the services they provide to the Adviser’s affiliates.

Allocation of Investment Opportunities Risk. The Adviser will use its reasonable efforts in connection with the purposes and objectives of the Fund and will devote so much of its time and effort to the affairs of the Fund as may, in its judgment, be necessary to accomplish the purposes of the Fund. However, under the terms of the Investment Advisory Agreement, the Adviser, its affiliates, and their respective members, officers, employees, principals, agents and affiliates (the “Affiliated Parties”) may conduct any other business, including any business within the securities industry, whether or not such business is in competition with the Fund. Without limiting the generality of the foregoing, the Affiliated Parties may act as general partner, investment adviser or investment manager for others, may manage funds, separate accounts or capital for others, may have, make and maintain investments in their own name or through other entities and may serve as an officer, director, consultant, partner or stockholder of one or more investment funds, partnerships, securities firms or advisory firms. These other entities or accounts may have investment objectives or may implement investment strategies similar or different to those of the Fund. As a result of the foregoing, the Affiliated Parties may have conflicts of interest in allocating their time and activity between the Fund and other entities. Moreover, if the Fund and other entities or accounts are deemed to be “affiliates” as defined under the 1940 Act, the Fund may be subject to the prohibitions and restrictions relating to transactions between investment companies and their affiliates, which may impose restrictions on the size of positions or the type of investments that the Fund could make. The Fund will not be entitled to any of the profits from these other activities. For the avoidance of doubt, nothing herein alters any obligations, duties, rights or agreements that any Affiliated Party may have to the Adviser itself.

Other Activities of the Fund Parties. The Fund, the Adviser, the Administrator, the Transfer Agent, the Custodian, the Distributor, one or more Underlying Managers and such Underlying Managers’ respective affiliates, and their respective directors, members, officers and employees (collectively, the “Fund Parties”) will not be precluded from engaging directly or indirectly in any other business or other activity, including, but not limited to, exercising investment advisory and management responsibility and buying, selling or otherwise dealing with securities for their own accounts, for the accounts of family members, for the accounts of other funds and for the accounts of individual and institutional clients. One or more of the Fund Parties will be permitted to perform, among other things, investment advisory and management services for accounts other than the Fund and to give advice and take action in the performance of their duties to those accounts, which may differ from the timing and nature of action taken with respect to the Fund or the Portfolio Funds. Neither any shareholder, by reason of its investment in the Fund, nor the Fund will have any rights of first refusal, co-investment or other rights in respect of the investments of other accounts associated with a Fund Party or in any fees, profits or other income earned or otherwise derived therefrom. No shareholder will, by reason of its investment in the Fund, have any right to participate in any manner in any profits or income earned or derived by or accruing to any of the Fund Parties from the conduct of any business other than the business of the Fund and its Portfolio Funds, as applicable, or from any transaction in securities effected by any account associated with a Fund Party other than that of the Fund or its Portfolio Funds, as applicable.

One or more of the Fund Parties may invest in and have other relationships with the Portfolio Funds or the Underlying Managers, each of which may give rise to potential conflicts. One or more Fund Parties may, for example, enter into transactions as principal with any of the Portfolio Funds, including derivative transactions, or perform routine broker dealer transactions. Other relationships may include, but are not limited to, providing seed capital to an Underlying Manager to establish a Portfolio Fund, lending transactions in which the affiliate provides financing, serving as placement agent or prime broker, providing administrative services and providing general financial advisory services to a Portfolio Fund. Accordingly, the Adviser may face a conflict of interest in evaluating investments in Portfolio Funds and sales of investments in a Portfolio Fund (e.g., a sale of the Fund’s investment in Portfolio Fund could adversely impact the business relationships between such Fund Party and such Portfolio Fund or its Underlying Manager). In addition, situations may arise in which one or more Fund Parties believes that, to protect its own commercial interests, it may be necessary to take action with respect to a Portfolio Fund that may be detrimental to such Portfolio Fund and therefore be inadvertently detrimental to the Fund which invests in such Portfolio Fund. One or more Fund Parties may keep any profits, commissions and fees accruing to it in connection with its activities for itself and other clients, including such Portfolio Funds and such Underlying Managers, and the Management Fee payable by the Fund will not be reduced thereby.

Valuation of NAV and Portfolio Investment. In accordance with the 1940 Act, assets that are not publicly traded or whose market prices are not readily available will be valued at fair value as determined in good faith pursuant to Rule 2a-5 under the 1940 Act. The Board has appointed the Adviser as the Fund’s valuation designee for purposes of Rule 2a-5. If market prices for assets held by the Fund are not readily available, the valuation designee will determine fair value as the amount the Fund could reasonably expect to receive in the Fund’s investment if such asset were sold at the time of valuation, based on information reasonably available at the time the valuation is made and that the valuation designee reasonably believes to be reliable. The Board may also utilize the services of a third-party valuation firm, which may participate in the valuations of portfolio investments, including investments for which no market quotations are readily available. The participation of the Adviser in the valuation process could result in a conflict of interest, since the Adviser’s Management Fee is calculated based on the value of the Fund’s assets.

The Adviser will be entitled to accept the estimates of third parties (including Underlying Managers of the Portfolio Funds) in calculating the value of the Fund’s investment in a Portfolio Fund. Any such net asset value calculations will remain subject to the review and approval of the Adviser. The Underlying Manager will generally calculate the value of its Portfolio Fund’s investments. The Underlying Manager will have a conflict of interest in making such valuations because the valuations directly affect the net asset value of such Portfolio Fund and, accordingly, will affect the amount of any asset based fee, and may affect the amount of any carried interest payable to such Underlying Manager.

Fee Arrangements. The Fund pays the Adviser a Management Fee at an annual rate of 0.95% payable quarterly in arrears based upon the Fund’s net assets, calculated as of the close of business on the last business day of each calendar quarter (including any assets in respect of Shares that will be repurchased by the Fund as of the end of the quarter). The Management Fee may create an incentive for the Adviser to make investments that are riskier or more speculative than those that might have been made in the absence of such a fee.

Other potential conflicts might include conflicts created by specific compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). For example, any asset based or commitment-based management fees payable to the Underlying Managers may be payable without regard to the overall success of, or income earned by, such Portfolio Fund. In addition, carried interest payable to the Underlying Managers may create incentives for such Underlying Managers to make riskier investments than would be the case in the absence of such carried interest.

The Adviser and/or its affiliates may compensate, from its own resources, an affiliate of the Adviser, third-party securities dealers, other industry professionals and any affiliates thereof in connection with the distribution of Shares in the Fund or for their ongoing servicing of Shares acquired by their clients. Such compensation may take various forms, including a fixed fee, a fee determined by a formula that takes into account the amount of client assets invested in the Fund, the timing of investment or the overall NAV of the Fund, or a fee determined in some other method by negotiation between the Adviser and/or its affiliates and such Financial Intermediaries. Financial Intermediaries may also charge investors, at the Financial Intermediaries’ discretion, a fee based on the purchase price of Fund Shares purchased by the investor. As a result of the various payments that Financial Intermediaries may receive from investors and the Adviser and/or its affiliates, the amount of compensation that a Financial Intermediary may receive in connection with the sale of Shares in the Fund may be greater than the compensation it may receive for the distribution of other investment products. This difference in compensation may create an incentive for a Financial Intermediary to recommend the Fund over another investment product.

Financial Intermediaries. Financial Intermediaries may be subject to certain conflicts of interest with respect to the Fund. For example, the Fund, the Adviser, portfolio companies or investment vehicles sponsored or managed by the Adviser may (i) purchase securities or other assets directly or indirectly from, (ii) enter into financial or other transactions with or (iii) otherwise convey benefits through commercial activities to a Financial Intermediary. As such, certain conflicts of interest may exist between such persons and a Financial Intermediary. Such transactions may occur in the future and generally there is no limit to the amount of such transactions that may occur.

Financial Intermediaries may perform investment advisory and other services for other investment entities with investment objectives and policies similar to those of the Fund. Such entities may compete with the Fund for investment opportunities and may invest directly in such investment opportunities. Financial Intermediaries that invest in a portfolio company may do so on terms that are more favorable than those of the Fund.

Financial Intermediaries that act as selling agents (each a “Selling Agent”) for the Fund also may act as distributor for a company in which the Fund invests and may receive compensation in connection with such activities. Such compensation would be in addition to the placement fees described above. Financial Intermediaries may pay all or a portion of the fees paid to it to certain of their affiliates, including, without limitation, financial advisors whose clients purchase Shares of the Fund. Such fee arrangements may create an incentive for a Financial Intermediary to encourage investment in the Fund, independent of a prospective shareholder’s objectives.

A Financial Intermediary may provide financing, investment banking services or other services to third parties and receive fees therefore in connection with transactions in which such third parties have interests which may conflict with those of the Fund. A Financial Intermediary may give advice or provide financing to such third parties that may cause them to take actions adverse to the Fund, a Portfolio Fund, or a portfolio company. A Financial Intermediary may directly or indirectly provide services to, or serve in other roles for compensation for, the Fund, a Portfolio Fund, or a portfolio company. These services and roles may include (either currently or in the future) managing trustee, managing member, general partner, investment manager or adviser, sub-adviser, distributor, broker, dealer, selling agent and investor servicer, custodian, transfer agent, fund administrator, prime broker, record keeper, shareholder servicer, interfund lending servicer, Fund accountant, transaction (e.g., a swap) counterparty and/or lender.

In addition, issuers of securities held by the Fund may have publicly or privately traded securities in which a Financial Intermediary is an investor or makes a market. The trading activities of Financial Intermediaries generally will be carried out without reference to positions held by the Fund and may have an effect on the value of the positions so held, or may result in a Financial Intermediary having an interest in the issuer adverse to the Fund. No Financial Intermediary is prohibited from purchasing or selling the securities of, otherwise investing in or financing, issuers in which the Fund has an interest.

A Financial Intermediary may sponsor, organize, promote or otherwise become involved with other opportunities to invest directly or indirectly in the Fund. Such opportunities may be subject to different terms than those applicable to an investment in the Fund, including with respect to fees and the right to receive information.

Core Independent Managers and Other Underlying Managers. Because the Fund intends to allocate a significant percentage of its assets to investment vehicles managed by the Core Independent Managers, conflicts of interest may arise as a consequence of investment management and other financial advisory services in which the Adviser, the Core Independent Managers and their affiliates are engaged. Each of the Core Independent Managers provides investment advisory services to, and/or engages in other financial arrangements with, investment vehicles in addition to those in which the Fund may invest, and their respective investment professionals may also provide investment and financial services for their proprietary accounts as well. Accordingly, each of the Core Independent Managers may have financial interests that diverge from those of the investment vehicles in which the Fund may invest, and conflicts of interest may arise in terms of their allocation of investment opportunities as well as their professional time between such managed investment vehicles and other clients and personal accounts.

An entity affiliated with Eldridge owns a minority non-controlling share in CAIS, the Adviser’s parent company, and holds two out of nine seats on the board of directors of CAIS. Eldridge’s ownership interest in CAIS creates a conflict of interest in connection with the Fund’s investment strategy to invest in Eldridge-sponsored funds, in respect of which the Fund will pay the management fees and/or other incentive compensation to Eldridge.

On May 5, 2026, Arctos was acquired by an affiliate of KKR & Co. Inc. (together with its affiliates, “KKR”). Arctos management continues to operate the business of Arctos as part of KKR following the transaction, and no changes to the investment strategy of the Arctos-managed Portfolio Funds in which the Fund is invested are currently expected as a result of the transaction. Nonetheless, the acquisition of Arctos is expected to give rise to certain potential risks and conflicts of interest that may not have existed prior to the closing of the transaction, some of which the Adviser may not be able to predict or identify. For example, the fact that Arctos has become a subsidiary of KKR may result in investment personnel of Arctos devoting less time to the Portfolio Funds in which the Fund is invested, or result in such Portfolio Funds being precluded from making certain investments that they might otherwise have made due to conflicts of interest or other restrictions that arise from the affiliation of Arctos with KKR. There is no guarantee that these or other potential conflicts of interest, or other consequences of the transaction, will not adversely affect the Fund’s existing or future investments with Arctos or will not have an adverse impact on the ability of the Fund to continue to allocate assets to Portfolio Funds advised by Arctos or the terms on which those investments are made.

CAIS and its affiliates may have other business relationships and financial arrangements unrelated to the Fund with an Underlying Manager or certain of its affiliates that present conflicts of interest. For example, certain Underlying Managers own interests in CAIS and/or hold seats on the board of directors of CAIS. In addition, from time to time, CAIS and/or its affiliates may be compensated for providing certain services or acting in certain non-advisory capacities with respect to certain pooled investment vehicles managed by an Underlying Manager or its affiliate.

Diverse Shareholder Group. Shareholders of the Fund are expected to be based in a wide variety of jurisdictions and take a wide variety of forms. Accordingly, they may have conflicting regulatory, legal, investment, tax and other interests with respect to their investments in the Fund, with respect to the interests of investors in other investment vehicles managed or advised by the Adviser that may participate in the same investments as the Fund and/or with other investors in the Portfolio Funds in which the Fund invests. In addition, shareholders of the Fund may be shareholders in Portfolio Funds in which the Fund has made or is considering to make an investment. Conflicts may arise in such circumstances regardless of whether the shareholder chooses to sell its shares in the Portfolio Fund, as the Adviser will consider the interests of the Fund and not such shareholder in its individual capacity as an investor in such Portfolio Fund. Additionally, to the extent such a shareholder chooses to sell its interest in such Portfolio Fund, it may not effectively gain the liquidity it sought from the Portfolio Fund as a result of its indirect interest through the Fund in the restructured Portfolio Fund. The conflicting interests of individual shareholder with respect to other shareholders and relative to investors in other investment vehicles and/or other investors in the Portfolio Funds in which the Fund invests may relate to or arise from, among other things, the nature of investments made by the Fund and such other partnerships, the structuring or the acquisition of investments and the timing of disposition of investments, internal investment policies of the Adviser and its affiliates and their target risk/return profiles.

As a consequence, conflicts of interest may arise in connection with the decisions made by the Adviser, including with respect to the nature or structuring of investments, that may be more beneficial for one investor than for another investor, especially with respect to investors’ individual tax situations. In addition, the Fund may make investments which may have a negative impact on related investments made by the shareholders in separate transactions. In selecting and structuring investments appropriate for the Fund, the Adviser will consider the investment and tax objectives of the Fund (and those of investors in other investment vehicles managed or advised by the Adviser) as a whole, not the investment, tax or other objectives of any shareholder individually.

LIMITS OF RISK DISCLOSURES

The above discussions of the various risks and conflicts of interest associated with the Fund and the Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund; however, all principal risks associated with investing in the Fund are disclosed. Prospective investors should read this entire Prospectus and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program changes or develops over time, an investment in the Fund may be subject to risk factors not described in this Prospectus. The Fund will update this Prospectus to account for any material changes in the risks involved with an investment in the Fund.

MANAGEMENT OF THE FUND

General

The business of the Fund is managed under the direction of the Fund’s Board, including supervision of the duties performed by the Adviser. The Board is currently composed of three Trustees of the Fund (“Trustees”), each of whom are not “interested persons” of the Fund (as that term is defined by Section 2(a)(19) of the 1940 Act) (the “Independent Trustees”). The Trustees meet periodically throughout the year to discuss and consider matters concerning the Fund and to oversee the Fund’s activities, including its investment performance, compliance program and risks associated with its activities. The names and business addresses of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the Statement of Additional Information.

The Trustees authorize the Fund to enter into service agreements with the Adviser and other service providers in order to provide, and in some cases authorize service providers to procure through other parties, necessary or desirable services on behalf of the Fund. Shareholders are not intended to be third-party beneficiaries of such service agreements.

Investment Adviser

CAIS Advisors LLC, a limited liability company formed under the laws of the State of Delaware, serves as the Fund’s Adviser. The Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Adviser is located at 527 Madison Avenue, 12th Floor, New York, NY 10022.

The Adviser serves as investment adviser to the Fund pursuant to an investment advisory agreement (the “Investment Advisory Agreement”). The Adviser provides the Fund with ongoing investment guidance, policy direction and monitoring of the Fund, subject to the general supervision of the Board, and in accordance with the investment objective, policies, and restrictions of the Fund: buys, retains and sells the Fund’s portfolio investments; selects brokers or dealers to execute transactions; provides investment research; maintains or causes to be maintained all required books, records, and reports and other information required for the proper operation of the Fund; and furnishes all other services required in connection with management of the Fund.

The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection. The Adviser may engage one or more third-party consultants to conduct due diligence on certain primary and secondary investments and co-investments to be made by the Fund, including without limitation, the investment vehicles managed by the Underlying Managers, including the Core Independent Managers; provided that the Adviser will have sole discretion with respect to the Fund’s portfolio and will make the final determination as to whether the Fund will make any investment, and no consultant will have any discretion whatsoever, nor will it make any such determination.

The Investment Advisory Agreement was approved by the Board on September 24, 2025 and by the initial shareholder of the Fund on September 29, 2025. After an initial term of two years, the Investment Advisory Agreement will continue in effect from year to year so long as such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the Independent Trustees. The Investment Advisory Agreement is terminable without penalty, on 60 days’ prior written notice: by the Board; by vote of a majority of the outstanding voting securities of the Fund; or by the Adviser. The Investment Advisory Agreement also provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules thereunder.

Management Fee

In consideration of the advisory and other services provided by the Adviser to the Fund, the Fund pays the Adviser a management fee (the “Management Fee”), at an annual rate of 0.95% payable quarterly in arrears based upon the Fund’s net assets, calculated as of the close of business on the last business day of each calendar quarter (including any assets in respect of Shares that will be repurchased by the Fund as of the end of the quarter). The Management Fee is separate from the asset-based fees and incentive fees in respect of investments, which are paid directly by the Portfolio Funds to the Underlying Managers and are indirectly borne by Fund shareholders. The Management Fee is due and payable in arrears within thirty calendar days after the end of the quarter. Base management fees for any partial quarter are prorated based on the number of days in the quarter.

The Investment Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence in the performance of its duties or reckless disregard of its obligations and duties under the Investment Advisory Agreement, the Adviser is not liable for any loss the Fund sustains for any investment, adoption of any investment policy, or the purchase, sale or retention of any security.

A discussion regarding the Board’s basis for approving the Investment Advisory Agreement is included in the Fund’s annual report to shareholders for the fiscal period ended March 31, 2026.

Portfolio Managers

The members of the portfolio management team (the “Portfolio Managers”) who are primarily responsible for the day-to-day management of the Fund’s portfolio are as follows:

Neil Blundell serves as the Chief Investment Officer of the Adviser, overseeing the firm’s investment management division. He is responsible for shaping and executing the firm’s vision, including overseeing portfolio management, business development, operations and risk management. Neil also serves as chair of the Adviser’s Investment Committee and is a member of CAIS’ executive and operating committees.

Neil has spent over 25 years at the intersection of alternative investments, financial services, and technology. He most recently worked at Invesco as the Global Head of Client Solutions and Alternatives for the Investment Solutions team, where he led the development and management of over $95 billion in customized multi-asset investment strategies spanning both traditional and alternative solutions. Prior to Invesco, Neil enjoyed 10+ years of tenure at BlackRock, holding multiple Managing Director positions including Alternatives Platform Head and Head of Hedge Fund Investment Strategies. Earlier in his career, Neil worked at MSCI Barra, Credit Suisse First Boston, and Moody’s Investor Service.

Neil has a BA from the University of Michigan and earned an MBA from the University of Miami. He holds Series 7 and 63 registrations.

Mr. Blundell has been a Portfolio Manager of the Fund since 2025.

Sarah Jiang is a Portfolio Manager at the Adviser, where she oversees investment selection, portfolio construction, and liquidity management of the Adviser’s funds.

Sarah has 18 years of experience in portfolio management and risk oversight across public and private market strategies. Previously, Sarah was a Managing Director on Blackstone’s Credit and Insurance team, where she built risk and liquidity frameworks for private credit funds and developed multi-asset credit solutions for institutional and wealth clients. Earlier in her career, she was a Managing Director at AQR Capital Management, serving as a portfolio manager for liquid alternative strategies across private and registered funds.

Sarah graduated from the University of Pennsylvania’s Jerome Fisher Program in Management & Technology, earning a B.S. in Economics and a B.S.E. in Computer Science. She has also been published in the Journal of Portfolio Management.

Ms. Jiang has been a Portfolio Manager of the Fund since 2025.

Please see the Statement of Additional Information for additional information about other accounts managed by the Portfolio Manager, the Portfolio Manager’s compensation, and the Portfolio Manager’s ownership of shares of the Fund.

Administrator, Transfer Agent, and Custodian

Ultimus Fund Solutions, LLC located at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 serves as the Administrator and Transfer Agent of the Fund.

UMB Bank, N.A., located at 1010 Grand Boulevard, Kansas City, MO 64106 serves as the Custodian of the assets of the Fund. The Custodian performs custodial and fund accounting services as well as sub-administrative services on behalf of the Fund.

The Administrator and Custodian will receive customary fees paid out of Fund assets based upon the nature and extent of the services performed by the Administrator and Custodian for the Fund. In addition, the Administrator and Custodian are each entitled to be reimbursed by the Fund for their respective reasonable out-of-pocket expenses properly incurred in carrying out their duties as such and for the charges of any correspondents. Further, the Administrator and Custodian will be entitled to indemnification by the Fund for any and all losses, damages, claims, costs, actions, liabilities, suits, proceedings or expenses which may arise in connection with their services to the Fund.

FUND EXPENSES

The Adviser bears all of its own costs incurred in providing investment advisory services to the Fund, including travel and other expenses related to the selection and monitoring of Underlying Managers. As described below, however, the Fund bears all other expenses related to its investment program. Additionally, such expenses are outlined in the Investment Advisory Agreement and Administration Agreement. The Adviser and/or Administrator also provides, or arranges at its expense, for certain management and administrative services to be provided to the Fund. Among those services are: providing office space and other support services, maintaining and preserving certain records, preparing and filing various materials with state and U.S. federal regulators, providing legal and regulatory advice in connection with administrative functions and reviewing and arranging for payment of the Fund’s expenses.

Expenses borne by the Fund (and thus indirectly by shareholders) include:

●	any non-investment related interest expense;

●	calculating NAV (including the cost and expenses of any independent third-party valuation firm);

●	all expenses related to its investment program, all costs and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with the Fund’s investments, including enforcing the Fund’s rights, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts) and, if applicable, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

●	the organization of the Fund, including the organization of any feeder fund;

●	direct and indirect expenses, incurred by the Adviser, or members of its investment teams, or payable to third parties, in evaluating, developing, negotiating, structuring and performing due diligence on prospective portfolio companies, including such expenses related to potential investments that were not consummated, and, if necessary, enforcing the Fund’s rights including, (a) travel, entertainment, lodging and meal expenses, (b) origination fees, syndication fees, research costs, due diligence costs, bank service fees and (c) fees and expenses related to the organization or maintenance of any intermediate entity used to acquire, hold or dispose of any portfolio company or otherwise facilitating the Fund’s investment activities;

●	fees and expenses incurred by the Adviser (and its affiliates) or the Administrator (or its affiliates) payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for the Fund and the Adviser and in conducting research and due diligence on prospective investments and equity sponsors, analyzing investment opportunities, structuring the Fund’s investments and monitoring investments and portfolio companies on an ongoing basis;

●	any and all fees, costs and expenses incurred in connection with the Fund’s incurrence of leverage and indebtedness, including borrowings, dollar rolls, reverse purchase agreements, credit facilities, securitizations, margin financing and derivatives and swaps, and including any principal or interest on borrowings and indebtedness (including, without limitation, any fees, costs, and expenses incurred in obtaining lines of credit, loan commitments, and letters of credit for the Fund’s account and in making, carrying, funding and/or otherwise resolving investment guarantees);

●	offerings, sales, and repurchases of the Shares and other securities;

●	fees and expenses payable under any Distribution Agreements entered into by the Fund, if any;

●	Distribution and Servicing Fees, if any;

●	investment advisory fees payable under the Investment Advisory Agreement;

●	administration fees and expenses, if any, payable under the Administration Agreement;

●	fees and expenses based upon the Fund’s allocable portion of the Administrator’s overhead in performing its obligations under the Administration Agreement, including any allocable portion of the compensation of the Fund’s chief executive officer, chief compliance officer, chief financial officer, chief administrative officer, chief legal officer, chief operating officer and their respective staff, as applicable;

●	costs incurred in connection with investor relations and Board relations;

●	any applicable administrative agent fees or loan arranging fees incurred with respect to the Fund’s portfolio investments by the Adviser, the Administrator, the sub-administrator, if any, or an affiliate thereof;

●	any and all fees, costs and expenses incurred in implementing or maintaining third-party or proprietary software tools, programs or other technology for the benefit of the Fund (including, without limitation, any and all fees, costs and expenses of any investment, books and records, portfolio compliance and reporting systems, order management and portfolio management systems, general ledger or portfolio accounting systems and other similar systems and services, including, without limitation, consultant, software licensing, data management and recovery services fees and expenses);

●	transfer agent, dividend agent and custodial fees and expenses;

●	federal and state registration fees, including notice filing fees;

●	federal, state and local taxes;

●	fees and expenses of Independent Trustees including reasonable travel, entertainment, lodging and meal expenses, and any legal counsel or other advisers retained by, or at the discretion or for the benefit of, the Independent Trustees;

●	costs of preparing and filing reports or other documents required by the SEC, Financial Industry Regulatory Authority, Inc., U.S. Commodity Futures Trading Commission, or other regulators, and all fees, costs and expenses related to compliance-related matters (such as developing and implementing specific policies and procedures in order to comply with certain regulatory requirements) and regulatory filings related to the Fund’s activities and/or other regulatory filings, notices or disclosures of the Adviser, any sub-adviser and their respective affiliates relating to the Fund and its activities;

●	costs of any reports, proxy statements or other notices to shareholders, including printing costs;

●	fidelity bond, trustees and officers/errors and omissions liability insurance, and any other insurance premiums;

●	direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors, tax preparers and outside legal costs;

●	proxy voting expenses;

●	all expenses relating to payments of dividends or interest or distributions in cash or any other form made or caused to be made by the Board to or on account of holders of the securities of the Fund, including in connection with the DRIP or the share repurchase program;

●	costs incurred in connection with the formation or maintenance of entities or vehicles to hold the Fund’s assets for tax or other purposes;

●	to the extent permitted by the 1940 Act or any exemptive relief obtained thereunder, allocable fees and expenses associated with marketing efforts on behalf of the Fund;

●	all costs and expenses incurred as a result of dissolution, winding-up and termination of the Fund; and

●	any extraordinary expenses (as defined below), including indemnification expenses as provided for in the Fund’s organizational documents.

The Adviser will be reimbursed by the Fund for any of the above expenses that it pays on behalf of the Fund, except as otherwise provided above.

“Extraordinary expenses” are expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for a meeting of shareholders.

Portfolio Funds bear various expenses in connection with their operations similar to those incurred by the Fund. Underlying Managers generally assess asset-based fees to, and receive incentive-based fees from, the Portfolio Funds (or their investors), which effectively will reduce the investment returns of the Portfolio Funds. These expenses and fees will be in addition to those incurred by the Fund itself. As an investor in the Portfolio Funds, the Fund will bear its proportionate share of the expenses and fees of the Portfolio Funds and may also be subject to incentive fees to the Underlying Managers.

Pursuant to the Expense Limitation Agreement, the Adviser has contractually agreed, through July 31, 2027, to waive fees and/or pay or reimburse certain operating and other expenses of the Fund so that the total annual operating expenses of the Fund, excluding Excluded Expenses (as defined below), in respect of each class of shares of the Fund, do not exceed an amount equal to 0.75% of the average quarterly net assets of the class on an annualized basis (the “Expense Cap”). For a period not to exceed three years from the date on which the Adviser waived the fee or reimbursed the expense, the Adviser may recoup waived fees, reimbursed expenses or directly paid expenses if (i) at the time of repayment, the annual operating expenses of such share class have fallen below the Expense Cap and (ii) the repayment does not cause the annual operating expenses of such share class in the quarter the reimbursement is made (after given effect to such repayment) to rise to a level that exceeds the Expense Cap in place at the time the fees were waived and/or the expenses were reimbursed, or the Expense Cap in place at the time the Fund repays the Adviser, whichever is lower. In addition, pursuant to the Class S Expense Reimbursement Agreement, the Adviser has contractually agreed, through July 31, 2027, to waive and/or pay or reimburse a portion of Class S’s operating and other expenses so that Class S’s total annual operating expenses (excluding Excluded Expenses) do not exceed an amount equal to the Expense Cap minus: (i) 0.10% of Class S’s average quarterly net assets if Class S’s average quarterly net assets are equal to or greater than $150,000,000 but less than $250,000,000; (ii) 0.15% of Class S’s average quarterly net assets if Class S’s average quarterly net assets are equal to or greater than $250,000,000 but less than $500,000,000; and (iii) 0.20% of Class S’s average quarterly net assets if Class S’s average quarterly net assets are equal to or greater than $500,000,000. The Adviser may not recoup expenses waived or reimbursed pursuant to the Class S Expense Reimbursement Agreement. These contractual arrangements may be terminated at any time, without payment of any penalty, by the Fund’s Board of Trustees, and will automatically terminate if the Investment Advisory Agreement is terminated.

“Excluded Expenses” is defined to include: (i) the Fund’s proportional share of (a) fees, expenses, allocations, carried interests, etc. of any private investment vehicles and co-investments in portfolio companies in which any Portfolio Fund invests (including all acquired fund fees and expenses); (b) transaction costs, including legal costs and brokerage commissions, of any Portfolio Fund associated with the acquisition and disposition by such Portfolio Fund of primary interests, secondary interests, co-investments, ETF investments and other investments; (c) interest payments incurred by any Portfolio Fund; (d) fees and expenses incurred in connection with any credit facilities obtained by any Portfolio Fund; (e) taxes of any Portfolio Fund; and (f) extraordinary expenses of any Portfolio Fund (as determined in the sole discretion of the Adviser), which may include non-recurring expenses such as, for example, litigation expenses and shareholder meeting expenses; (ii) the investment management fee payable to the Adviser pursuant to the Investment Advisory Agreement; (iii) interest expense and any other expenses incurred in connection with any borrowings by the Fund (including any credit facility); (iv) distribution and servicing fees payable pursuant to a Distribution and Servicing Plan adopted by the Fund in compliance with Rule 12b-1 under the 1940 Act in respect of any class of shares of the Fund; (v) acquired fund fees and expenses; (vi) taxes; and (vii) extraordinary expenses.

DETERMINATION OF NET ASSET VALUE

The NAV of the Fund will equal, unless otherwise noted, the value of the total assets of the Fund, less all of its liabilities, including accrued fees and expenses, determined as of the close of business on the last business day of each calendar quarter and in connection with the Fund’s offer to purchase Shares, on each date that Shares are to be repurchased and at such other times as the Board shall determine (each, a “Determination Date”). Each Share is offered at the NAV next calculated after receipt of the purchase in good order, plus any applicable sales load. The price of the Shares increases or decreases according to the NAV of the Shares. Because of differing class fees and expenses, the per Share NAV of the classes will vary over time. In computing the Fund’s NAV, portfolio securities of the Fund are valued at their current fair market values determined on the basis of market quotations, if available. Because public market quotations are not typically readily available for most of the Fund’s investments, such investments are valued at fair value as determined pursuant to procedures and methodologies approved by the Board.

The Board has appointed the Adviser as the Fund’s valuation designee for purposes of Rule 2a-5. The Adviser will oversee the valuation of the Fund’s investments on behalf of the Fund. The Board has approved valuation procedures for the Fund (the “Valuation Procedures”).

The Adviser will value the Fund’s investments, when necessary, at fair value. The Adviser will be entitled to accept the estimates of third parties (including Underlying Managers of the Portfolio Funds) in calculating the value of the Fund’s investment in a Portfolio Fund. Any such NAV calculations will remain subject to the review and approval of the Adviser. The Underlying Manager will generally calculate the value of its Portfolio Fund’s investments. The Underlying Manager will have a conflict of interest in making such valuations because the valuations directly affect the NAV of such Portfolio Fund and, accordingly, will affect the amount of any asset based fee, and may affect the amount of any carried interest payable to such Underlying Manager.

The actual realized returns on an Underlying Manager’s unrealized investments will depend on, among other factors, future operating results, the value of the assets and market conditions at the time of disposition, any related transaction costs and the timing and manner of sale, all of which may differ from the assumptions on which an Underlying Manager’s valuations are based. Neither the Fund nor the Adviser have oversight or control over the implementation of the Underlying Managers’ valuation process.

The Valuation Procedures require the consideration of all relevant information reasonably available at the time the Fund values its portfolio. Fair valuations, particularly those of private companies and privately originated instruments, often reflect only periodic information received by the Adviser about the issuer’s financial condition and/or business operations, which may be on a lagged basis and can be based on estimates. Accordingly, the Adviser may not be able to acquire and/or properly evaluate certain information about the Fund’s fair valued assets, which may cause the Fund’s NAV to materially differ from what it would have been had such information been fully incorporated. The Adviser will consider information provided by the Underlying Managers, and may conclude in certain circumstances that the information provided by the Underlying Manager does not represent the fair value of a particular Portfolio Fund. In accordance with the Valuation Procedures, the Adviser will consider whether it is appropriate, in light of all relevant circumstances, to value such interests based on the NAV reported by the relevant Underlying Manager or whether to adjust such value to reflect a premium or discount to such NAV as described below. Any such decision will be made in good faith, and subject to the supervision of the Board.

Neither the Board nor the Adviser will be able to confirm independently the accuracy of valuations provided by any Underlying Manager (which are unaudited, except at the respective Portfolio Fund’s year-end). Additionally, Underlying Managers will typically provide the Adviser with only estimated NAVs or other valuation information on a quarterly basis, and the information provided by certain Portfolio Funds will typically be as of a date that is several months old by the time the Fund strikes its NAV. For this reason, the Fund may apply one or more adjustments to the valuations received from a Portfolio Fund in accordance with the Valuation Procedures, which would include adjustments for cash flows received from or distributed to the Portfolio Fund sponsor after the reference date of the most recently reported Portfolio Fund NAV, specifically, (i) adding the nominal amount of the investment related capital calls and (ii) deducting the nominal amount of investment related distributions from the NAV as reported by the Portfolio Fund. In addition to reflecting the Portfolio Fund NAV inclusive of cash flows since the reference date, the Adviser may also adjust for any changes in market prices for public securities held by the Portfolio Fund and may also apply a market adjustment to reflect the estimated change in fair value of the Portfolio Fund’s non-public unrealized investments from the date of the last reported Portfolio Fund NAV to the date as of which the Fund is reporting its NAV.

There can be no assurance that these adjustments, if made, will improve the accuracy of these valuations. Any data provided by a Portfolio Fund will be subject to revision through the end of such Portfolio Fund’s respective annual audit. The Fund will use the latest information available from each Portfolio Fund at the time of each subscription or redemption transaction and, in certain cases, a change to a Portfolio Fund’s NAV relating to prior periods as a result of an annual audit or other information subsequently received from a Portfolio Fund, including revised valuations, updated financial information or corrections, may differ materially from the information used in those prior period subscription or redemption transactions. Because of this, the Fund’s NAV for financial reporting purposes may differ from the NAV used to process subscription and repurchase transactions as of the same date.

The Fund will pay repurchase proceeds, as well as calculate management and other fees, on the basis of NAVs determined using the best information available as of the applicable valuation date. In the event that a Portfolio Fund, in accordance with its valuation procedures, subsequently corrects, revises or adjusts an unaudited estimated or final value that was properly relied upon by the Fund, or properly used by the Fund as a component of determining the fair value of its interest in that Portfolio Fund, the Fund will generally not make any retroactive adjustments to its NAV, or to any amounts paid based upon such NAV, to reflect a revised valuation. If, after the Fund pays repurchase proceeds, one or more of the valuations used to determine the NAV on which the repurchase payment is based are revised, the shareholder whose Shares were repurchased (if the valuations are revised upward) or the remaining shareholders (if the valuations are revised downwards) will bear the risk of such revisions. A shareholder whose Shares were repurchased will neither receive distributions from, nor will it be required to reimburse, the Fund in such circumstances. This may have the effect of diluting or increasing the economic interest of other shareholders. Such adjustments or revisions, whether increasing or decreasing the NAV at the time they occur, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds received by shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from managers or revisions to the NAV of a Portfolio Fund adversely affect the Fund’s NAV, the outstanding Shares of the Fund will be adversely affected by prior repurchases to the benefit of shareholders who had their Shares repurchased at a NAV per Share higher than the adjusted amount. Conversely, any increases in the NAV per Share resulting from such subsequently adjusted valuations will be entirely for the benefit of the holders of the outstanding Shares and to the detriment of shareholders who previously had their Shares repurchased at a NAV per Share lower than the adjusted amount. New shareholders, as well as shareholders purchasing additional Shares, may be affected in a similar way because the same principles apply to the subscription for Shares.

To the extent the Fund holds securities or other instruments that are not investments in Portfolio Funds or direct private markets investments, the Fund will generally value such assets as described below. Securities traded or dealt in upon one or more securities exchanges (whether domestic or foreign) for which market quotations are readily available and not subject to restrictions against resale shall be valued at the last quoted sales price on the primary exchange or, in the absence of a sale on the primary exchange, at the mean between the current bid and ask prices on the primary exchange. Securities primarily traded in the National Association of Securities Dealers’ Automated Quotation System (“NASDAQ”) National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price. If market quotations are not readily available, or deemed unreliable for a security, or if a security’s value may have been materially affected by events occurring after the close of a securities market on which the security principally trades, but before the Fund calculates its NAV, securities will be valued at the last sale price or, in the absence of a sale, at the mean between the current bid and ask prices. In this respect, the Adviser participates in the valuation process by preparing the fair valuation for any such securities as per approved procedures and pursuant to a fair value process developed in coordination with the Administrator. The Adviser’s process is tested and subject to ongoing and periodic monitoring by the Adviser and the Administrator.

In cases where a fair valuation of securities is applied, the Fund’s NAV will reflect certain portfolio securities’ fair value rather than their market price. Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security. This fair value may also vary from valuations determined by other funds using their own fair valuation procedures. The fair value prices can differ from market prices when they become available or when a price becomes available.

The Fund and the Adviser may use independent pricing services to assist in calculating the value of the Fund’s securities. In addition, market prices for foreign securities are not determined at the same time of day as the NAV for the Fund. In computing the NAV, the Fund values foreign securities held by the Fund at the latest closing price on the exchange in which they are traded immediately prior to closing of the NYSE. Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates. If events materially affecting the value of a security in the Fund’s portfolio, particularly foreign securities, occur after the close of trading on a foreign market but before the Fund prices its Shares, the security will be valued at fair value. For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its NAV, the Adviser may need to price the security using the Adviser’s fair value pricing guidelines.

As a result of investments by the Fund or other investment vehicles accessed by the Fund, if any, in foreign securities or other instruments denominated in currencies other than the U.S. dollar, the NAV of the Fund’s Shares may be affected by changes in the value of currencies in relation to the U.S. dollar. The value of these instruments denominated in currencies other than the U.S. dollar may be affected significantly on a day that the NYSE is closed and an investor is not able to purchase or tender Shares.

The Adviser and its affiliates act as investment advisers to other clients that may invest in securities for which no public market price exists. Valuation determinations by the Adviser or its affiliates for other clients may result in different values than those ascribed to the same security owned by the Fund. Consequently, the fees charged to the Fund may be different than those charged to other clients, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Expenses of the Fund, including the Management Fee, are accrued on a quarterly basis and taken into account for the purpose of determining the Fund’s NAV.

The Fund’s investments in Portfolio Funds will be priced at fair value in the absence of readily available market quotations, according to the Fund’s valuation procedures and methodologies. In addition, a significant portion of a Portfolio Fund’s investments will likely be priced at fair value by the Portfolio Fund in accordance with its own valuation procedures and methodologies. One or both of these fair value determinations may prove to be inaccurate. Incorrect valuations of private investments, including investments in Portfolio Funds, could have an adverse effect on the Fund’s NAV and shareholder transactions involving the Shares. See “Principal Risk Factors—Certain Additional Risks Relating to Investments in Portfolio Funds—Valuation of the Fund’s Interests in Portfolio Funds.”

Prospective investors should be aware that there can be no assurance that the valuation of interests in Portfolio Funds as determined under the procedures described above will in all cases be accurate to the extent that the Fund and the Adviser do not generally have access to all necessary financial and other information relating to the Portfolio Funds to determine independently the NAV of the Fund’s interests in those Portfolio Funds. Prospective investors should also be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s NAV if the judgments of the Adviser or the Underlying Managers regarding appropriate valuations should prove incorrect.

PLAN OF DISTRIBUTION

Ultimus Fund Distributors, LLC, located at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246, serves as the distributor of the Fund’s shares on a best-efforts basis, subject to various conditions and pursuant to a distribution agreement (the “Distribution Agreement”). Neither the Distributor nor any other party is obligated to purchase any Shares from the Fund. There is no minimum aggregate number of Shares required to be purchased. Pursuant to the Distribution Agreement, the Distributor pays its own costs and expenses connected with the offering of Shares. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities.

The Distribution Agreement was approved by the Board on September 24, 2025. After the initial term of two years, the Distribution Agreement will continue in effect with respect to the Fund for successive one-year periods, provided each such continuance is specifically approved by a majority of the entire Board cast in person at a meeting called for that purpose or by a majority of the outstanding voting securities of the Fund and, in either case, by a majority of the Independent Trustees.

The Distributor may enter into selected dealer agreements with various brokers and dealers and their agents that have agreed to participate in the distribution of the Shares (“Financial Intermediaries”). Such Financial Intermediaries may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. See “Purchase of Shares.”

The Adviser and/or its affiliates may pay additional compensation out of their own resources (i.e., not Fund assets) to an affiliate of the Adviser, third-party securities dealers, other industry professionals and any affiliates thereof in connection with the sale of Shares or for their ongoing servicing of Shares acquired by their clients. The additional compensation may differ among Financial Intermediaries in amount or in the amount of calculation. Payments of additional compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Shares held by shareholders introduced by the Financial Intermediary, or determined in some other manner. Payments may be one-time payments or may be ongoing payments. As a result of the various payments that Financial Intermediaries may receive from the Adviser or its affiliates, the amount of compensation that a Financial Intermediary may receive in connection with the sale of Shares may be greater than the compensation it may receive for the distribution of other investment products. The receipt of the additional compensation by a Financial Intermediary may create actual or potential conflicts of interests between an investor and its Financial Intermediary who is recommending the Fund over other potential investments.

The Distributor has not and will not make any recommendation regarding, and will not monitor, any investment and will not present an investment strategy or product to an investor or a prospective investor that is a retail customer. A retail customer is any natural person, or the legal representative of such person, who receives a recommendation of any securities transaction or investment strategy involving securities from a broker-dealer and uses the recommendation primarily for personal, family, or household purposes. Furthermore, the Distributor does not collect the information necessary to determine, and the Distributor does not engage in a determination regarding, whether an investment in the strategy or product is in the best interests of, or is suitable for, any prospective investor. You should exercise your own judgment and consult with your own investment professional to determine whether it is advisable for you to invest in Shares of the Fund. Please note that the Distributor will not provide the kinds of financial services that you might expect from another financial intermediary, such as overseeing any brokerage or similar account. For financial advice relating to purchasing the Shares, contact your own investment professional.

The Distributor will not sell Shares directly to retail customers (as defined above) or have a relationship with you (including if you exit a relationship with a participating Financial Intermediary), and you should consult with your participating Financial Intermediary or your investment professional as to the suitability to you of an investment in the Shares. Before making your investment decision, please consult with your investment professional regarding your account type and the classes of common stock you may be eligible to purchase.

Distribution and Servicing Plan

The Fund has adopted an Amended and Restated Distribution and Servicing Plan (the “Distribution and Servicing Plan”) for its Class A Shares and Class D Shares to pay to the Distributor a Distribution and Servicing Fee to compensate Financial Intermediaries for distribution-related expenses, if applicable, and providing ongoing services in respect of shareholders who own such Shares, which may include, but are not limited to, assistance with recordkeeping, answering investor inquiries regarding the Fund, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. These activities are related to administration and servicing of Class A and Class D accounts. Payments of the Distribution and Servicing Fee on behalf of a particular Class must be in consideration of services rendered for or on behalf of such Class.

The Distribution and Servicing Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1, as required by its exemptive relief, permitting the Fund to, among other things, issue multiple classes of Shares.

Pursuant to the Distribution and Servicing Plan, the Fund will pay a quarterly Distribution and Servicing Fee to the Distributor out of the net assets of Class A Shares and Class D Shares at the annual rate of 0.85% and 0.25%, respectively, of the aggregate NAV of each of the Class A Shares and Class D Shares determined and accrued as of the last business day of each calendar quarter (before any repurchases of Shares). For Class A and Class D Shares, 0.25% of the fee is a shareholder servicing fee, and the remaining portion (in the case of Class A Shares) is a distribution fee. The Distribution and Servicing Fee is paid out of the relevant class’s assets and decreases the net profits or increases the net losses of the Fund solely with respect to such class. Because the Distribution and Servicing Fee is paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of a shareholder’s investment and may cost the shareholder more than paying other types of sales charges, if applicable.

Class I Shares and Class S Shares are not subject to any Distribution and Servicing Fee and do not bear any expenses associated therewith.

PURCHASE OF SHARES

How to Purchase Shares

The Shares will be offered in a continuous offering. Shares will generally be offered for purchase on the first business day of each calendar quarter, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. For purposes of this Prospectus, a “Business Day” means any day the New York Stock Exchange (“NYSE”) is open for regular trading. If a subscription acceptance date, funding deadline, or other processing date falls on a day when the NYSE is closed, the applicable date will generally be moved to the next Business Day, unless otherwise stated in the applicable subscription materials or tender offer materials. Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Fund and notified to prospective investors. An investor who misses the acceptance date will have the acceptance of its investment in the Fund delayed until the following quarter. Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in United States dollars. Payment for Shares must be made in accordance with the applicable subscription document. The Fund may permit payment by bank wire transfer, Automated Clearing House (“ACH”) transfer or such other payment methods as the Fund may authorize from time to time, as specified in the applicable subscription document. Except as otherwise permitted by the Fund, the Fund generally does not accept payments in the form of cash, cashier’s checks, bank official checks, certified checks, bank money orders, third-party checks (except for properly endorsed IRA transfer and rollover checks), counter checks, starter checks, traveler’s checks, money orders, credit card checks, cryptocurrency or payments drawn on non-U.S. financial institutions.

Each initial or subsequent purchase of Shares will be payable in one installment which will generally be due three business days prior to the date of the proposed acceptance of the purchase set by the Fund, which is generally expected to be the first business day of each calendar quarter, where funds are remitted by wire transfer.

Each prospective investor in the Fund will be required to certify that it is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act. The criteria for qualifying as an “accredited investor” are set forth in the subscription agreement that must be completed by each prospective investor. Investors who meet such qualifications are referred to in this Prospectus as “Eligible Investors.” Existing shareholders who request to purchase additional Shares (other than in connection with the DRIP) will be required to qualify as “Eligible Investors”.

A prospective investor is required to review, complete, and execute a subscription document. The subscription document is designed to provide the Fund with important information about the prospective investor. A prospective investor must submit a completed subscription document by the deadline set by the Fund, but no later than at least five business days prior to the acceptance date. The Fund reserves the right to accept or reject, in whole or in part, in its sole discretion, any request to purchase Shares at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time. Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned promptly to the prospective investor without the deduction of any fees or expenses. Prospective investors whose purchases are rejected by the Fund will receive a pro rata share of any interest earned on the amounts placed in escrow prior to acceptance, if applicable. Although the Fund may, in its sole discretion, elect to accept a subscription prior to receipt of cleared funds, a prospective investor will not become a shareholder until cleared funds have been received. In the event that cleared funds and/or a properly completed subscription document are not received from a prospective investor prior to the cut-off dates pertaining to a particular offering, the Fund may hold the relevant funds and subscription document for processing in the next offering.

Funds received from prospective investors will be placed in an account with the Fund’s transfer agent. The balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. Any interest earned with respect to such account will be paid to the Fund and allocated pro rata among shareholders.

Prospective investors whose subscriptions to purchase Shares are accepted by the Fund will become shareholders by being admitted as shareholders. An existing shareholder generally may subscribe for additional Shares by completing an additional subscription agreement by the acceptance date and funding such amount by the deadline.

To help the U.S. government fight the funding of terrorism and money laundering activities, federal law requires financial institutions to obtain, verify and record information that identifies each person or entity that opens an account, to the extent reasonable and practicable. This notice is provided in accordance with the USA PATRIOT Act of 2001 and the regulations issued thereunder.

What this means for you: When an investor opens an account, the Fund and/or its agents, including the transfer agent, will request the investor’s full name, residential or business street address, date of birth for individuals, and an identification number, such as a Social Security Number or Taxpayer Identification Number, and may request other information that will allow the Fund to identify the investor. For legal entities, the Fund may require documentation verifying the legal existence of the entity and, as required by applicable law, identifying and verifying the identity of beneficial owners and/or control persons. The Fund may also request a driver’s license, passport, or other identifying documents. The Fund may also check customer information against government lists, as required or permitted by applicable law. The Fund will retain records of the information used to verify identity in accordance with applicable law.

The Fund and/or its agents reserve the right to refuse to open an account or delay the processing of a purchase or subscription request if the required information is not provided; restrict transactions, reject or cancel a purchase or subscription request, or take other steps if identity cannot be verified within a reasonable timeframe; and/or take any other action as required or permitted by applicable law.

If an account cannot be opened or maintained because identity cannot be verified, the Fund may reject or cancel the purchase or subscription request, restrict transactions, or take such other action as required or permitted by applicable law. To the extent permitted by applicable law, the Fund, the transfer agent, and their respective affiliates and agents will not be liable for any loss, including market fluctuations, resulting from delays, restrictions, rejected or cancelled purchase or subscription requests, or other actions related to this verification process.

Purchase Terms

The Fund currently offers four classes of Shares: Class A Shares, Class D Shares, Class I Shares and Class S Shares. The Fund reserves the right to not sell a particular Share class.

Share Class Considerations

When selecting a share class, you should consider the following:

●	which share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial adviser to help you decide which share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase. Financial Intermediaries may have different investment minimum requirements than those outlined in this Prospectus. Additionally, Financial Intermediaries may aggregate several customer accounts to accumulate the requisite initial investment minimum. Please consult your Financial Intermediary for their account policies.

Class A Shares

Class A Shares are sold at the prevailing NAV per Class A Share. Class A Shares are subject to a quarterly Distribution and Servicing Fee at an annual rate of up to 0.85% of the aggregate NAV of Class A Shares. No upfront sales load will be paid to the Fund or the Distributor with respect to Class A Shares; however, if you buy Class A Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class A Shares. The initial minimum purchase amount is $25,000 in Class A Shares with a minimum subsequent investment of $10,000. The Adviser may waive the investment minimums for Class A Shares.

Class D Shares

Class D Shares are sold at the prevailing NAV per Class D Share. Class D Shares are subject to a quarterly Distribution and Servicing Fee at an annual rate of up to 0.25% of the aggregate NAV of Class D Shares. Class D Shares are not subject to a sales load. The initial minimum purchase amount is $25,000 in Class D Shares with a minimum subsequent investment of $10,000. The Adviser may waive the investment minimums for Class D Shares.

Class I Shares

Class I Shares are sold at the prevailing NAV per Class I Share. Financial Intermediaries may not charge you transaction-based fees when you buy Class I Shares. Class I Shares are not subject to a Distribution and Servicing Fee. Class I Shares are available for purchase only through certain Financial Intermediaries. Because the Class I shares of the Fund are sold at the prevailing NAV per Class I Share without an upfront sales charge, the entire amount of your purchase is invested immediately. The initial minimum purchase amount is $1,000,000 in Class I Shares with a minimum subsequent investment of $10,000. The Adviser may waive the investment minimums for Class I Shares.

Class S Shares

Class S Shares are available for purchase only through certain participating financial intermediaries who charge such clients a fee for advisory, investment, consulting or similar services. The initial minimum purchase amount is $1,000,000 in Class S Shares with a minimum subsequent investment of $10,000. The Adviser may waive the investment minimums for Class S Shares.

Account Statements and Transaction Confirmations

Shareholders will receive periodic account statements summarizing account activity, including purchases, repurchases, if applicable, and any reinvested dividends or capital gains distributions. A transaction confirmation will be sent for each financial transaction that occurs in a shareholder’s account, except for recurring transactions, such as dividend and capital gain distributions. For recurring transactions, the details will appear on the shareholder’s periodic account statement, serving as confirmation for such activity.

Shareholders should carefully review all transaction confirmations and account statements for accuracy immediately upon receipt. Shareholders should contact the Fund or its transfer agent in writing or by telephone promptly, and no later than 60 days from the date of the statement or confirmation that first reflects the disputed item. If a shareholder fails to provide timely notification within this 60-day period, the shareholder may be deemed to have ratified the account activity set forth therein, and the Fund and its agents may not be liable for losses that result from the shareholder’s failure to report the issue.

REPURCHASES AND TRANSFER OF SHARES

Determination of Tender Offer Amount

The Fund may offer to repurchase shares pursuant to written tenders by shareholders. The Adviser intends to recommend to the Board, subject to the Board’s discretion, that the Fund offer to repurchase shares from shareholders on a semi-annual basis in an amount generally not to exceed 5% of the Fund’s net asset value. The Fund intends to comply with an exemption under Financial Industry Regulatory Authority Rule 5110 that requires the Fund to make at least two tender offers per calendar year. However, the Fund is not required to conduct tender offers on a semi-annual basis or at all and may be less likely to conduct tenders during periods of exceptional market conditions.

In determining whether the Fund should offer to repurchase Shares, the Board will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business, and economic factors. No shareholder has the right to require the Fund to redeem their shares.

Subject to the considerations described above, the aggregate value of Shares to be repurchased at any time will be determined by the Board in its sole discretion, and such amount may be stated as a percentage of the value of the Fund’s outstanding Shares. Therefore, the Fund may determine not to conduct a tender offer at a time that the Fund normally conducts a tender offer. The Fund may also elect to repurchase less than the full amount that a shareholder requests to be repurchased. If a tender offer is oversubscribed by shareholders who tender Shares, the Fund may extend the tender offer, repurchase a pro rata portion of the Shares tendered, or take any other action permitted by applicable law. The Fund may cause the repurchase of a shareholder’s Shares if, among other reasons, the Fund determines that such repurchase would be in the interest of the Fund.

In certain circumstances the Board may determine not to conduct a tender offer, or to conduct a tender offer of less than 5% of the Fund’s net assets. In particular (but without limiting the wide discretion of the Board), during periods of financial market stress, the Board may determine that some or all of the Fund’s investments cannot be liquidated at their fair value, making a determination not to conduct tender offers more likely.

Repurchase of Shares

If the Board determines that the Fund will conduct a tender offer to repurchase Shares, written notice will be provided to shareholders that describes the commencement date of the tender offer, specifies the date on which repurchase requests must be received by the Fund, and will contain other terms and information that shareholders should consider in deciding whether and how to participate in such repurchase opportunity.

The Fund generally expects to repurchase its Shares with cash, although it reserves the ability to issue payment for the repurchase of Shares through a distribution of portfolio securities. The Fund does not generally expect to distribute securities as payment for repurchased Shares except in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund or the shareholders, or if the Fund has received distributions and/or proceeds from its investments in the form of securities that are transferable to shareholders. Securities which are distributed in kind in connection with a repurchase of Shares may be illiquid. Any in-kind distribution of securities will be valued in accordance with the Fund’s valuation procedures and will be distributed to all tendering shareholders on a proportional basis.

Each shareholder whose Shares have been accepted for repurchase will continue to be a shareholder of the Fund until the valuation date for the tender offer (and thereafter if the shareholder retains Shares following such repurchase) and may exercise its voting rights with respect to the repurchased Shares until the valuation date for the tender offer. Moreover, the account maintained in respect of a shareholder whose Shares have been accepted for repurchase will be adjusted for the net profits or net losses of the Fund through the valuation date, and such shareholder’s account will not be adjusted for the amount withdrawn, as a result of the repurchase, prior to the valuation date.

Payments in cash for repurchased Shares may require the Fund to liquidate certain Fund investments earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Fund also may need to maintain higher levels of cash or borrow money to pay repurchase requests in cash. Such a practice could increase the Fund’s operating expenses and impact the ability of the Fund to achieve its investment objective.

Following the commencement of an offer to repurchase Shares, subject to conditions specified in the offer provided to shareholder, the Fund may suspend, postpone or terminate such offer upon the determination of a majority of the Board, including a majority of the Independent Trustees; provided that such conditions are objectively verifiable and outside the control of the Fund or its agents or affiliates. Shareholders have the right to withdraw their written tenders after the expiration of 40 business days from the commencement of the offer, if not yet accepted by the Fund for payment.

The Fund currently intends, under normal market conditions, to provide payment with respect to the repurchase offer proceeds within 65 days of the valuation date and, in any event, within the time period required by applicable SEC rules and the tender offer materials. The Board has discretion to hold back a portion of the amount due to tendering shareholders, which will not exceed 5% of the total amount due to such shareholders. In such event, the second and final payment for the balance due will be paid no later than thirty calendar days after the completion of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s net asset value as of the valuation date for the tender offer.

A 2.00% Early Repurchase Fee may be charged by the Fund with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one-year anniversary of the shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in - first out” basis. Therefore, Shares repurchased will be deemed to have been taken from the earliest purchase of Shares by such shareholder (adjusted for subsequent net profits and net losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares by such shareholder (adjusted for subsequent net profits and net losses) until such Shares are repurchased. An Early Repurchase Fee payable by a shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interest of the Fund.

Other than the Early Repurchase Fee, the Fund does not presently intend to impose any charges on the repurchase of Shares.

A shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000. Such minimum ownership requirement may be waived by the Board, in its sole discretion. If such requirement is not waived by the Board, the Fund may redeem all of the shareholder’s Shares. To the extent a shareholder seeks to tender all of the Shares they own and the Fund repurchases less than the full amount of Shares that the shareholder requests to have repurchased, the shareholder may maintain a balance of Shares of less than $10,000 following such Share repurchase.

In the event that the Adviser or any of its affiliates holds Shares in its capacity as a shareholder, such Shares may be tendered for repurchase in connection with any tender offer made by the Fund, without notice to the other shareholders.

The repurchase of Shares is subject to regulatory requirements imposed by the SEC. The Fund’s repurchase procedures are intended to comply with such requirements. However, in the event that the Board determines that modification of the repurchase procedures described above is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate.

Transfer Restrictions

Shares may be transferred only:

(1)	by operation of law as a result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the shareholder; or

(2)	under certain limited circumstances, with the consent of the Board or its delegate (which may be withheld in the Board’s or its delegate’s sole and absolute discretion).

In subscribing for Shares, a shareholder agrees to indemnify and hold harmless the Fund, the Board, the Adviser, each other shareholder and any of their affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of, or arising from, any transfer made by that shareholder in violation of these provisions or any misrepresentation made by that shareholder or a substituted shareholder in connection with any such transfer.

DISTRIBUTIONS AND DIVIDEND REINVESTMENT PLAN

The Fund intends to qualify annually as a RIC under the Code and intends to distribute at least 90% of its investment company taxable income to its shareholders. For any distribution, the Fund will calculate each shareholder’s specific distribution amount for the period using record and declaration dates. From time to time, the Fund may also pay special interim distributions in the form of cash or Shares at the discretion of the Board.

The Fund cannot guarantee that it will make distributions. The Fund may finance its cash distributions to shareholders from any sources of funds available to it, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets (including fund investments), non-capital gains proceeds from the sale of assets (including fund investments), dividends or other distributions paid to the Fund on account of preferred and common equity investments by the Fund in Portfolio Funds and/or Co-Investments and expense reimbursements from the Adviser. The Fund has not established limits on the amount of funds it may use from available sources to make distributions. The repayment of any amounts owed to the Adviser or its affiliates will reduce future distributions to which you would otherwise be entitled.

Each year a statement on IRS Form 1099-DIV (or successor form), identifying the character (e.g., as ordinary dividend income, qualified dividend income or long-term capital gain) of the distributions, will be mailed to shareholders. The Fund’s distributions may exceed its earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. As a result, a portion of the distributions the Fund makes may represent a return of capital for U.S. federal tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from the Fund’s investment activities and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to the Adviser. See “U.S. Federal Income Tax Matters” for more information. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.

Shareholders will automatically have all distributions reinvested in Shares issued by the Fund in accordance with the Fund’s dividend reinvestment plan unless an election is made to receive cash.

Each shareholder whose Shares are registered in its own name will automatically be a participant under the dividend reinvestment plan established by the Fund (the “DRIP”). Pursuant to the DRIP, the Fund’s distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of Shares of the Fund held by such shareholder. The Fund expects to coordinate distribution payment dates so that the same net asset value that is used for the quarterly closing date immediately preceding such distribution payment date will be used to calculate the purchase net asset value for purchasers under the DRIP. Shares issued pursuant to the DRIP will have the same voting rights as Shares acquired by subscription to the Fund.

A shareholder who does not wish to have distributions automatically reinvested may terminate participation in the DRIP at any time by written instructions to that effect to the Administrator. Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid to the shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by the Administrator 30 days prior to the record date of the distribution or the shareholder will receive such distribution in Shares through the DRIP. Under the DRIP, distributions to shareholders are automatically reinvested in full and fractional Shares as described below.

When the Fund declares a distribution, the Administrator, on the shareholder’s behalf, will receive additional authorized Shares either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s net asset value per Share for the relevant class of Shares.

The Administrator will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Administrator will hold Shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those Shares purchased pursuant to the DRIP.

In the case of shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the DRIP, The Administrator will administer the DRIP on the basis of the number of Shares certified from time to time by the record shareholder as representing the total amount of Shares registered in the shareholder’s name and held for the account of beneficial owners participating under the DRIP.

Neither the Administrator nor the Fund will have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRIP, nor will they have any duties, responsibilities or liabilities except such as expressly set forth herein. In addition, neither of them will be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends. The Fund may elect to make non-cash distributions to shareholders. Such distributions are not subject to the DRIP, and all shareholders, regardless of whether or not they are participants in the DRIP, will receive such distributions in additional Shares of the Fund.

The Fund reserves the right to amend or terminate the DRIP. There is no direct service charge to participants with regard to purchases under the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants.

All correspondence concerning the DRIP should be directed to the Fund c/o Ultimus Fund Solutions, LLC, Via Regular Mail: P.O. Box 46707, Cincinnati, Ohio 45246 or Via Overnight Mail: 225 Pictoria Dr., Suite 450, Cincinnati, OH 45246. Certain transactions can be performed by calling the toll-free number 844-241-8667.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund was organized as a statutory trust under the laws of the State of Delaware on September 22, 2025.

The Fund’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares.

The Fund and the Adviser have received exemptive relief from the SEC to permit the Fund to issue multiple classes of shares with different sales loads and ongoing shareholder servicing and/or distribution fees. Shares of each class of the Fund represent an equal pro rata interest in the Fund and, generally, have identical voting, distribution, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (i) each class has a different designation; (ii) each class of Shares bears any class-specific expenses; and (iii) each class will have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and will have exclusive voting rights on any matter submitted to shareholders that relates solely to that class. The estimated fees and expenses for each class of Shares are set forth in “Summary of Fees and Expenses.”

Any additional offerings of classes of Shares will require approval by the Board. Any additional offering of classes of Shares will also be subject to the requirements of the 1940 Act, which provides that such Shares may not be issued at a price below the then-current net asset value, except in connection with an offering to existing holders of Shares or with the consent of a majority of the Fund’s common shareholders.

The following table shows the amounts of the Fund’s Shares that have been authorized and are outstanding as of June 1, 2026.

Title of Class	Amount Authorized	Amount Outstanding
Class A Shares	Unlimited	None
Class D Shares	Unlimited	3,334.000
Class I Shares	Unlimited	7,323,445.622
Class S Shares	Unlimited	12,036,607.233

ANTI-TAKEOVER AND OTHER PROVISIONS IN THE DECLARATION OF TRUST

Shares of Beneficial Interest

The Declaration of Trust authorizes the Fund’s issuance of an unlimited number of shares of beneficial interest. There is currently no market for the Shares, and it is not expected that a market for the Shares will develop in the foreseeable future. Pursuant to the Declaration of Trust and as permitted by Delaware law, shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized for profit under the General Corporation Law of the State of Delaware, as amended (the “DGCL”) and therefore generally will not be personally liable for debts or obligations of the Fund.

Shares

Under the terms of the Declaration of Trust, all shares, when consideration for shares is received by the Fund, will be fully paid and nonassessable. Distributions may be paid to shareholders if, as and when authorized and declared by the Board. Shares will have no preference, preemptive, appraisal, conversion, exchange or redemption rights. The Declaration of Trust provides that the Board shall have the power to repurchase Shares. In the event of the Fund’s dissolution, after the Fund pays or adequately provides for the payment of all claims and obligations of the Fund, and upon the receipt of such releases, indemnities and refunding agreements deemed necessary by the Board, each share will be entitled to receive, according to its respective rights, a pro rata portion of the Fund’s assets available for distribution for the applicable class, subject to any preferential rights of holders of the Fund’s outstanding preferred shares, if any. Each whole share will be entitled to one vote as to any matter on which it is entitled to vote and each fractional share will be entitled to a proportionate fractional vote. Shareholders shall be entitled to vote on all matters on which a vote of shareholders is required by the 1940 Act, the Declaration of Trust or a resolution of the Board. There will be no cumulative voting in the election or removal of Trustees. Under the Declaration of Trust, the Fund is not required to hold annual meetings of shareholders. The Fund only expects to hold shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the Board.

Preferred Shares and Other Securities

The Declaration of Trust provides that the Board may, subject to the Fund’s investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than common shares of beneficial interest (including preferred shares, debt securities or other senior securities), by action of the Board without the approval of shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit.

Preferred shares could be issued with rights and preferences that would adversely affect shareholders. Preferred shares could also be used as an anti-takeover device. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance of preferred shares and before any distribution is made with respect to the shares and before any purchase of shares is made, the aggregate involuntary liquidation preference of such preferred shares together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of the Fund’s total assets after deducting the amount of such distribution or purchase price, as the case may be; and (ii) the holders of preferred shares, if any are issued, must be entitled as a class to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred shares. The Fund does not plan to issue preferred shares within twelve months of the effectiveness of its registration statement.

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses

Pursuant to the Declaration of Trust, Trustees and officers of the Fund will not be subject in such capacity to any personal liability to the Fund or shareholders, unless the liability arises from bad faith, willful misfeasance, gross negligence or reckless disregard for the Trustee’s or officer’s duty.

Except as otherwise provided in the Declaration of Trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense or disposition of any action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Trustee or officer of the Fund. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position. The Fund will provide indemnification to Trustees and officers prior to a final determination regarding entitlement to indemnification as described in the Declaration of Trust.

The Fund has entered into the Investment Advisory Agreement with the Adviser. The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, the Adviser is not liable for any error of judgment or mistake of law or for any loss the Fund suffers.

Pursuant to the Declaration of Trust, the Fund will advance the expenses of defending any action for which indemnification is sought if the Fund receives a written undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund unless it is subsequently determined that the indemnitee is entitled to such indemnification.

Number of Trustees; Appointment of Trustees; Vacancies; Removal

The Declaration of Trust provides that the number of Trustees shall be no less than one and no more than fifteen, as determined in writing by a majority of the Trustees then in office. As set forth in the Declaration of Trust, a Trustee’s term of office shall continue until his or her death, resignation or removal. Subject to the provisions of the 1940 Act, individuals may be appointed by the Trustees at any time to fill vacancies on the Board by the appointment of such persons by a majority of the Trustees then in office. Each Trustee shall hold office until his or her successor shall have been appointed pursuant to the Declaration of Trust. To the extent that the 1940 Act requires that Trustees be elected by shareholders, any such Trustees will be elected by a plurality of all shares voted at a meeting of shareholders at which a quorum is present.

The Declaration of Trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the Declaration of Trust) with or without cause by an action adopted by the majority of the then Trustees.

Action by Shareholders

The Declaration of Trust provides that shareholder action can be taken only at a meeting of shareholders or by unanimous written consent of shareholders in lieu of a meeting. Subject to the 1940 Act, the Declaration of Trust or a resolution of the Board specifying a greater or lesser vote requirement, the affirmative vote of a majority of shares present in person or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the shareholders with respect to any matter submitted to a vote of the shareholders.

Amendment of Declaration of Trust and Bylaws

Subject to the provisions of the 1940 Act, pursuant to the Declaration of Trust, the Board may amend the Declaration of Trust without any vote of shareholders. Pursuant to the Declaration of Trust and bylaws, the Board has the exclusive power to amend or repeal the bylaws or adopt new bylaws at any time.

No Appraisal Rights

In certain extraordinary transactions, some jurisdictions provide the right to dissenting shareholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. The Declaration of Trust provides that Shares shall not entitle shareholders to appraisal rights.

Conflict with Applicable Laws and Regulations

The Declaration of Trust provides that if and to the extent that any provision of the Declaration of Trust conflicts with any provision of the 1940 Act, the provisions under the Code applicable to the Fund as a RIC or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Declaration of Trust; provided, however, that such determination shall not affect any of the remaining provisions of the Declaration of Trust or affect the validity of any action taken or omitted to be taken prior to such determination.

Exclusive Delaware Jurisdiction

Under the Declaration of Trust, any claims related to the Fund, except claims brought under the federal securities laws, must be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, unless the Fund, in its sole discretion, consents in writing to an alternative forum. As a result of this exclusive jurisdiction provision, shareholders may be required to bring suit in an inconvenient and less favorable jurisdiction. Further, under this provision, those bound by the Declaration of Trust, including shareholders of the Fund, waive any and all rights to trial by jury.

Anti-Takeover Provisions

State law, the Fund’s governing documents and bylaws contain provisions that may discourage, delay or make more difficult a change in control of the Fund or the removal of the Fund’s trustees. These measures may have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, increasing the expenses of the Fund, and depriving the shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund.

U.S. FEDERAL INCOME TAX MATTERS

This section summarizes some of the U.S. federal income tax consequences to U.S. persons of investing in the Fund; the consequences under other tax laws and to non-U.S. shareholders may differ. Shareholders should consult their tax advisors as to the possible application of federal, state, local or non-U.S. income tax laws. This summary is based on the Code, U.S. Treasury regulations, and other applicable authority, all as of the date of this prospectus. Please see the Statement of Additional Information for additional information regarding the tax aspects of investing in the Fund.

Taxation of the Fund

Taxation of RICs in General

The Fund intends to elect to be treated, and intends to qualify annually, as a RIC. As a RIC, the Fund generally will not have to pay corporate-level U.S. federal income taxes on any income that it distributes to shareholders.

Gross Income and Asset Tests

To qualify as a RIC in any tax year, the Fund must, among other things, satisfy both an income composition test and an asset composition test. The Fund will qualify as a RIC if (i) at least 90% of the Fund’s gross income for such tax year consists of dividends; interest; payments with respect to certain securities loans; gains from the sale or other disposition of stock, securities or foreign currencies, other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies; and net income derived from interests in “qualified publicly-traded partnerships” (such income, “Qualifying RIC Income”) and (ii) each of the Fund’s holdings are diversified so that, at the end of each quarter of such tax year, (a) at least 50% of the value of each of the Fund’s total assets is represented by cash and cash equivalents, securities of other RICs, U.S. government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Fund’s total assets is invested (x) in securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses or (y) in the securities of one or more “qualified publicly-traded partnerships” (the “Asset Diversification Tests”).

The Fund’s share of income derived from a partnership other than a “qualified publicly-traded partnership” will be treated as Qualifying RIC Income only to the extent that such income would have constituted Qualifying RIC Income if derived directly by the Fund. A “qualified publicly-traded partnership” is generally defined as an entity that is treated as a partnership for U.S. federal income tax purposes if (i) interests in such entity are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (ii) less than 90% of its gross income for the relevant tax year consists of Qualifying RIC Income. The Code provides that the Treasury Department may by regulation exclude from Qualifying RIC Income foreign currency gains that are not directly related to the RIC’s principal business of investing in stock or securities (or options and futures with respect to stock or securities).

For purposes of testing whether the Fund satisfies the Asset Diversification Tests, the Fund generally is treated as owning a pro rata share of the underlying assets of a partnership that is not a “qualified publicly-traded partnership.” However, the rules are not entirely clear on certain aspects of a fund investing through partnerships, including certain dedicated feeder vehicles, and the Fund’s investing through dedicated feeder vehicles could adversely affect the Fund’s ability to meet the Asset Diversification Tests.

Annual Distribution Requirements

In addition, in order to qualify for and maintain RIC tax treatment, the Fund must distribute on a timely basis with respect to each tax year dividends of an amount at least equal to the sum of 90% of its “investment company taxable income,” determined without regard to any deduction for dividends paid, and 90% of its net tax-exempt interest income for such tax year. If the Fund qualifies as a RIC and satisfies this distribution requirement, the Fund generally will not be subject to U.S. federal income tax on its “investment company taxable income” and net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes. In general, a RIC’s “investment company taxable income” for any tax year is its taxable income, determined without regard to net capital gains and with certain other adjustments. The Fund intends to distribute all or substantially all of its “investment company taxable income,” net tax-exempt interest income (if any) and net capital gains on an annual basis. Any taxable income, including any net capital gains that the Fund does not distribute in a timely manner, would be subject to U.S. federal income tax at regular corporate rates.

As a RIC, the Fund is subject to a nondeductible 4% U.S. federal excise tax on certain undistributed amounts in respect of each calendar year, referred to herein as the “4% U.S. federal excise tax”. In order to avoid the 4% U.S. federal excise tax, the Fund must distribute in respect of each calendar year dividends of an amount at least equal to the sum of (i) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gain net income (adjusted for certain ordinary losses) for the one-year period ending on October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For purposes of determining whether the Fund has met this distribution requirement, the Fund will be deemed to have distributed any income or gains on which it has been subject to U.S. federal income tax. However, any distribution declared by the Fund in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for U.S. federal income tax purposes as if it had been paid on December 31 of the calendar year in which the distribution was declared. The Fund intends generally to endeavor each year to avoid the imposition of the 4% U.S. federal excise tax, but there can be no assurance in this regard.

If the Fund utilizes leverage through the issuance of preferred shares or borrowings, it will be prohibited from declaring a distribution or dividend if it would fail the applicable asset coverage test(s) under the 1940 Act after the payment of such distribution or dividend. In addition, certain covenants in credit facilities or indentures may impose greater restrictions on the Fund’s ability to declare and pay dividends on its stock. Limits on the Fund’s ability to pay dividends on its stock may prevent the Fund from meeting the distribution requirements described above and, as a result, may affect the Fund’s status as a RIC and subject the Fund to the 4% U.S. federal excise tax. If the Fund is precluded from making distributions on its stock because of any applicable asset coverage requirements, the terms of preferred shares (if any) may provide that any amounts so precluded from being distributed, but required to be distributed for the Fund to meet the distribution requirements for qualification as a RIC, will be paid to the holders of preferred stock as a special distribution. This distribution can be expected to decrease the amount that holders of preferred stock would be entitled to receive upon redemption or liquidation of such preferred stock.

If the Fund fails to qualify as a RIC or fails to satisfy the 90% distribution requirement in any tax year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gains, even if such income were distributed, and all distributions out of earnings and profits would be taxed as ordinary dividend income. Such distributions generally would be eligible for the dividends-received deduction in the case of corporate shareholders and may be eligible to be qualified dividend income for non-corporate shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (any of which could be subject to interest charges) before re-qualifying for taxation as a RIC. If the Fund fails to satisfy either the income test or asset diversification test described above, in certain cases, however, the Fund may be able to avoid losing its status as a RIC by timely providing notice of such failure to the IRS, curing such failure and possibly paying an additional tax or penalty.

The remainder of this discussion assumes that the Fund will qualify and maintain its qualification as a RIC and has satisfied the distribution requirements described above.

Taxation of Investments

Certain of the Fund’s investments are expected to be subject to special U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower-taxed long-term capital gains into higher-taxed short-term capital gains or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss, the deductibility of which is more limited, (iv) adversely affect when a purchase or sale of stock or securities is deemed to occur, (v) adversely alter the intended characterization of certain complex financial transactions, (vi) cause the Fund to recognize income or gain without a corresponding receipt of cash and (vii) produce income that will not constitute Qualifying RIC Income. The application of these rules could cause the Fund to be subject to U.S. federal income tax or the 4% U.S. federal excise tax and, under certain circumstances, could affect the Fund’s status as a RIC.

The Fund may form one or more subsidiaries (“Blocker Subsidiaries”) in one or more jurisdictions to hold interests in certain of its portfolio companies to permit the Fund to continue to meet the qualification for taxation as a RIC. Entities such as Blocker Subsidiaries are typically organized as corporations or as limited liability companies or partnerships that elect to be taxed as corporations for U.S. federal income tax purposes and hold certain investments in pass-through tax entities (such as partnership interests or limited liability company interests) the gross revenue from which would be “bad income” for purposes of RIC qualification. The Fund may not invest more than 25% of its total assets in the shares of a Blocker Subsidiary. A U.S. Blocker Subsidiary will be subject to federal corporate income tax (as well as applicable state and local tax), and a non-U.S. Blocker Subsidiary may be subject to entity-level tax in the jurisdictions where it is formed, organized, or operates. A Blocker Subsidiary’s distributions of its after-tax earnings to the Fund will be “good income” for RIC qualification purposes, and will be treated as qualified dividend income (for non-corporate shareholders) and as eligible for the dividends received deduction (for corporate shareholders), or as returns of capital.

Investments in Non-U.S. Corporations

The Fund may invest in one or more non-U.S. corporations treated as “passive foreign investment companies” for U.S. federal income tax purposes (“PFICs”). In general, a non-U.S. corporation will be treated as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income” or (ii) 50% of the average quarterly value of its assets produce or are held for the production of passive income. Passive income includes, among other things, dividends, interest and rental income not treated as earned in connection with the active conduct of a trade or business.

The Fund could be subject to adverse tax rules with respect to (i) “excess distributions” from a PFIC and (ii) any gain from a sale or other disposition by the Fund of an interest in a PFIC. Excess distributions are distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the Fund’s holding period with respect to the PFIC shares. Under these tax rules, (i) the excess distribution or gain will be allocated ratably over the Fund’s holding period with respect to the PFIC shares; (ii) the amount allocated to the current taxable year will be treated as ordinary income; and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and an interest charge (at the rate generally applicable to underpayments of tax due in such year) will be imposed on the resulting tax attributable to each such year. The interest charge can apply even if the PFIC income or gain is distributed as a taxable dividend by the Fund to its shareholders.

The Fund will be subject to different rules than those described above if a timely Qualified Electing Fund (“QEF”) election is made with respect to a PFIC. Generally, a QEF election is made with the filing of a U.S. shareholder’s U.S. federal income tax return for the first taxable year that it is treated as holding the PFIC’s shares. If the Fund timely makes a QEF election, it generally will be required in each taxable year to include in gross income (i) its share of the PFIC’s ordinary earnings as ordinary income, and (ii) its share of the PFIC’s net capital gain as long term capital gain, in each case, regardless of whether such amounts are distributed by the PFIC. The Fund’s tax basis with respect to the PFIC shares will be increased to reflect such QEF inclusions, and subsequent distributions are not again subject to U.S. federal income tax (although non-taxable distributions will reduce the Fund’s tax basis with respect to the PFIC shares).

The ability of the Fund to make a QEF election with respect to a PFIC directly or indirectly held by the Fund will depend on the Fund’s ability to obtain annual information from the PFIC as to its ordinary income and net capital gain, computed in accordance with U.S. federal income tax principles. No assurances can be given that the Fund will be able to obtain the information necessary to make a QEF election with respect to any PFIC held by the Fund. If the Fund owns directly, indirectly or by attribution 10% or more of the interests (by vote or value) in a non-U.S. corporation, the Fund may be subject to the Controlled Foreign Corporation (“CFC”) rules rather than the PFIC rules.

U.S. Taxable Investors are strongly urged to consult with their tax advisors with respect to the PFIC and/or CFC rules before investing in the Fund.

Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income with respect to PFIC stock, as well as subject the Fund itself to tax on certain income from PFIC stock, the amount that must be distributed to the Fund’s shareholders, and which will be taxed to such shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not invest in equity interests in a PFIC. Note that distributions from a PFIC are not eligible for the reduced rate of tax on distributions of “qualified dividend income” as discussed below.

If the Fund is treated as receiving a deemed distribution from a CFC, the Fund will be required to include such distribution in its investment company taxable income regardless of whether it receives any actual distributions from such CFC, and such income will be taken into account for purposes of the Fund’s annual distribution requirement and the 4% U.S. federal excise tax. If the Fund acquires a 10% or lesser interest in a CFC that is also treated as a PFIC, the Fund will be required to treat the foreign corporation as a PFIC for U.S. federal income tax purposes.

Foreign Taxes

Income received by the Fund from sources outside the United States may be subject to withholding and other taxes imposed by such countries, thereby reducing income available to the Fund. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. The Fund generally intends to conduct its investment activities to minimize the impact of foreign taxation, but there is no guarantee that the Fund will be successful in this regard.

Taxation of U.S. Investors

Distributions

Distributions of the Fund’s ordinary income and net short-term capital gains will, except as described below with respect to distributions of “qualified dividend income,” generally be taxable to shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions (or deemed distributions, as described below), if any, of net capital gains will be taxable as long-term capital gains, regardless of the length of time a shareholder has owned the Fund’s stock. The ultimate tax characterization of the Fund’s distributions made in a tax year cannot be determined until after the end of the tax year. As a result, the Fund may make total distributions during a tax year in an amount that exceeds the current and accumulated earnings and profits of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a shareholder as a return of capital that will be applied against and reduce the shareholder’s basis in its stock. To the extent that the amount of any such distribution exceeds the shareholder’s basis in its stock, the excess will be treated as gain from a sale or exchange of stock. Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional stock.

Distributions made by the Fund to a corporate shareholder will qualify for the dividends-received deduction only to the extent that the distributions consist of qualifying dividends received by the Fund. In addition, any such dividends-received deduction will be disallowed or reduced if the corporate shareholder fails to satisfy certain requirements, including a holding period requirement, with respect to its stock.

Distributions of “qualified dividend income” to an individual or other non-corporate shareholder will be treated as “qualified dividend income” to such shareholder and will be taxed at long-term capital gain rates, provided the shareholder satisfies the applicable holding period and other requirements. “Qualified dividend income” generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria.

To the extent the Fund receives dividends from REITs that constitute qualified REIT dividends, the Fund may report all or a portion of such dividends as Section 199A dividends. A shareholder that is an individual or other non-corporate taxpayer generally may deduct up to 20% of the aggregate amount of Section 199A dividends reported by the Fund for the taxable year, subject to certain limitations and holding period requirements.

To the extent the Fund elects under the applicable provisions of the Code to retain its net capital gains, shareholders will be treated as having received, for U.S. federal income tax purposes, the Fund’s undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by the Fund on such retained capital gains. A shareholder will increase its adjusted tax basis in stock by the difference between its allocable share of such retained capital gain and its share of the tax paid by the Fund.

If a person acquires stock shortly before the record date of a distribution, the price of the stock will include the value of the distribution, and the person will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment in such stock.

Distributions paid by the Fund generally will be treated as received by a shareholder at the time the distribution is made. However, the Fund may, under certain circumstances, elect to treat a distribution that is paid during the following tax year as if it had been paid during the tax year in question. If the Fund makes such an election, the shareholder will still be treated as receiving the distribution in the tax year in which the distribution is made. However, any distribution declared by the Fund in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for U.S. federal income tax purposes as if it had been received by shareholders on December 31 of the calendar year in which the distribution was declared.

The IRS currently requires that a RIC that has two or more classes of stock allocate to each class proportionate amounts of each type of its income (such as ordinary income, capital gains and dividends qualifying for the dividends-received deduction) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Fund issues preferred shares, the Fund intends to allocate capital gain distributions and distributions qualifying for the dividends-received deduction, if any, between its stock and preferred stock in proportion to the total distributions paid to each class with respect to such tax year.

Shareholders will be notified annually, as promptly as practicable after the end of each calendar year, as to the U.S. federal income tax status of distributions and shareholders receiving distributions in the form of additional stock will receive a report as to the NAV of such stock.

Sale or Exchange of Stock

A shareholder holding stock as capital assets generally will recognize capital gain or loss on the sale or other disposition of such stock. The amount of the gain or loss will be equal to the difference between the amount received for stock and the shareholder’s adjusted tax basis in the relevant stock. Such gain or loss generally will be a long-term capital gain or loss if the shareholder has held such stock for more than one year. Otherwise, the gain or loss will be classified as short-term capital gain or loss. However, losses realized by a shareholder on the sale or exchange of stock held for six months or less will be treated as long-term capital losses to the extent of any distribution of long-term capital gains received (or deemed received, as discussed above) with respect to such stock. In addition, no loss will be allowed on a sale or other disposition of stock if the shareholder acquires (including through reinvestment of distributions or otherwise) stock, or enters into a contract or option to acquire stock, within 30 days before or after any disposition of such stock at a loss. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Under current law, net capital gains recognized by non-corporate shareholders are generally subject to U.S. federal income tax at lower rates than the rates applicable to ordinary income.

The repurchase or transfer of stocks may result in a taxable gain or loss to the tendering shareholder. Different tax consequences may apply for tendering and non-tendering shareholders in connection with a tender offer. For example, if a shareholder does not tender all of his or her stock, such repurchase may not be treated as an exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering shareholders. On the other hand, shareholders who tender all of their stock (including stock deemed owned by shareholders under constructive ownership rules) will be treated as having sold their stock and generally will realize a capital gain or loss.

In general, individual U.S. Taxable Investors currently are generally subject to a maximum U.S. federal income tax rate of 20% (depending on whether the shareholder’s income exceeds certain threshold amounts) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in the Fund’s stock. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. Taxable Investors currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate shareholders with net capital losses for a tax year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each tax year. Any net capital losses of a non-corporate shareholder in excess of $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate shareholders generally may not deduct any net capital losses for a tax year, but may carry back such losses for three tax years or carry forward such losses for five tax years.

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of stock) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. U.S. persons that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of their investment in the Fund.

The Fund (or if a U.S. Investor holds stocks through an intermediary, such intermediary) will send to each of its U.S. Investors a notice reporting the amounts includible in such U.S. Investor’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal income tax status of each year’s distributions generally will be reported to the IRS, including the amount of distributions, if any, eligible for the preferential maximum rate. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Investor’s particular situation.

Under Treasury Regulations, if a shareholder recognizes losses with respect to stock of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Reporting of adjusted cost basis information is required for covered securities, which generally include stock of a RIC, to the IRS and to taxpayers. The Fund has chosen the First-In, First-Out (FIFO) method as its default tax lot identification method for all shareholders. The Fund will use this method to report the sale of covered shares on a shareholder’s Consolidated Form 1099 if the shareholder does not select a specific tax lot identification method. Subject to certain limitations, a shareholder may choose a method other than the Fund’s default method at the time of purchase or upon the repurchase of Fund shares. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

Federal and State Income Tax Withholding (IRAs and Other Retirement Accounts)

Repurchase or tender proceeds from IRAs and other retirement accounts may be subject to federal income tax withholding and, where applicable, state income tax withholding. Federal income tax generally will be withheld from IRA distributions unless the shareholder elects otherwise on the applicable request form. If no withholding election is made, withholding will be applied in accordance with applicable law and IRS rules. State income tax withholding may also apply depending on the shareholder’s state of residence and applicable state law. Withholding is not a determination of the shareholder’s actual tax liability.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with payments on stock and the proceeds from a sale or other disposition of stock of the Fund. A shareholder may be subject to backup withholding on all such payments if it fails to provide the payor with its correct taxpayer identification number (generally on an IRS Form W-9) and to make required certifications or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against the applicable shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Other Taxes

The Fund may be subject to state and local taxes in various jurisdictions, including those in which it transacts business, owns property or resides. In those states or localities, entity-level tax treatment and the treatment of distributions made to shareholders under those jurisdictions’ tax laws may differ from the treatment under the Code. Accordingly, an investment in the stock of the Fund may have tax consequences for shareholders that are different from those of a direct investment in the Fund’s portfolio investments. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

Legislative or Other Actions Affecting RICs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to the Fund or shareholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal income tax laws could adversely affect an investment in the stock of the Fund.

Certain ERISA Considerations

Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to ERISA (an “ERISA Plan”), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, “Benefit Plans”), should consider, among other things, the matters described below before determining whether to invest in a Fund.

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, regulations of the U.S. Department of Labor (the “DOL”) provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, an examination of the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment and the projected return of the total portfolio relative to the ERISA Plan’s funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

Because the Fund is registered as an investment company under the 1940 Act, the Fund’s underlying assets should not be considered to be “plan assets” of the Benefit Plans investing in the Fund for purposes of ERISA’s or the Code’s fiduciary responsibility and prohibited transaction rules.

A Benefit Plan which proposes to invest in the Fund will be required to represent that it, and any fiduciaries responsible for such Benefit Plan’s investments, are aware of and understand the Fund’s investment objective, policies and strategies, that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and the Code, as applicable.

Certain prospective Benefit Plans may currently maintain relationships with the Adviser or one or more Underlying Managers or their affiliates. Each of such persons may be deemed to be a fiduciary of or other party in interest or disqualified person of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA and Section 4975 of the Code prohibit the use of Benefit Plan assets for the benefit of a party in interest or disqualified person (as those terms are defined in ERISA and Section 4975 of the Code, respectively) and also prohibit a Benefit Plan fiduciary from using its position to cause such Benefit Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Benefit Plans should consult with their own counsel and other advisors to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code or is otherwise inappropriate. Fiduciaries of Benefit Plans will be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in the Fund.

Employee benefit plans which are not subject to ERISA may be subject to other rules governing such plans. Fiduciaries of non-ERISA Plans, whether or not subject to Section 4975 of the Code should consult with their own counsel and other advisors regarding such matters.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI and the prospectus is general and may be affected by future publication of regulations and rulings. Benefit Plans should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Interests.

THE FUND’S SALE OF SHARES TO ANY PLAN IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE FUND, THE ADVISER OR ANY OF ITS AFFILIATES, OR BY ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE SHARES, THAT SUCH INVESTMENT BY ANY PLAN MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO PLANS GENERALLY OR TO ANY PARTICULAR PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR FOR ANY PARTICULAR PLAN.

CUSTODIAN

UMB Bank, N.A. serves as the Fund’s custodian.

ADMINISTRATOR AND TRANSFER AGENT

Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, provides administration, fund accounting and transfer agency services to the Fund.

LEGAL MATTERS

Willkie Farr & Gallagher LLP, located at 787 Seventh Avenue, New York, New York 10019, serves as counsel for the Fund.

Certain legal matters in connection with the Shares have been passed upon for the Fund by Richards, Layton & Finger, P.A., One Rodney Square, 920 North King Street, Wilmington, Delaware 19801.

FISCAL YEAR; REPORTS TO SHAREHOLDERS

The Fund’s fiscal year is the 12-month period ending on March 31 and its taxable year is the 12-month period ending on September 30.

The Fund will provide shareholders with an audited annual report and an unaudited semi-annual report within 60 days after the close of the reporting period for which the report is being made, or as otherwise required by 1940 Act.

HOUSEHOLDING

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 844-241-8667 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

LOST SHAREHOLDERS, INACTIVE ACCOUNTS AND UNCLAIMED PROPERTY

Unclaimed property laws may require the Fund or the Transfer Agent to transfer the assets of accounts that are considered abandoned, inactive, or lost due to returned mail to the appropriate state authority. An account may be deemed unclaimed if the shareholder has not initiated any contact or transaction within a time period specified by applicable state law. Before any transfer to the state is made, the Fund or the Transfer Agent will send a due diligence notice to the shareholder, if required by applicable law. In some cases, this process is referred to as escheatment, and shareholders may be required to reclaim the assets from the applicable state’s unclaimed property office. Some states may also require the repurchase or tender of Shares prior to escheatment, and shareholders may only be entitled to receive the cash value at the time of such repurchase. For retirement accounts, such escheatment may be treated as a taxable distribution, and federal and/or state income tax withholding may apply. To help avoid escheatment, shareholders should maintain current contact information and periodically initiate contact with the Fund or the Transfer Agent. Examples of shareholder-initiated contact include written correspondence, telephone inquiries, or initiating a transaction in the account. In accordance with Texas law, residents of the state of Texas may designate a representative to receive required unclaimed property due diligence notifications. A Texas Designation of Representative Form is available for making such an election.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP serves as the independent registered public accounting firm for the Fund and will provide audit services, tax and other audit related services to the Fund.

CAIS SPORTS, MEDIA AND ENTERTAINMENT FUND
PRIVACY NOTICE

PRIVACY NOTICE
FACTS	WHAT DOES CAIS Sports, Media and Entertainment FUND DO WITH YOUR PERSONAL INFORMATION?

Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:
	■	Social Security number	■	Purchase History
	■	Assets	■	Account Balances
	■	Retirement Assets	■	Account Transactions
	■	Transaction History	■	Wire Transfer Instructions
	■	Checking Account Information
When you are no longer our customer, we continue to share your information as described in this notice.

How?	All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons chosen to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does CAIS Sports, Media and Entertainment Fund share?	Can you limit this sharing?
For our everyday business purposes – such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	No	We don’t share
For joint marketing with other financial companies	No	We don’t share
For our affiliates’ everyday business purposes – information about your transactions and experiences	No	We don’t share
For our affiliates’ everyday business purposes – information about your creditworthiness	No	We don’t share
For non-affiliates to market to you	No	We don’t share

Questions?	Call 1 (844) 241-8667

Who we are
Who is providing this notice?	CAIS Sports, Media and Entertainment Fund
What we do
How does CAIS Sports, Media and Entertainment Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does CAIS Sports, Media and Entertainment Fund collect my personal information?	We collect your personal information, for example, when you
	■	Open an account

	■	Provide account information

	■	Give us your contact information

	■	Make deposits or withdrawals from your account
	■	Make a wire transfer
	■	Tell us where to send the money
	■	Tells us who receives the money
	■	Show your government-issued ID
	■	Show your driver’s license
We also collect your personal information from other companies.
Why can’t I limit all sharing?	Federal law gives you the right to limit only
	■	Sharing for affiliates’ everyday business purposes – information about your creditworthiness
	■	Affiliates from using your information to market to you
	■	Sharing for non-affiliates to market to you
State laws and individual companies may give you additional rights to limit sharing.

Definitions
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies.
	■	CAIS Sports, Media and Entertainment Fund does not share with our affiliates.
Non-affiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies
	■	CAIS Sports, Media and Entertainment Fund does not share with non-affiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you.
	■	CAIS Sports, Media and Entertainment Fund does not jointly market.

CAIS SPORTS, MEDIA AND ENTERTAINMENT FUND

Class A Shares

Class D Shares

Class I Shares

Class S Shares

PROSPECTUS

July 29, 2026

Investment Adviser

CAIS Advisors LLC

All dealers that buy, sell or trade the Shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund.

You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted.

CAIS Sports, Media and Entertainment Fund

Statement of Additional Information

July 29, 2026

Class A Shares

Class D Shares

Class I Shares

Class S Shares

CAIS Sports, Media and Entertainment Fund (the “Fund”) is a non-diversified, closed-end management investment company with limited operating history. This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the prospectus (the “Prospectus”) of the Fund dated July 29, 2026, as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into (legally made a part of) this SAI. Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 844-241-8667 or by visiting http://www.caisadvisors.com/sme. The Fund will provide to each person, including any beneficial owner, to whom the Prospectus or SAI is delivered, a copy of any or all information that has been incorporated by reference into the Prospectus or SAI but not delivered with the Prospectus or SAI upon request and without charge by writing to the Fund at C/O Ultimus Fund Solutions, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 or by calling 844-241-8667. Information on the website is not incorporated herein by reference. The Fund’s filings with the SEC also are available to the public on the SEC’s Internet web site at https://www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

References to the Investment Company Act of 1940, as amended (the “1940 Act”), or other applicable law, will include any rules promulgated thereunder and any guidance, interpretations or modifications by the U.S. Securities and Exchange Commission (the “SEC”), SEC staff or other authority with appropriate jurisdiction, including court interpretations, and exemptive, no-action or other relief or permission from the SEC, SEC staff or other authority.

TABLE OF CONTENTS

ADDITIONAL INVESTMENT POLICIES	S-1
MANAGEMENT OF THE FUND	S-3
CONTROL PERSONS AND PRINCIPAL HOLDERS	S-9
INVESTMENT ADVISORY AND OTHER SERVICES	S-10
PORTFOLIO TRANSACTIONS AND BROKERAGE	S-12
ERISA AND CERTAIN OTHER CONSIDERATIONS	S-13
FINANCIAL STATEMENTS	S-14
APPENDIX A CAIS ADVISORS LLC PROXY VOTING	A-1

S-i

ADDITIONAL INVESTMENT POLICIES

The investment objective and the principal investment strategies of CAIS Sports, Media and Entertainment Fund (the “Fund”), as well as the principal risks associated with such investment strategies, are set forth in the Prospectus. The following disclosure supplements the disclosure set forth under the captions “Investment Objective, Policies and Strategies” and “Risk Factors” in the Prospectus and does not, by itself, present a complete or accurate explanation of the matters discussed. Prospective investors also should refer to “Investment Objective, Policies and Strategies” and “Risk Factors” in the Prospectus for a complete presentation of the matters disclosed below.

Fundamental Policies

The Fund’s fundamental policies, which are listed below, may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund. No other policy is a fundamental policy of the Fund, except as expressly stated. At the present time, the Shares are the only outstanding voting securities of the Fund. As defined by the 1940 Act, the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the shareholders of the Fund, duly called, (i) of 67% or more of the Shares represented at such meeting, if the holders of more than 50% of the outstanding Shares are present in person or represented by proxy or (ii) of more than 50% of the outstanding Shares, whichever is less. Within the limits of the fundamental policies of the Fund, the management of the Fund has reserved freedom of action.

The Fund may not:

●	Issue senior securities, except to the extent permitted by the 1940 Act or as otherwise permitted by the SEC.

●	Borrow money, except to the extent permitted by the 1940 Act or as otherwise permitted by the SEC.

●	Underwrite securities of other issuers, except to the extent that the sale of portfolio securities by the Fund may be deemed to be an underwriting or as otherwise permitted by applicable law.

●	Make loans, except to the extent permitted by the 1940 Act or as otherwise permitted by the SEC.

●	Purchase, hold or sell real estate, except to the extent permitted by the 1940 Act or as otherwise permitted by the SEC.

●	Invest in commodities or commodity contracts, except to the extent permitted by the 1940 Act or as otherwise permitted by the SEC.

●	Concentrate its investments in a particular industry or group of industries, as that term is used in the 1940 Act, except to the extent permitted by the 1940 Act or as otherwise permitted by the SEC and except that the Fund will be concentrated in one or more industries within the SME group of industries.

With respect to these investment restrictions and other policies described in this SAI or the Prospectus (except a Fund’s policy on senior securities and borrowings set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. The Fund’s investment policies and restrictions do not apply to the activities and transactions of Portfolio Funds in which assets of the Fund are invested.

The following descriptions of the 1940 Act may assist investors in understanding the above policies and restrictions.

Borrowing. The 1940 Act restricts an investment company from borrowing in excess of one third of its total assets (including the amount borrowed, but excluding temporary borrowings not in excess of 5% of its total assets). Certain trading practices and investments, such as reverse repurchase agreements, may be considered to be borrowings or involve leverage and thus are subject to the 1940 Act restrictions. In accordance with Rule 18f-4 under the 1940 Act, to the extent the Fund engages in reverse repurchase agreements and similar financing transactions, the Fund may either (i) maintain asset coverage of at least 300% with respect to such transactions and any other borrowings in the aggregate, or (ii) treat such transactions as “derivatives transactions” and comply with Rule 18f-4 under the 1940 Act with respect to such transactions. Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.

Commodities. The 1940 Act does not directly restrict an investment company’s ability to invest in commodities or contracts related to commodities, but does require that every investment company have a fundamental investment policy governing such investments. The extent to which the Fund can invest in commodities or contracts related to commodities is set out in the investment strategies and policies described in the Prospectus and this SAI.

Concentration. The SEC staff has defined concentration as investing 25% or more of an investment company’s total assets in any particular industry or group of industries, with certain exceptions such as with respect to investments in obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities. For purposes of the Fund’s concentration policy, the Fund may classify and re-classify companies in a particular industry and define and re-define industries in any reasonable manner, consistent with SEC guidance.

Real Estate. The 1940 Act does not directly restrict an investment company’s ability to invest in real estate or interests in real estate, but does require that every investment company have a fundamental investment policy governing such investments. The Fund may invest in real estate or interests in real estate, securities that are secured by or represent interests in real estate (e.g. mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities, investment funds that invest in real estate through entities that may qualify as Real Estate Investment Trusts (“REITs”), or in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including REITs). The Fund can invest in real estate or interest in real estate to the extent set out in the investment strategies and policies described in the Prospectus and this SAI.

Senior Securities. Senior securities may include any obligation or instrument issued by a fund evidencing indebtedness. The 1940 Act generally prohibits funds from issuing senior securities, although it does provide allowances for certain borrowings, firm commitment and standby commitment agreements. In addition, Rule 18f-4 under the 1940 Act permits the Fund to enter into derivatives transactions, notwithstanding the prohibitions and restrictions on the issuance of senior securities under the 1940 Act, provided that the Fund complies with the applicable conditions of Rule 18f-4.

Underwriting. Under the 1940 Act, underwriting securities involves an investment company purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly.

Lending. Under the 1940 Act, an investment company may only make loans if expressly permitted by its investment policies.

Non-Fundamental Policies

The Fund may change its investment objective, policies, restrictions, strategies, and techniques.

Except as otherwise indicated, the Fund may change its investment objective and any of its policies, restrictions, strategies, and techniques without shareholder approval. The Fund’s investment objective and investment strategies are not fundamental policies of the Fund and may be changed by the Board of the Fund without the vote of a majority (as defined by the 1940 Act) of the Fund’s outstanding Shares.

The Fund’s policy to invest, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in SME Investments (as defined in the Prospectus) is non-fundamental and may be changed by the Board without prior shareholder approval, under certain circumstances, with at least 60 days’ prior written notice to shareholders.

MANAGEMENT OF THE FUND

The Board of Trustees of the Fund (the “Board” and each a “Trustee”) has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The business of the Fund is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Fund’s By-laws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request.

The Board consists of three individuals, each of whom are not deemed to be “interested persons” (as defined under the 1940 Act) of the Fund (“Independent Trustees”). The Board elects the officers of the Fund, who serve at the discretion of the Board. As set forth in the Fund’s Governing Documents, each Trustee’s term of office shall continue until his or her death, resignation or removal. The address of each Trustee is care of the Secretary of the Fund at 527 Madison Avenue, 12th Floor, New York, NY 10022.

Name and Year of Birth	Position(s) held with the Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee*	Other Directorships Held by Trustee During Past 5 Years
Independent Trustees
Richard Arney	Trustee	Since 2025	Member, Unison Midgard REIT LLC, since 2024; Director, Human Interest Advisors LLC (retirement provider), since 2023; Consultant, Second Street LLC (real estate), since 2019; Director Accial Capital Management, Inc. (consumer lending), since 2019; Board Member, Theorem Prime Plus Yield Fund Master LP and Theorem Main Master Fund LP, since 2019; Director, Park Cities Specialty GP LLC, since 2019; Director, The Bitwise 10 Index Offshore Fund, LTD, since 2018; Director, Aziel Ventures Ltd and Volden Ltd (real estate), from 2020 to 2025.	1	None
Joseph Carrier	Trustee	Since 2025	Senior Vice President, Franklin Resources, Inc., from 2020 to 2022; Senior Managing Director, Legg Mason, Inc., from 2008 to 2020.	1	Trustee, CREF Funds (since 2023); Director, Franklin Templeton Investments Ireland (since 2022)
Kevin Mirabile	Trustee	Since 2025	Professor, Fordham University, since 2011.	1	Trustee, Fiera Capital Funds (2018-2023)

*	“Fund Complex” comprises registered investment companies for which the Adviser or an affiliate of the Adviser serves as investment adviser.

Officers

Certain biographical and other information relating to the officers of the Fund is set forth below, including their ages, addresses, positions held, lengths of time served and their principal business occupations during the past five years. The address of each officer is care of the Secretary of the Fund at 527 Madison Avenue, 12th Floor, New York, NY 10022.

Name and Year of Birth	Position held with Fund	Length of Time Served	Principal Occupation During Past 5 Years
Officers Who Are Not Trustees
Neil Blundell 1976	President and Chief Executive Officer	Since 2025	Chief Investment Officer, CAIS Advisors LLC (since June 2024); Managing Director, Head of Investments, CAIS (August 2023 – July 2025); Global Head of Client Solutions and Alternatives, Invesco Investment Solutions (June 2017 – June 2023).
Terrence McCarthy 1983	Chief Financial Officer	Since 2025	Managing Director, Chief Financial Officer, CAIS Advisors LLC (since November 2024); Director, Fund Management, CAIS (September 2022 – November 2024); Vice President, Global Head of Fund Administration, Fiera Capital Inc. (March 2021 – September 2022).
Kent Barnes 1968	Secretary	Since 2025	Vice President and Senior Management Counsel, Ultimus Fund Solutions, LLC (since November 2023); Vice President, U.S. Bancorp Fund Services, LLC (November 2018 to November 2023).
William Kimme 1962	Chief Compliance Officer	Since 2025	Vice President and Senior Compliance Officer of Northern Lights Compliance Services, LLC (since 2011).
Patrick Sivak 1998	Anti-Money Laundering Officer	Since 2025	Compliance Analyst, Ultimus Fund Solutions (since May 2025).

Trustee Qualifications

The following is a summary of the experience, qualifications, attributes and skills of each Trustee that support the conclusion, as of the date of this SAI, that each Trustee should serve as a Trustee of the Fund.

Richard Arney currently serves as an independent director for domestic (Delaware) and offshore (Cayman) investment funds. As a board member, he has maintained proper fiduciary and compliance oversight of over $2B in assets while providing guidance on corporate strategy, distribution, and product management. He has successfully overseen large-scale investment fund launches, restructurings and operational changes, often with significant regulatory scrutiny. Prior to his current role, Rick served on the Corporate Governance and Responsible Investment Committee of BlackRock, setting board governance and proxy voting standards for BlackRock’s multi-trillion-dollar holdings and platform of investment products. Rick also served as BlackRock’s Global Head of Alternatives Distribution and led BlackRock’s hedge fund product strategy, repositioning the firm’s hedge fund platform (27 funds, ~$20B AUM) with new alternative mutual fund launches, fund mergers and liquidations. Finally, Rick served as Head of Investment Strategy for the Global Market Strategies Group, which managed BlackRock’s largest ($10B AUM) hedge fund. Rick has published business and economics research in the Wall Street Journal, Stanford Journal of Economics, and Institutional Investor. He has an Economics BA with honors from Stanford, an MBA from Harvard, and is a Fulbright Scholar.

Joseph Carrier is a seasoned asset management executive with over 40 years of experience in enterprise risk management, treasury, investment operations, internal audit, and regulatory oversight. He most recently served as Senior Vice President of Enterprise Risk Management at Franklin Resources, Inc. (2020–2022), following a 12-year tenure as Senior Managing Director, Chief Risk Officer, and Chief Audit Executive at Legg Mason, Inc. (2008–2020). Earlier in his career, Mr. Carrier held senior roles at T. Rowe Price, including Treasurer and Principal Financial Officer of the T. Rowe Price Mutual Funds and Vice President, Division Head of Investment Operations. He also served as Chairman of the U.S. Asset Management Practice at Coopers & Lybrand LLP (now PricewaterhouseCoopers LLP) and as Assistant Chief Accountant in the Division of Investment Management at the U.S. Securities and Exchange Commission. Mr. Carrier currently serves on the boards of the Franklin Templeton Irish Funds, the College Retirement Equities Fund (CREF), the Cal Ripken, Sr. Foundation, and the University of Maryland Medical Center. He holds a B.A. in Accounting from Loyola University Maryland and is recognized as a Financial Expert and thought leader in the investment management industry.

Kevin Mirabile is a Clinical Professor of Finance at Fordham University. He teaches courses on the principles of finance, investment analysis, derivatives, alternative investing and personal financial planning. He is also the Director of the Alternative Investment Program at the Gabelli School of Business. Prior to becoming an academic, he held several senior executive positions at Morgan Stanley, Barclays Capital and Larch Lane Advisors in securities lending, repo, prime brokerage, futures and options, banking, sales and trading and asset management. He has also served as an independent mutual fund director, an independent wealth management firm advisor and as a consultant providing financial literacy training for Fortune 500 company employees. He is the author of several articles and books on hedge funds and alternative investments and has been quoted in the media and financial press on topics related to market infrastructure, investments and risk. His most recent book, published by Anthem Press, is titled “Exotic Alternative Investments – Stand Alone Characteristics, Unique Risks and Portfolio Effects”. He is also the winner of several awards for teaching excellence, including Poets and Quants Top 50 Best Undergraduate Business School Professors in the U.S for 2021. Mr. Mirabile received his B.S. in Accounting from S.U.N.Y Albany in 1983, M.S. in Banking and Finance from Boston University in 2008 and doctorate in Finance and Economics from PACE University in 2013. He is also a C.P.A. and member of the A.I.C.P.A.

The Trust does not believe any one factor is determinative in assessing a Trustee’s qualifications, but that the collective experience of each Trustee makes them each highly qualified.

Board Leadership Structure

Richard Arney, an Independent Trustee, is the Chair of the Board. Under the Fund’s Governing Documents, the Chair of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Fund policies including (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings. The Fund believes that its Chair, the chair of the Audit Committee, the chair of the Nominating and Governance Committee, and, as an entity, the full Board, provide effective leadership that is in the best interests of the Fund and each shareholder.

Board’s Role in Risk Oversight

The Board performs its risk oversight function primarily through (i) its standing committees, which report to the entire Board and are comprised solely of Independent Trustees, and (ii) active monitoring of the chief compliance officer and the Fund’s compliance policies and procedures. Oversight of other risks is delegated to the committees.

Oversight of the Fund’s investment activities extends to oversight of the risk management processes employed by the Adviser as part of its oversight of day-to-day management of the Fund’s investment activities. The Board anticipates reviewing risk management processes at both regular and special board meetings throughout the year, consulting with appropriate representatives of the Adviser as necessary and periodically requesting the production of risk management reports or presentations. The goal of the Board’s risk oversight function is to ensure that the risks associated with the Fund’s investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the Board’s oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.

The role of the Board in risk oversight is effective and appropriate given the extensive regulation to which the Fund is already subject.

Board Committees

The Board has established two standing committees: the Audit Committee and the Nominating and Governance Committee.

Audit Committee

The Board has an Audit Committee that consists of all the Independent Trustees. The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Fund’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Fund’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Fund’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Trust’s accounting and financial reporting policies and practices and internal controls. Joseph Carrier serves as the chair of the Audit Committee. The Board has determined that Joseph Carrier qualifies as an “audit committee financial expert” as defined in Item 407 of Regulation S-K under the Exchange Act. The Audit Committee operates pursuant to an Audit Committee Charter. During the fiscal period ended March 31, 2026, the Audit Committee met twice.

Nominating and Governance Committee

The Board has a Nominating and Governance Committee that consists of all the Independent Trustees. The Nominating and Governance Committee assists the Board in adopting fund governance practices and meeting certain fund governance standards. The Nominating and Governance Committee operates pursuant to a Nominating and Governance Committee Charter. The Nominating and Governance Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Nominating and Governance Committee reviews all nominations of potential trustees made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating and Governance Committee. The Nominating and Governance Committee meets to consider nominees as is necessary or appropriate. The Nominating and Governance Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. Kevin Mirabile serves as the chair of the Nominating and Governance Committee. During the fiscal period ended March 31, 2026, the Nominating and Governance Committee met once.

Trustee Ownership of Securities

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of December 31, 2025.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Fund Complex
Richard Arney	None	None
Joseph Carrier	None	None
Kevin Mirabile	None	None

As of the date of this SAI, none of the Independent Trustees (or their immediate family members) own beneficially or of record securities of the Adviser, or of an entity (other than a registered investment company) controlling, controlled by or under common control with the Adviser.

Compensation of Trustees

Independent Trustees are entitled to receive annual cash retainer fees in the amount of $15,000 per year and $1,500 per each special meeting of the Board or a committee. The chair of the Board receives an additional $2,500 each year, and the chair of each of the Audit Committee and the Nominating and Governance Committee receives an additional $2,500 each year. None of the executive officers, with the exception of the Chief Compliance Officer, receive compensation from the Fund. The Fund reimburses each of the trustees for all reasonable and authorized business expenses in accordance with the Fund’s policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.

The Fund does not have a bonus, profit sharing, pension or retirement plan.

The following table sets forth the estimated compensation that each of the Trustees is expected to receive for service on the Board of the Fund and the aggregate estimated compensation expected to be paid to them for service on the Board of the Fund and all other funds in the Fund Complex (if any) for the fiscal year ending March 31, 2027, based on the current compensation arrangement described above.

Name of Trustee	Estimated Compensation for Service on the Board of the Fund	Estimated Annual Benefits Upon Retirement	Estimated Total Compensation for Service on the Boards of the Fund and Fund Complex
Richard Arney	$17,500	None	$17,500
Joseph Carrier	$17,500	None	$17,500
Kevin Mirabile	$17,500	None	$17,500

1	For the number of funds from which each Trustee receives compensation see the biographical information chart beginning on page S-3.

Codes of Ethics

Each of the Fund, the Adviser and the Fund’s Distributor has adopted a code of ethics (each, a “Code of Ethics”) under Rule 17j-1 of the 1940 Act. Rule 17j-1 and the Codes of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel in their personal accounts. The Codes of Ethics permit covered personnel, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Covered personnel may engage in personal securities transactions, subject to certain restrictions, and are required to report their personal securities transactions for monitoring purposes. The Code of

Ethics for the Adviser is included as exhibits to the registration statement of which the Statement of Additional Information is incorporated. In addition, the Code of Ethics of the Adviser is available on the EDGAR database on the SEC’s website at http://www.sec.gov. Shareholders may also obtain copies of the Code of Ethics of the Adviser, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

Proxy Voting Policies

Investments in the Portfolio Funds do not typically convey traditional voting rights, and the occurrence of corporate governance or other consent or voting matters for this type of investment is substantially less than that encountered in connection with registered equity securities. On occasion, however, the Fund may receive notices or proposals from the Portfolio Funds seeking the consent of or voting by holders (“proxies”). The Board has delegated any voting of proxies in respect of portfolio holdings to the Adviser to vote the proxies in accordance with the Adviser’s proxy voting guidelines and procedures. Under these policies, the Adviser will vote proxies, amendments, consents or resolutions related to Fund securities in the best interests of the Fund and its shareholders. The Adviser’s proxy voting procedures are included in Appendix B of this SAI. Information regarding how the Adviser voted proxies related to the Fund’s portfolio holdings during the 12-month period ending June 30 will be available, without charge, upon request by calling 844-241-8667, at the Fund’s website at www.caisadvisors.com/sme and on the SEC’s website at www.sec.gov.

CONTROL PERSONS AND PRINCIPAL HOLDERS

Shareholders who beneficially own more than 25% of the outstanding voting securities of the Fund may be deemed to be a “control person” of the Fund for purposes of the 1940 Act. As of June 30, 2026, the Fund did not have any control persons.

No other persons owned of record or beneficially 5% or more of any class of the Fund’s outstanding Shares as of June 30, 2026, except as noted below:

Name	Address	Class	Percentage of Class
CAIS Advisors LLC	527 Madison Avenue, 12th Floor New York, New York 10022	Class D	100%

As of June 30, 2026, the officers and Trustees, as a group, own less than 1% of each class of the Fund’s outstanding Shares.

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

CAIS Advisors, LLC, located at 527 Madison Avenue, 12th Floor, New York, NY 10022, serves as the Fund’s investment adviser. The Adviser is a Delaware limited liability company and is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a wholly owned subsidiary of Capital Integration Systems LLC (“CAIS”). CAIS operates the CAIS Platform, a business-to-business, proprietary, password protected, alternative investment platform, made available exclusively to financial entities and financial professionals (e.g., registered investment advisers, certain family offices, bank & trust companies) that meet the threshold requirements of FINRA Rule 4512(c), as well as broker-dealers. The CAIS Platform is not made available or marketed to retail investors. Through the CAIS Platform, financial entities and financial professionals, primarily derived from the independent wealth management community, gain access to information, education, and third-party due diligence materials regarding a select of range of alternative investment products, primarily managed by third-party asset managers.

Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of the assets of the Fund, will furnish continuously an investment program with respect to the Fund, and will determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund.

In consideration for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a management fee at an annual rate of 0.95%, payable quarterly in arrears based upon the Fund’s net assets, calculated as of the close of business on the last business day of each calendar quarter (including any assets in respect of Shares that will be repurchased as of the end of the quarter). The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

The Investment Advisory Agreement was approved by the Board on September 24, 2025 and by the initial shareholder of the Fund on September 29, 2025 for an initial two-year term. The Investment Advisory Agreement will continue in effect from year to year thereafter so long as such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the Independent Trustees. The Investment Advisory Agreement is terminable without penalty, on 60 days’ prior written notice: by the Board; by vote of a majority of the outstanding voting securities of the Fund; or by the Adviser. The Investment Advisory Agreement also provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules thereunder.

Portfolio Managers

Neil Blundell and Sarah Jiang are the Fund’s portfolio managers and are responsible for the day-to-day investment management of the Fund.

Compensation of the Portfolio Managers

The Adviser’s philosophy on compensation is to provide senior professionals incentives that are tied to both short-term and long-term performance of the Adviser. All investment professionals are salaried. Further, all investment professionals are eligible for a short-term incentive bonus each year that is discretionary and based upon the professional’s performance, as well as the performance of the business. For his or her services to the Fund, each portfolio manager receives a salary, a discretionary bonus, and other benefits that include certain retirement benefits from the Adviser or its affiliates. Each portfolio manager may also be eligible for certain short-term and long-term incentives.

Other Accounts Managed

The following table shows information regarding accounts (other than the Fund) managed by each named portfolio manager as of March 31, 2026.

Neil Blundell

Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	0	$0	0	$0

Sarah Jiang

Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	1	$68,603,781	0	$0

Securities Ownership

As of March 31, 2026, the portfolio managers owned the following amounts in the Fund:

Portfolio Manager	Dollar Range of Equity Securities Owned
Neil Blundell	$100,001–$500,000
Sarah Jiang	$100,001–$500,000

Conflicts of Interest

The Adviser and portfolio managers may manage multiple accounts for multiple clients. In addition to the Fund, these other accounts may include separate accounts, other registered funds and private funds. The Adviser manages potential conflicts between these accounts through its asset allocation policy, internal review processes, and oversight by Trustees and independent third parties. The Adviser has developed an asset allocation policy to ensure that no one client, regardless of type, is intentionally favored at the expense of another. Allocation policies are designed to address potential conflicts in situations where two or more funds or accounts participate in investment decisions involving the same securities.

PORTFOLIO TRANSACTIONS AND BROKERAGE

Since the Fund intends to generally acquire and dispose of its investments in privately negotiated transactions, it expects to infrequently use brokers in the normal course of its business. Subject to policies established by the Board, the Adviser will be responsible for the execution of the publicly-traded securities portion of the Fund’s portfolio transactions, if any, and the allocation of brokerage commissions. The Adviser will seek to obtain the best net results for the Fund, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While the Adviser will generally seek reasonably competitive trade execution costs, the Fund will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, the Adviser may select a broker based partly upon brokerage or research services provided to it and the Fund and any other clients. In return for such services, the Fund may pay a higher commission than other brokers would charge if the Adviser determines in good faith that such commission is reasonable in relation to the services provided.

During the fiscal period ended March 31, 2026, the Fund did not pay brokerage commissions. No brokerage commissions were paid to a broker that is an affiliated person of the Fund, is an affiliated person of an affiliated person of the Fund, or has an affiliated person that is an affiliated person of the Fund, the Adviser or the Distributor.

ERISA AND CERTAIN OTHER CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to ERISA (an “ERISA Plan”), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, “Benefit Plans”), should consider, among other things, the matters described below before determining whether to invest in a Fund.

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, regulations of the U.S. Department of Labor (the “DOL”) provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, an examination of the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment and the projected return of the total portfolio relative to the ERISA Plan’s funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

Because the Fund is registered as an investment company under the 1940 Act, the Fund’s underlying assets should not be considered to be “plan assets” of the Benefit Plans investing in the Fund for purposes of ERISA’s or the Code’s fiduciary responsibility and prohibited transaction rules.

A Benefit Plan which proposes to invest in the Fund will be required to represent that it, and any fiduciaries responsible for such Benefit Plan’s investments, are aware of and understand the Fund’s investment objective, policies and strategies, that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and the Code, as applicable.

Certain prospective Benefit Plans may currently maintain relationships with the Adviser or one or more Underlying Managers or their affiliates. Each of such persons may be deemed to be a fiduciary of or other party in interest or disqualified person of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA and Section 4975 of the Code prohibit the use of Benefit Plan assets for the benefit of a party in interest or disqualified person (as those terms are defined in ERISA and Section 4975 of the Code, respectively) and also prohibit a Benefit Plan fiduciary from using its position to cause such Benefit Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Benefit Plans should consult with their own counsel and other advisors to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code or is otherwise inappropriate. Fiduciaries of Benefit Plans will be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in the Fund.

Employee benefit plans which are not subject to ERISA may be subject to other rules governing such plans. Fiduciaries of non-ERISA Plans, whether or not subject to Section 4975 of the Code should consult with their own counsel and other advisors regarding such matters.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI and the prospectus is general and may be affected by future publication of regulations and rulings. Benefit Plans should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Interests.

FINANCIAL STATEMENTS

The audited financial statements and financial highlights included in the annual report to the Fund’s shareholders for the fiscal period ended March 31, 2026 (the “Annual Report”), together with the report of Ernst & Young LLP for the Fund’s Annual Report, are incorporated herein by reference to the Fund’s Annual Report to shareholders. All other portions of the Annual Report to shareholders are not incorporated herein by reference and are not part of the registration statement, the SAI, the prospectus or any prospectus supplement.

APPENDIX A

CAIS ADVISORS LLC
PROXY VOTING POLICY

Rule 206(4)-6 of the Advisers Act makes it a fraudulent, deceptive, or manipulative act, practice or course of business within the meaning of Section 206(4) of the Act for an investment adviser to exercise voting authority with respect to client securities, unless (i) the adviser has adopted and implemented written policies and procedures that are reasonably designed to ensure that the adviser votes proxies in the best interest of its clients, (ii) the adviser describes its proxy voting procedures to its clients and provides copies on request, and (iii) the adviser discloses to clients how they may obtain information on how the adviser voted their proxies.

In accordance with its fiduciary duty to clients and Rule 206(4)-6 of the Investment Advisors Act, CAIS Advisors has adopted and implemented written policies and procedures governing the voting of client securities. All proxies that CAIS Advisors receives will be treated in accordance with these policies and procedures.

CAIS Advisors will reach its voting decisions independently, after appropriate investigation. It does not generally intend to delegate its decision making or to rely on the recommendations of any third party, although it may take such recommendations into consideration. When CAIS Advisors determines a proxy may have an impact on a fund holding, CAIS Advisors will vote on those matters on a case-by-case basis in a manner that CAIS Advisors believes is in the best interests of the applicable fund holdings.

CAIS Advisors considers the reputation, experience, and competence of a company’s management and board of directors when it evaluates a prospective investment. In general, CAIS Advisors votes in favor of routine corporate matters, such as the re-approval of an auditor or a change of a legal entity’s name. CAIS Advisors also generally vote in favor of compensation practices and other measures that are in-line with industry norms, that allow companies to attract and retain key Supervised Persons and directors, that reward long-term performance, and that align the interests of management and shareholders

With respect to voting proxies, it is CAIS Advisors’ policy to:

●	stay apprised of developments that affect the securities in which the Funds invest;

●	carefully review matters submitted to a Fund for a vote as a holder of fund interests or operating company securities; and

●	vote on those matters on a case-by-case basis in a manner that the Investment Manager believes is in the best interests of the applicable Fund.

With respect to ETFs, CAIS Advisors proxy voting will be done by mirror voting.

Conflicts of Interest

CAIS Advisors will identify any conflicts that exist between the interests of the adviser and the client by reviewing the relationship of CAIS Advisors with the issuer of each security to determine if CAIS Advisors or any of its employees has any financial, business or personal relationship with the issuer.

Recordkeeping

CAIS Advisors, in accordance with SEC recordkeeping rules, shall maintain for a period of at least five (5) years from the end of the fiscal year voted: a record of each proxy statement received regarding client securities, records of votes cast on behalf of clients, records of client requests for proxy voting information, a copy of any written response and all documents prepared by CAIS Advisors regarding votes cast in contradiction to the pre-determined benchmark proxy voting guidelines, and all proxy voting policies and procedures and any amendments.

A-1

In the event proxy voting is required, CAIS Advisors will elect to vote or not to vote proxies received in a manner consistent with the best interests of the Fund and shareholders. CAIS Advisors will present to the Board, at least annually, CAIS Advisors’ Proxy Policies and a record of each proxy voted or not voted by CAIS Advisors on behalf of the Fund, including a report on the resolution of all proxies identified by CAIS Advisors involving a conflict of interest.

To the extent that CAIS Advisors is required to file Form 13F (e.g. exercising investment discretion over $100 million or more in Section 13(f) securities), the Adviser understands that it has an obligation to report its proxy votes at public stockholder meetings on Form N-PX. The Form N-PX should be filed with the SEC each year by August 31, with information pertaining to the previous 12-month period running from July 1 to June 30.

A-2

PART C

OTHER INFORMATION

Item 25. Financial Statements And Exhibits

(1)	Financial Statements

Part A:	Financial Highlights.

Part B:	Audited financial statements and financial highlights for the fiscal period ended March 31, 2026 and related Report of Independent Registered Public Accounting Firm are incorporated by reference to the Registrant’s Annual Report for the fiscal period ended March 31, 2026.

(2)	Exhibits

(a)(1)	Certificate of Trust dated September 22, 2025.(1)

(a)(2)	Amended and Restated Agreement and Declaration of Trust.(1)

(b)	By-Laws of the Registrant.(1)

(c)	Not applicable.

(d)	Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3.(3)

(e)	Dividend Reinvestment Plan.(1)

(f)	Not applicable.

(g)	Investment Advisory Agreement.(1)

(h)	Distribution Agreement.(1)

(i)	Not applicable.

(j)	Custodian Agreement.(1)

(k)(1)	Master Services Agreement for Fund Administration, Fund Accounting, and Transfer Agency Services.(1)

(k)(2)	Amended and Restated Expense Reimbursement Agreement (Class S Shares).(3)

(k)(3)	Amended and Restated Expense Limitation and Reimbursement Agreement.(3)

(k)(4)	Trademark Agreement.(1)

(k)(5)	Amended and Restated Distribution and Shareholder Servicing Plan.(3)

(l)	Opinion and Consent of Counsel.(3)

(m)	Not applicable.

(n)	Independent Registered Public Accounting Firm Consent.(4)

(o)	Not applicable.

(p)	Initial Capital Agreement.(1)

(q)	Not applicable.

(r)(1)	Code of Ethics of the Registrant.(1)

(r)(2)	Code of Ethics of the Adviser.(1)

(r)(3)	Code of Ethics of the Distributor.(1)

(s)	Filing Fee Table.(1)

(t)	Power of Attorney.(1)

(1)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File Nos. 333-290784 and 811-24126), filed on October 8, 2025.
(2)	Incorporated herein by reference to the corresponding exhibit of Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-290784 and 811-24126), filed on December 17, 2025.
(3)	Incorporated herein by reference to the corresponding exhibit of Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-290784 and 811-24126), filed on May 27, 2026.
(4)	Filed herewith.

Item 26. Marketing Arrangements

See the Distribution Agreement, which is incorporated herein by reference to Exhibit (h) of the Registrant’s Registration Statement on Form N-2 (File Nos. 333-290784 and 811-24126), filed on October 8, 2025.

Item 27. Other Expenses Of Issuance And Distribution

Not applicable.

Item 28. Persons Controlled By Or Under Common Control With The Registrant

The Registrant does not control any other person. The Registrant is not aware of any person that is directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by CAIS Advisors LLC, the Registrant’s investment adviser and, therefore, deemed to be under common control with one or more funds deemed to be controlled by the Adviser or its affiliates. Information regarding the ownership of CAIS Advisors LLC is set forth in its Form ADV as filed with the SEC (File No. 801-130768).

Item 29. Number Of Holders Of Shares

Set forth below is the number of holders of securities of the Registrant as of June 1, 2026:

Title of Class	Number of Record Holders
Shares of Beneficial Interest, Class A	None
Shares of Beneficial Interest, Class D	1
Shares of Beneficial Interest, Class I	359
Shares of Beneficial Interest, Class S	350

Item 30. Indemnification

Reference is made to Article V, Section 5.2 of the Registrant’s Amended and Restated Declaration of Trust. The Registrant, its trustees and officers are insured against certain expenses in connection with the defense of claims, demands, actions, suits, or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 31. Business And Other Connections Of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each managing director, executive officer or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in the Prospectus in the section entitled “Management of the Fund” and in the Statement of Additional Information in the section captioned “Management of the Fund.” The information required by this Item 31 with respect to each director, officer or partner of the Adviser is incorporated by reference to its Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940, as amended.

Item 32. Location Of Accounts And Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), and the rules thereunder are maintained by the Registrant’s custodian, UMB Bank, N.A., the Registrant’s administrator and transfer agent, Ultimus Fund Solutions, LLC, and the Registrant’s investment adviser, CAIS Advisors LLC.

UMB Bank, N.A.

1010 Grand Boulevard

Kansas City, Missouri 64106

Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

CAIS Advisors LLC

527 Madison Avenue, 12th Floor

New York, New York 10022

Item 33. Management Services

Not Applicable

Item 34. Undertakings

(1)	Not Applicable.

(2)	Not Applicable.

(3)	Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1), (a)(2), and (a)(3) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of this Form and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B [17 CFR 230.430B]: (A) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)	Not Applicable.

(5)	Not Applicable.

(6)	Not Applicable.

(7)	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that this post-effective amendment to the registration statement meets all of the requirements for effectiveness under Rule 486(b) under the Securities Act of 1933 and has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 28th day of July, 2026.

CAIS SPORTS, MEDIA AND ENTERTAINMENT FUND

By:	/s/ Neil Blundell
Neil Blundell
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on the 28th day of July, 2026.

	Signature	Title

	/s/ Neil Blundell Neil Blundell	President and Chief Executive Officer

	/s/ Terrence McCarthy Terrence McCarthy	Chief Financial Officer

	Richard Arney* Richard Arney	Trustee

	Joseph Carrier* Joseph Carrier	Trustee

	Kevin Mirabile* Kevin Mirabile	Trustee

*By:	/s/ Terrence McCarthy
Terrence McCarthy, Attorney-in-fact

*	Pursuant to Power of Attorney incorporated herein by reference to Exhibit (t) of the Registrant’s Registration Statement on Form N-2 (File Nos. 333-290784 and 811-24126), filed on October 8, 2025.

EXHIBIT INDEX

Exhibit No.	Description
(n)	Independent Registered Public Accounting Firm Consent